As filed with the Securities and Exchange Commission on May 23, 2006
Registration No. 333-132987

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Omniture, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	7372	87-0619936
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
550 East Timpanogos Circle
Orem, Utah 84097
801.722.7000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Joshua G. James
Chief Executive Officer
Omniture, Inc.
550 East Timpanogos Circle
Orem, Utah 84097
801.722.7000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John V. Roos
Patrick J. Schultheis
Robert G. O’Connor
J. Randall Lewis
Wilson Sonsini Goodrich & Rosati
Professional Corporation
2795 E. Cottonwood Pkwy, Suite 300
Salt Lake City, Utah 84121
801.993.6400	Shawn J. Lindquist Chief Legal Officer Omniture, Inc. 550 East Timpanogos Circle Orem, Utah 84097 801.722.7000	Gordon K. Davidson Laird H. Simons, III Jeffrey R. Vetter Robert B. Dellenbach Fenwick & West LLP 801 California Street Mountain View, California 94041 650.988.8500

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued May 23, 2006

Shares

OMNITURE®

COMMON STOCK

Omniture, Inc. is offering shares of its common stock, and the selling stockholders are offering shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $ and $ per share.

Investing in our common stock involves risks. See "Risk Factors" beginning on page 6.

PRICE $ A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Omniture	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on , 2006.

MORGAN STANLEY ***CREDIT SUISSE***

DEUTSCHE BANK SECURITIES ***JPMORGAN***

, 2006

GEO-SEGMENTATION
SEARCH ENGINE MARKETING
CONVERSION FUNNEL
A/B TESTING
DEPARTMENTAL DASHBOARDS
TRAFFIC PATTERNS
CUSTOMER ACQUISITION
KEY PERFORMANCE INDICATORS
5260
3830
6440
2000
8500
EXCEL® INTEGRATION
FALLOUT REPORT
BEHAVIORAL TARGETING
CLICKMAP ™
DATA WAREHOUSE
MULTI-CHANNEL ROI
RE-MARKETING
0100011101010111001001100101010011110110110101101110011010010111010001110101011100100110010101001111011

[TRANSPARENT OVERLAY]

      You should rely only on the information contained in this prospectus. Neither we nor the selling stockholders have authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.
      Until                     , 2006 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
      For investors outside the United States: Neither we nor the selling stockholders or any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY
      This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information, including our consolidated financial statements and the related notes, elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors.”
OMNITURE, INC.
      We are a leading provider of online business optimization software, which our customers use to manage and enhance online, offline and multi-channel business initiatives. Our online business optimization software, which we host and deliver to our customers on-demand, consists of SiteCatalyst, our flagship service, and our Omniture Data Warehouse, Omniture Discover and Omniture SearchCenter services. These services enable our customers to capture, store and analyze real-time and historical information generated by their websites and other sources and to gain critical business insights into the performance and efficiency of marketing and sales initiatives and other business processes. We market our on-demand services to online businesses across a broad range of industries, including automotive, financial services, media, technology and travel. We currently have over 1,000 customers, including America Online, Apple Computer, eBay, Expedia, Ford, Gannett, Hewlett-Packard, Major League Baseball and Microsoft. In 2005, our on-demand services captured data from over 650 billion page views for our customers.
      The Internet has redefined many business processes and has created opportunities for new online marketing and other commercial initiatives. To make informed decisions about priorities and investments in these initiatives, businesses require timely and accurate measurement of customer behavior. Although businesses have begun to realize the benefit of using the information gained from online customer interactions to improve a broad range of business functions, the increasing scale and dynamic nature of both online business and offline business influenced by online interaction necessitate that businesses automate the processes by which they capture, analyze and act upon information generated by their websites.
      Measuring online behavior and automating the capture and analysis of data are just the beginning of making more informed business decisions. Businesses also need to optimize the results of their online business activities, which have become increasingly complex with the emergence of multi-channel marketing initiatives. Multi-channel marketing initiatives that combine traditional offline marketing initiatives, such as television, print and radio, with online marketing initiatives, such as search advertising, e-mail and affiliate marketing, make the measurement and analysis of online behavior more challenging, but present additional opportunities to optimize results. Businesses have generally relied on a combination of manual processes, point tools and proprietary approaches to manage their online business initiatives. These approaches, however, have a number of critical limitations, including an inability to provide businesses an aggregated view of customer information, limited scalability, limited integration with enterprise systems and lengthy and costly implementation cycles. We believe that businesses seeking to enhance their online presence need online business optimization services with the functionality, scalability and flexibility to manage and improve important aspects of their business activities.
      Our online business optimization services enable customers to manage and enhance their online, offline and multi-channel business initiatives. Key benefits of our services include:

•	Increased sales and profitability. Our services enable customers to capture and measure user activity on their websites and automate business processes to enhance the efficiency of multi-channel marketing and e-commerce initiatives. By utilizing our services, customers are able to identify trends in customer behavior in real time, to direct business expenditures towards initiatives that they believe will increase sales, maximize profitability and enhance customer service and thereby to gain a competitive advantage.

•	Flexible platform to manage online business. Our services are based on a technology platform that manages online business data from a centralized information store. Our multi-tenant technology platform is based upon a massively scalable computing architecture that allows us to share common computing resources simultaneously across our customer base while maintaining the integrity and security of each customer’s data. Our technology is built on a standards-based platform, which allows for interoperability with other third-party and proprietary systems.

•	Enterprise-class scalability, performance, security and support. Our platform is designed to scale to meet the needs of the largest and most sophisticated online operations in the world. Our customers rely on us to capture and manage significant volumes of data securely and accurately while providing immediate application availability and flexible real-time reporting. We currently capture over three billion page views per day and manage over 600 terabytes of data for our customers. We provide our customers with comprehensive onsite implementation, training and support services, including best practices consulting and training through Omniture University.

•	Independent, unaffiliated service provider. Our platform interfaces with major Internet search vendors, advertising networks, e-mail marketers and lead generation sites and consolidates information across those channels into a single unified view. However, we are unaffiliated with any particular marketing channel or service provider and therefore can provide reliable and secure information that is independent. As such, we provide our customers with objective insight into the effectiveness of their multi-channel marketing expenditures across multiple channels, Internet vendors and partners.

•	Reduced capital investment through on-demand hosted model. We deliver our services entirely through an on-demand, hosted model. Our on-demand model enables our customers to calibrate their expenditures to their required level of service. As a result, our customers are able to limit their upfront investments in technology infrastructure, third-party software and systems, and more effectively leverage their own IT personnel.
Risks Affecting Us
      Our business is subject to numerous risks, which are highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. These risks represent challenges to the successful implementation of our strategy and the growth of our business. Some of these risks are:

•	we incurred a net loss of $17.4 million in 2005, had an accumulated deficit of $34.5 million as of March 31, 2006, and may not achieve or maintain profitability;

•	we depend substantially on sales of our SiteCatalyst services;

•	our growth depends upon our ability to add new and retain existing large customers in a manner that results in profitability and positive cash flow;

•	the significant capital requirements of our business model;

•	we face significant competition; and

•	Internet-related and other laws could adversely affect our business.
      For further discussion of these and other risks you should consider before making an investment in our common stock, see the section entitled “Risk Factors” beginning on page 6.
Corporate Information
      We were founded in 1996, began offering our on-demand online business optimization services in 1997 and began selling these services to enterprises in 2001. We were incorporated in 1998 as SuperStats.com, Inc., a Utah corporation. In 1999, we changed our name to MyComputer.com, Inc. and reincorporated in the State of Delaware. In 2002, we changed our name to Omniture, Inc. Our principal executive offices are located at 550 East Timpanogos Circle, Orem, Utah 84097, and our telephone number is 801.722.7000. Our website address is www.omniture.com. The information on, or that can be accessed through, our website is not part of this prospectus.
      Except where the context requires otherwise, in this prospectus the “Company,” “Omniture,” “we,” “us” and “our” refer to Omniture, Inc., a Delaware corporation, and, where appropriate, its subsidiaries. Omniture, SiteCatalyst, Omniture DataWarehouse, Omniture Discover and Omniture SearchCenter are trademarks of Omniture. This prospectus also includes other trademarks of other persons.

THE OFFERING

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We plan to use the net proceeds that we receive in this offering for general corporate purposes, which may include expansion of our domestic and international sales and marketing organizations, investments in our network infrastructure to support our growth, further development and expansion of our service offerings, a $4.0 million license payment that is due upon the closing of the offering, and possible acquisitions of complementary businesses, technologies or other assets. We will not receive any of the proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

Proposed Nasdaq National Market symbol	OMTR
      The number of shares of common stock that will be outstanding after this offering is based on the number of shares outstanding at March 31, 2006, which excludes:

•	7,511,976 shares of common stock issuable upon the exercise of options outstanding at March 31, 2006, with a weighted-average exercise price of $1.48 per share;

•	489,902 shares of common stock issuable upon the exercise of warrants outstanding at March 31, 2006, with a weighted-average exercise price of $1.00 per share, of which warrants to purchase shares of common stock with a weighted-average exercise price of approximately $ per share will expire at the closing of this offering, if they have not previously been exercised;

•	shares of common stock reserved for future issuance under our 2006 Equity Incentive Plan; and

•	500,000 shares of common stock reserved for future issuance under our 2006 Employee Stock Purchase Plan.

      Unless otherwise indicated, all information in this prospectus assumes:

•	the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 21,673,596 shares of common stock effective immediately prior to the closing of this offering;

•	a 1-for-2 reverse stock split to be effective prior to the closing of this offering; and

•	no exercise by the underwriters of their right to purchase up to shares of common stock from us to cover over-allotments.

SUMMARY CONSOLIDATED FINANCIAL DATA
      We present below our summary consolidated financial data. The consolidated statement of operations data for the years ended December 31, 2003, 2004 and 2005 and the actual consolidated balance sheet data as of December 31, 2005 have been derived from audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the year ended December 31, 2002 have been derived from audited consolidated financial statements not included in this prospectus. The consolidated statement of operations data for the three months ended March 31, 2005 and 2006 and the consolidated balance sheet data as of March 31, 2006 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, which include only normal recurring adjustments, that management considers necessary for the fair presentation of the financial information set forth in those statements. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, each included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in any future period.

					Three Months Ended
	Year Ended December 31,				March 31,

	2002	2003	2004	2005	2005	2006

					(unaudited)
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues:
Subscription	$3,125	$7,692	$19,444	$41,066	$7,763	$15,540
Professional services and other	590	962	1,122	1,738	277	896

Total revenues	3,715	8,654	20,566	42,804	8,040	16,436

Cost of revenues:
Subscription	664	1,918	7,993	18,496	3,288	6,107
Professional services and other	177	559	739	1,963	431	671

Total cost of revenues	841	2,477	8,732	20,459	3,719	6,778

Gross profit	2,874	6,177	11,834	22,345	4,321	9,658
Operating expenses:
Sales and marketing	1,763	3,591	8,906	24,259	4,837	8,181
Research and development	1,377	1,118	2,030	6,647	1,152	1,972
General and administrative	975	1,195	3,230	6,220	955	2,850
Litigation settlement	—	—	—	2,604	—	—

Total operating expenses	4,115	5,904	14,166	39,730	6,944	13,003

(Loss) income from operations	(1,241)	273	(2,332)	(17,385)	(2,623)	(3,345)
Interest income	—	—	64	599	40	198
Interest expense	(162)	(115)	(392)	(574)	(127)	(202)
Other income (expense)	25	29	1,342	(66)	4	(30)

(Loss) income before provision for income taxes	(1,378)	187	(1,318)	(17,426)	(2,706)	(3,379)
Provision for income taxes	—	44	—	15	—	27

Net (loss) income	$(1,378)	$143	$(1,318)	$(17,441)	$(2,706)	$(3,406)

Net (loss) income per share:
Basic	$(0.11)	$0.01	$(0.10)	$(1.27)	$(0.20)	$(0.24)
Diluted	$(0.11)	$0.01	$(0.10)	$(1.27)	$(0.20)	$(0.24)
Weighted-average number of shares used in per share amounts:
Basic	12,270	12,306	13,094	13,694	13,377	13,968
Diluted	12,270	22,677	13,094	13,694	13,377	13,968

      The following table presents our summary consolidated balance sheet data as of March 31, 2006, on an actual basis, on a pro forma basis to give effect to the conversion of all outstanding shares of our preferred stock into shares of common stock and on a pro forma as adjusted basis to reflect our receipt of net proceeds from our sale of the                     shares of common stock offered by us at an assumed initial public offering price of $           per share after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of March 31, 2006

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(in thousands)
	(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$18,550	$18,550	$
Working capital (deficit)	(3,516)	(3,516)
Total assets	76,976	76,976
Total long-term obligations, including current portion	10,173	10,173
Convertible preferred stock	61,838	—
Total stockholders’ (deficit) equity	(33,117)	28,721

RISK FACTORS
      You should carefully consider the risks described below before making an investment decision. Our business, prospects, financial condition or operating results could be materially adversely affected by any of these risks, as well as other risks not currently known to us or that we currently deem immaterial. The trading price of our common stock could decline due to any of these risks and you may lose all or part of your investment. In assessing the risks described below, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and the related notes, before deciding to purchase any shares of our common stock.
Risks Related to Our Business
          We have a history of significant net losses, may incur significant net losses in the future and may not achieve or maintain profitability.
      We have incurred significant losses in recent periods, including a net loss of $1.3 million in 2004, a net loss of $17.4 million in 2005 and a net loss of $3.4 million in the first quarter of 2006, primarily as a result of significant investments that we have made in our network infrastructure and sales and marketing organization. As of March 31, 2006, we had an accumulated deficit of $34.5 million. We may not be able to achieve or maintain profitability and we may continue to incur significant losses in the future. In addition, we expect to continue to increase operating expenses as we implement initiatives to continue to grow our business, which include, among other things, plans for international expansion, expansion of our infrastructure, the development of new services and general and administrative expenses associated with being a public company. If our revenues do not increase to offset these expected increases in costs and operating expenses, we will not be profitable. You should not consider our revenue growth in recent periods as indicative of our future performance. In fact, in future periods our revenues could decline. Accordingly, we cannot assure you that we will be able to achieve or maintain profitability in the future.
          We have derived substantially all of our subscription revenues from sales of our SiteCatalyst service. If our SiteCatalyst service is not widely accepted by new customers, our operating results will be harmed.
      We derive substantially all of our revenues from subscriptions to our SiteCatalyst service, and we expect that we will continue to derive the substantial majority of our revenues from our SiteCatalyst service in the future. To date, we have not received significant revenues from our Omniture Data Warehouse, Omniture Discover and Omniture SearchCenter services. We expect that we will continue to be highly dependent on the success of our SiteCatalyst service for the foreseeable future. If our SiteCatalyst service is unable to remain competitive and provide value to our customers, our ability to achieve widespread acceptance of our SiteCatalyst service may be hindered and our revenue growth and business will be harmed.
          If we are unable to attract new customers or to sell additional services to our existing customers, our revenue growth will be adversely affected.
      To increase our revenues, we must regularly add new customers, sell additional services to existing customers and encourage existing customers to increase their minimum commitment levels. If our existing and prospective customers do not perceive our services to be of sufficiently high value and quality, we may not be able to attract new customers or increase sales to existing customers and our operating results will be adversely affected.
          Our business depends substantially on customers renewing their subscriptions for our online business optimization services. Any decline in our customer renewals would harm our future operating results.
      We sell our online business optimization services pursuant to service agreements that are generally one to three years in length. Our customers have no obligation to renew their subscriptions for our services after the expiration of their initial subscription period and we cannot assure you that these subscriptions will be renewed at the same or higher level of service, if at all. In fact, some of our customers have elected not to renew their agreements with us. Moreover, under some circumstances, some of our customers have the right to cancel their service agreements prior to the expiration of the terms of their agreements. We have limited historical data with respect to rates of customer subscription renewals, so we cannot accurately predict future customer renewal rates. Our customers’ renewal rates may decline or fluctuate as a result of a number of factors, including their satisfaction or dissatisfaction with our services, the prices of our services, the prices of services offered by our competitors, mergers and acquisitions affecting our customer base or reductions in our customers’ spending levels. If our customers do not renew their subscriptions for our services or if they renew on less favorable terms, our revenues may decline and our business will suffer.
          The significant capital requirements of our business model make it more difficult to achieve positive cash flow and profitability if we continue to grow rapidly.
      Our business model involves our making significant upfront and ongoing capital expenditures, primarily for network operations equipment, such as servers and other network devices. Because the time frame for evaluating and implementing our services, particularly for larger implementations, can be lengthy, ranging from 10 to 90 days or longer, and because we begin to invoice our customers only after the service implementation is complete, we make these expenditures well before we receive any cash from the customer. Consequently, it takes a number of months or longer to achieve positive cash flow for a customer. As a result, rapid growth in customers would require substantial amounts of cash. In addition, because of the lengthy implementation periods for new customers, we experience a delay between the increase in our operating expenses and the generation of corresponding revenues. We depreciate our capital equipment over a period of approximately four years, with depreciation being included in our cost of subscription revenues beginning immediately upon purchase of the equipment. We recognize revenue, at the earliest, only when we complete implementation of our services and invoice the customer. Thus, it takes a number of months or longer for a new customer to become profitable.
          Our growth depends upon our ability to add new and retain existing large customers; however, to the extent we are successful in doing so, our gross margins and ability to achieve profitability and positive cash flow may be impaired.
      Our success depends on our ability to sell our online business optimization services to large customers and on those customers continuing to renew their subscriptions with us in successive years. We derive a significant percentage of our total revenues from a relatively small number of large customers, and the loss of any one or more of those customers could decrease our revenues and harm our current and future operating results. However, the addition of new large customers or increase in minimum commitment levels by large existing customers requires particularly large capital expenditures and long implementation periods, resulting in longer than usual time periods to profitability and positive cash flow for these customers. In addition, we generally sell our services to our large customers at a price per page view lower than for other customers due to their larger page view commitments. Finally, some of our customers have in the past required us to allocate dedicated personnel to provide our services as a condition to entering into service agreements with us. As a result, new large customers or increased usage of our services by large customers may cause our gross margins to decline and negatively impact our profitability and cash flows in the near term.
          Because we recognize subscription revenue over the term of the applicable agreement, the lack of subscription renewals or new service agreements may not immediately be reflected in our operating results.
      The majority of our quarterly revenues represent revenues attributable to service agreements entered into during previous quarters. As a result, a decline in new or renewed service agreements in any one quarter will not be fully reflected in our revenues for the corresponding quarter but will negatively affect our revenues in future quarters. Additionally, the effect of significant downturns in sales and market acceptance of our services in a particular quarter may not be fully reflected in our results of operations until future periods. Our business model would also make it difficult for any rapid increase in new or renewed service agreements to increase our revenues in any one period because revenues from new customers must be recognized over the applicable service agreement term.

          We have limited experience with respect to our pricing model and if the prices we charge for our services are unacceptable to our customers, our revenues and operating results will be harmed.
      We have limited experience with respect to determining the appropriate prices for our services that our existing and potential customers will find acceptable. As the market for our services matures, or as new competitors introduce new products or services that compete with ours, we may be unable to renew our agreements with existing customers or attract new customers at the same price or based on the same pricing model as we have used historically. For example, we face competition from businesses that offer their services at substantially lower prices than our services, and Google Inc. currently offers its web analytics service for free. As a result, in the future it is possible that competitive dynamics in our market may require us to change our pricing model or reduce our prices, which could have a material adverse effect on our revenues, gross margin and operating results.
          If we are unable to develop or acquire new services, our revenue growth will be harmed.
      Our ability to attract new customers and increase revenues from existing customers will depend in large part on our ability to enhance and improve existing services and to introduce new services in the future. The success of any enhancement or new service depends on several factors, including the timely completion, introduction and market acceptance of the enhancement or service. Any new service we develop or acquire may not be introduced in a timely or cost-effective manner and may not achieve the broad market acceptance necessary to generate significant revenues. For example, we have recently introduced Omniture SearchCenter, but we have not yet received significant revenues from this service. Additionally, our existing and prospective customers may develop their own competing technologies or purchase competitive products or services or engage third-party providers. If we are unable to successfully develop or acquire new services or enhance our existing services to meet customer requirements, our business and operating results will be adversely affected.
          Our quarterly results of operations may fluctuate in the future. As a result, we may fail to meet or exceed the expectations of securities analysts or investors, which could cause our stock price to decline.
      Our quarterly results of operations may fluctuate as a result of a variety of factors, many of which are outside of our control. If our quarterly results of operations fall below the expectations of securities analysts or investors, the price of our common stock could decline substantially. Fluctuations in our quarterly results of operations may be due to a number of factors, including, but not limited to, those listed below:

•	our ability to increase sales to existing customers and attract new customers;

•	the addition or loss of large customers;

•	the amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our business, operations and infrastructure;

•	the timing and success of new product and service introductions by us or our competitors;

•	seasonal variations in the demand for our services and the implementation cycles for our new customers;

•	levels of revenues from our larger customers, which have lower per page view pricing due to higher page view commitments;

•	changes in our pricing policies or those of our competitors;

•	service outages or security breaches;

•	the extent to which any of our significant customers terminate their service agreements with us or reduce the number of page views from which we capture data pursuant to their service agreements;

•	limitations of the capacity of our network and systems;

•	the timing of costs related to the development or acquisition of technologies, services or businesses;

•	general economic, industry and market conditions and those conditions specific to Internet usage and online businesses;

•	the purchasing and budgeting cycles of our customers; and

•	geopolitical events such as war, threat of war or terrorist actions.
      We believe that our quarterly revenues and results of operations may vary significantly in the future and that period-to-period comparisons of our operating results may not be meaningful. You should not rely on the results of one quarter as an indication of future performance.
          The market for on-demand services, in general, and for online business optimization services, in particular, is at an early stage of development, and if it does not develop or develops more slowly than we expect, our business will be harmed.
      The market for on-demand services, in general, and for online business optimization services, in particular, is at an early stage of development, and it is uncertain whether these services will achieve and sustain high levels of demand and market acceptance. Our success will depend to a substantial extent on the willingness of companies to increase their use of on-demand services, in general, and for online business optimization services, in particular. Many companies have invested substantial personnel and financial resources to integrate traditional enterprise software into their businesses, and therefore may be reluctant or unwilling to migrate to on-demand services. Other factors that may affect market acceptance include:

•	the security capabilities, reliability and availability of on-demand services;

•	customer concerns with entrusting a third party to store and manage their data;

•	public concern regarding privacy;

•	the level of customization or configuration we offer;

•	our ability to maintain high levels of customer satisfaction;

•	our ability to provide reports in real time during periods of intense activity on customer websites;

•	the price, performance and availability of competing products and services;

•	the rate of continued growth in online commerce and online advertising; and

•	the current and possible future imposition by federal, state and local agencies of taxes on goods and services that are provided over the Internet.
      The market for these services may not develop further, or it may develop more slowly than we expect, either of which would harm our business.
          We operate in a highly competitive market, which could make it difficult for us to acquire and retain customers.
      We compete in a rapidly evolving and highly competitive market. A significant portion of our business competes with third-party, on-demand services, software vendors and online marketing service providers. Our current principal competitors include:

•	companies such as Coremetrics, Inc., Google Inc., Nedstat Ltd., WebSideStory, Inc. and WebTrends Inc. that offer on-demand services;

•	software vendors such as Epiphany, Inc. (acquired by SSA Global), NetRatings, Inc., Sane Solutions, LLC (acquired by Unica Corporation) and SAS Institute, Inc.; and

•	online marketing service providers such as aQuantive, Inc., DoubleClick Inc. and 24/7 Real Media, Inc.
      Many of the companies that offer web analytics software offer other products or services and as a result could also bundle their products or services, which may result in these companies effectively selling their products or services at or below market prices.

      Some of our current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and substantially greater resources, including sales and marketing, financial and other resources. As a result, these competitors may be able to:

•	absorb costs associated with providing their products at a lower price;

•	devote more resources to new customer acquisitions;

•	respond to evolving market needs more quickly than we can; and

•	finance more research and development activities to develop better services.
      In addition, large software, Internet and database management companies may enter the market or enhance their web analytics capabilities, either by developing competing services or by acquiring existing competitors of ours, and compete against us effectively as a result of their significant resources and pre-existing relationships with our current and potential customers. For example, Google Inc. has recently introduced a web analytics service that it offers free of charge.
      If our services achieve broader commercial acceptance and as we introduce additional services, we expect that we will experience competition from additional companies.
      If we are not able to compete successfully against our current and future competitors, it will be difficult to acquire and retain customers, and we may experience limited revenue growth, reduced revenues and operating margins and loss of market share.
          We rely on a small number of third-party service providers to host and deliver our services, and any interruptions or delays in services from these third parties could impair the delivery of our services and harm our business.
      We host our services, and serve all of our customers from three third-party data center facilities located in California and Texas. We do not control the operation of any of these facilities, and depending on service level requirements, we may not operate or maintain redundant data center facilities for all of our services or for all of our customers’ data, which increases our vulnerability. These facilities are vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, power loss, telecommunications failures and similar events. They are also subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct. The occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems could result in lengthy interruptions in our services. Additionally, our data center facility agreements are of limited durations, and our data facilities have no obligation to renew their agreements with us on commercially reasonable terms, or at all. Furthermore, one of our data center facility agreements requires that we pay for a variable component of power costs and provides for discretionary increases, up to a maximum amount, to the price we pay for use of the facility, thereby potentially subjecting us to variations in the cost of power and hosting fees. If we are unable to renew our agreements with the facilities on commercially reasonable terms, we may experience delays in the provisioning of our services until an agreement with another data center facility can be arranged.
      Furthermore, we depend on access to the Internet through third-party bandwidth providers to operate our business. If we lose the services of one or more of our bandwidth providers for any reason, we could experience disruption in our services or we could be required to retain the services of a replacement bandwidth provider.
      Our operations also rely heavily on the availability of electricity, which also comes from third-party providers. If we or the third-party data center facilities that we use to deliver our services were to experience a major power outage or if the cost of electricity increases significantly, our operations would be harmed. If we or our third-party data centers were to experience a major power outage, we would have to rely on back-up generators, which may not work properly, and their supply might be inadequate during a major power outage. Such a power outage could result in a disruption of our business.
      Any errors, defects, disruptions or other performance problems with our services could harm our reputation and may damage our customers’ businesses. Interruptions in our services might reduce our revenues, cause us to issue credits to customers, cause customers to terminate their subscriptions and adversely affect our renewal rates. Our business would be harmed if our customers and potential customers believe our services are unreliable.
          If we fail to respond to rapidly changing technological developments or evolving industry standards, our services may become obsolete or less competitive.
      The market for our services is characterized by rapid technological advances, changes in customer requirements, changes in protocols and evolving industry standards. If we are unable to develop enhancements to, and new features for, our existing services or acceptable new services that keep pace with rapid technological developments, our services may become obsolete, less marketable and less competitive and our business will be harmed.
          We have experienced rapid growth in recent periods. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately.
      We have substantially expanded our overall business, customer base, headcount and operations in recent periods. We increased our total number of full-time employees from 157 at December 31, 2004 to 312 at March 31, 2006. In addition, during this same period, we made substantial investments in our network infrastructure operations as a result of our growth. We will need to continue to expand our business. We anticipate that this expansion will require substantial management effort and significant additional investment in our infrastructure. In addition, we will be required to continue to improve our operational, financial and management controls and our reporting procedures. As such, we may be unable to manage our expenses effectively in the future, which may negatively impact our gross margins or cause our operating expenses to increase in any particular quarter. Our historic expansion has placed, and our expected future growth will continue to place, a significant strain on our managerial, administrative, operational, financial and other resources. If we are unable to manage our growth successfully, our business will be harmed.
          Failure to effectively expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our services.
      Increasing our customer base and achieving broader market acceptance of our services will depend to a significant extent on our ability to expand our sales and marketing operations. We expect to be substantially dependent on our direct sales force to obtain new customers. We plan to continue to expand our direct sales force both domestically and internationally. We believe that there is significant competition for direct sales personnel with the sales skills and technical knowledge that we require. Our ability to achieve significant growth in revenues in the future will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of direct sales personnel. New hires require significant training and, in most cases, take a significant period of time before they achieve full productivity. Our recent hires and planned hires may not become as productive as we would like, and we may be unable to hire or retain sufficient numbers of qualified individuals in the future in the markets where we do business. Our business will be seriously harmed if these expansion efforts do not generate a corresponding significant increase in revenues.
          Our growth depends in part on the success of our strategic relationships with third parties, including technology integration, channel partners and resellers of our services.
      We may not be able to develop or maintain strategic relationships with third parties with respect to either technology integration or channel development for a number of reasons, including because of relationships with our competitors or prospective competitors. If we are unsuccessful in establishing or maintaining our strategic relationships, our ability to compete in the marketplace or to grow our revenues would be impaired and our operating results would suffer. Further, if search engine or other online marketing providers restrict access to their networks or increase the currently nominal prices they charge for the use of their application programming interfaces, our ability to deliver services of sufficiently high value to our customers at a profitable price will be negatively affected. Even if we are successful in establishing and maintaining these relationships, we cannot assure you that these will result in increased customers or revenues.

          Because our long-term success depends, in part, on our ability to expand the sales of our services to customers located outside of the United States, our business will be susceptible to risks associated with international operations.
      We currently maintain offices outside of the United States and currently have sales personnel or independent consultants in several countries. We have limited experience operating in foreign jurisdictions. Our inexperience in operating our business outside of the United States increases the risk that any international expansion efforts that we may undertake will not be successful. In addition, conducting international operations subjects us to new risks that we have not generally faced in the United States. These include:

•	fluctuations in currency exchange rates;

•	unexpected changes in foreign regulatory requirements;

•	longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

•	difficulties in managing and staffing international operations;

•	potentially adverse tax consequences, including the complexities of foreign value added tax systems and restrictions on the repatriation of earnings;

•	localization of our services, including translation into foreign languages and associated expenses;

•	dependence on certain third parties to increase customer subscriptions;

•	the burdens of complying with a wide variety of foreign laws and different legal standards;

•	increased financial accounting and reporting burdens and complexities;

•	political, social and economic instability abroad, terrorist attacks and security concerns in general; and

•	reduced or varied protection for intellectual property rights in some countries.
      The occurrence of any one of these risks could negatively affect our international business and, consequently, our results of operations generally.
      Additionally, operating in international markets also requires significant management attention and financial resources. We cannot be certain that the investment and additional resources required in establishing operations in other countries will produce desired levels of revenues or profitability.
      Some of our international subscription fees are currently denominated in United States dollars and paid in local currency. As a result, fluctuations in the value of the United States dollar and foreign currencies may make our services more expensive for international customers, which could harm our business.
          We may be liable to our customers and may lose customers if we provide poor service, if our services do not comply with our agreements or if we are unable to collect customer data or otherwise lose customer data.
      Because of the large amount of data that we collect and manage, it is possible that errors in our systems could cause the information that we collect to be incomplete or contain inaccuracies that our customers regard as significant. Furthermore, our ability to collect and report data may be interrupted by a number of factors, including our inability to access the Internet, the failure of our network or software systems, security breaches or variability in user traffic on customer websites. In addition, computer viruses may harm our systems causing us to lose data, and the transmission of computer viruses could expose us to litigation. We may also find, on occasion, that we cannot deliver data and reports to our customers in real time because of significant spikes in consumer activity on their websites. We may be liable to our customers for damages they may incur resulting from these events, such as loss of business, loss of future revenues, breach of contract or for the loss of goodwill to their business. In addition to potential liability, if we supply inaccurate information or experience interruptions in our ability to capture, store and supply information in real time or at all, our reputation could be harmed and we could lose customers.

      Our errors and omissions insurance may be inadequate or may not be available in the future on acceptable terms, or at all. In addition, our policy may not cover any claim against us for loss of data or other indirect or consequential damages and defending a suit, regardless of its merit, could be costly and divert management’s attention.
          A rapid expansion of our network and systems could cause us to lose customer data or cause our network or systems to fail.
      In the future, we may need to expand our network and systems at a more rapid pace than we have in the past. For example, if we secure a large customer or a group of customers with extraordinary volumes of information to collect and process, we may suddenly require additional bandwidth and our existing systems may not be able to process the information. Our network or systems may not be capable of meeting the demand for increased capacity, or we may incur additional unanticipated expenses to accommodate these capacity demands. In addition, we may lose valuable data, be able to provide it only on a delayed basis or our network may temporarily shut down if we fail to expand our network to meet future requirements.
          If a third party asserts that we are infringing its intellectual property, whether successful or not, it could subject us to costly and time-consuming litigation or expensive licenses, and our business may be harmed.
      The Internet, software and technology industries are characterized by the existence of a large number of patents, copyrights, trademarks and trade secrets and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition, the possibility of intellectual property rights claims against us grows. Our technologies may not be able to withstand any third-party claims or rights against their use. Additionally, although we have licensed from other parties proprietary technology covered by patents, we cannot be certain that any such patents will not be challenged, invalidated or circumvented. Furthermore, many of our service agreements require us to indemnify our customers for third-party intellectual property infringements claims, which would increase our costs as a result of defending such claims and may require that we pay damages if there were an adverse ruling in any such claims. We, and certain of our customers, have in the past received correspondence from third parties alleging that certain of our services, or customers’ use of our services, violates such third parties’ patent rights. For example, we are aware that four of our customers have received letters from a third party alleging, among other things, that these customers’ online activities, including the use of our services, infringe its patents, which may result in claims against us by it or by our customers for indemnification under our service agreement with them. These types of claims could harm our relationships with our customers, may deter future customers from subscribing to our services or could expose us to litigation with respect to these claims. Even if we are not a party to any litigation between a customer and a third party, an adverse outcome in any such litigation could make it more difficult for us to defend our intellectual property in any subsequent litigation in which we are a named party. Any of these results could harm our brand and operating results.
      Any intellectual property rights claim against us or our customers, with or without merit, could be time-consuming, expensive to litigate or settle and could divert management resources and attention. An adverse determination also could prevent us from offering our services to our customers and may require that we procure or develop substitute services that do not infringe.
      With respect to any intellectual property rights claim against us or our customers, we may have to pay damages or stop using technology found to be in violation of a third party’s rights. We may have to seek a license for the technology, which may not be available on reasonable terms, may significantly increase our operating expenses or require us to restrict our business activities in one or more respects. The technology also may not be available for license to us at all. As a result, we may also be required to develop alternative non-infringing technology, which could require significant effort and expense. For example, we recently entered into a settlement and patent license agreement with NetRatings, Inc., to resolve a patent infringement lawsuit that NetRatings filed against us in May 2005 and to obtain a non-exclusive, world-wide license to NetRatings’ entire patent portfolio. Under the terms of the agreement, we agreed to pay NetRatings license fees.

          The success of our business depends in large part on our ability to protect and enforce our intellectual property rights.
      We rely on a combination of patent, copyright, service mark, trademark, and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights, all of which provide only limited protection. We do not own any issued patents and cannot assure you that patents will issue with respect to our currently pending patent applications, in a manner that gives us the protection that we seek, if at all, or that any future patents issued to us will not be challenged, invalidated or circumvented. Patents that are issued may not provide sufficiently broad protection or they may not prove to be enforceable in actions against alleged infringers. Also, we cannot assure you that any future service mark registrations will be issued with respect to pending or future applications or that any registered service marks will be enforceable or provide adequate protection of our proprietary rights.
      We endeavor to enter into agreements with our employees and contractors and agreements with parties with whom we do business in order to limit access to and disclosure of our proprietary information. We cannot be certain that the steps we have taken will prevent unauthorized use of our technology or the reverse engineering of our technology. Moreover, others may independently develop technologies that are competitive to ours or infringe our intellectual property. The enforcement of our intellectual property rights also depends on our legal actions against these infringers being successful, but we cannot be sure these actions will be successful, even when our rights have been infringed.
      Furthermore, effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country in which our services are available over the Internet. In addition, the legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in Internet-related industries are uncertain and still evolving.
          We rely on our management team and need additional personnel to grow our business, and the loss of one or more key employees or the inability to attract and retain qualified personnel could harm our business.
      Our success and future growth depends to a significant degree on the skills and continued services of our management team. Our future success also depends on our ability to attract and retain and motivate highly skilled technical, managerial, marketing and customer service personnel, including members of our management team. All of our employees work for us on an at-will basis. We plan to hire additional personnel in all areas of our business, particularly for our sales, marketing and technology development areas, both domestically and internationally. Competition for these types of personnel is intense, particularly in the Internet and software industries. As a result, we may be unable to successfully attract or retain qualified personnel. Our inability to retain and attract the necessary personnel could adversely affect our business.
          We may expand through acquisitions of, or investments in, other companies, each of which may divert our management’s attention, resulting in additional dilution to our stockholders and consumption of resources that are necessary to sustain our business.
      Although we have no ongoing negotiations or current agreements or commitments with respect to any material acquisitions, our business strategy may include acquiring complementary services, technologies or businesses. We also may enter into relationships with other businesses in order to expand our service offerings, which could involve preferred or exclusive licenses, additional channels of distribution or discount pricing or investments in other companies.
      Negotiating these transactions can be time-consuming, difficult and expensive, and our ability to close these transactions may often be subject to approvals, such as government regulation, which are beyond our control. Consequently, we can make no assurances that these transactions, once undertaken and announced, will close.
      An acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the acquired businesses, technologies, products, personnel or operations of the acquired companies, particularly if the key personnel of the acquired company choose not to work for us, and we may have difficulty retaining the customers of any acquired business due to changes in management and ownership. Acquisitions may also disrupt our ongoing business, divert our resources and require significant management attention that would otherwise be available for ongoing development of our business. Moreover, we cannot assure you that the anticipated benefits of any acquisition, investment or business relationship would be realized or that we would not be exposed to unknown liabilities. In connection with one or more of those transactions, we may:

•	issue additional equity securities that would dilute our stockholders;

•	use cash that we may need in the future to operate our business;

•	incur debt on terms unfavorable to us or that we are unable to repay;

•	incur large charges or substantial liabilities;

•	encounter difficulties retaining key employees of the acquired company or integrating diverse business cultures; and

•	become subject to adverse tax consequences, substantial depreciation or deferred compensation charges.
          Material defects or errors in our software we use to deliver our services could harm our reputation, result in significant costs to us and impair our ability to sell our services.
      The software applications underlying our services are inherently complex and may contain material defects or errors. Any defects that cause interruptions to the availability of our services could result in:

•	lost or delayed market acceptance and sales of our services;

•	sales credits or refunds to our customers;

•	loss of customers;

•	diversion of development resources;

•	injury to our reputation; and

•	increased warranty and insurance costs.
      The costs incurred in correcting any material defects or errors in our services may be substantial and could adversely affect our operating results. After the release of our services, defects or errors may also be identified from time to time by our internal team and by our customers. These defects or errors may occur in the future.
          Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our reported results of operations.
      A change in accounting standards or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. For example, on December 16, 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, or SFAS, No. 123 (revised 2004), Share-Based Payment, or SFAS No. 123R. SFAS No. 123R, which became effective for fiscal periods beginning after June 15, 2005, requires that employee stock-based compensation be measured based on its fair-value on the grant date and treated as an expense that is reflected in the financial statements over the related service period. As a result of SFAS No. 123R, our results of operations in 2006 will reflect expenses that are not reflected in prior periods, making it more difficult for investors to evaluate our 2006 results of operations relative to prior periods.

          We might require additional capital to support business growth, and this capital might not be available on acceptable terms, or at all.
      We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new services or enhance our existing services, enhance our operating infrastructure and acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited.
          If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could adversely affect our operating results, our ability to operate our business and investors’ views of us.
      Ensuring that we have adequate internal financial and accounting controls and procedures in place to help ensure that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. We are in the process of documenting, reviewing and, if appropriate, improving our internal controls and procedures in connection with Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments. Both we and our independent auditors will be testing our internal controls in connection with the Section 404 requirements and, as part of that documentation and testing, identify areas for further attention and improvement. Implementing any appropriate changes to our internal controls may distract our directors, officers and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and distract our officers, directors and employees from the operation of our business. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements may seriously affect our stock price.
          If we cannot maintain our corporate culture as we grow, we could lose the innovation, teamwork and focus that we believe our culture fosters, and our business may be harmed.
      We believe that a critical contributor to our success has been our corporate culture, which we believe fosters innovation and teamwork. As we grow and change, we may find it difficult to maintain important aspects of our corporate culture, which could negatively affect our ability to retain and recruit personnel, and otherwise adversely affect our future success.
Risks Related to Our Industry
          Widespread blocking or erasing of cookies or other limitations on our ability to use cookies or other technologies that we employ may impede our ability to collect information and reduce the value of our services.
      Our services currently use “cookies,” which are small files of information placed on an Internet user’s computer, and “clear GIFs” (also known as “pixel tags” or “Web beacons”), which are small images placed on a web page to facilitate the collectives of visitor browsing data. These technologies help us to analyze the website usage patterns of visitors to our customers’ websites. The use of third-party cookies may be construed as wrongful in the eyes of the public or governmental agencies, including non-U.S. regulators. We encourage our customers to send our cookies from their own websites and, when they are unwilling to do so, we mark our third-party cookies with their dual origin to indicate that they are both from our customer’s website and from us. However, we cannot assure you that these measures will succeed in reducing any risks relating to the use of third-party cookies.
      Most currently available web browsers allow site visitors to modify their settings to prevent or delete cookies. Additionally, widely available software allows site visitors to sweep all cookies from their computers at once. Similarly, several software programs, sometimes marketed as ad-ware or spyware detectors, may misclassify the cookies our customers are using as objectionable and prompt site visitors to delete or block them. In addition, several of these same software programs may block the use of “clear GIFs.” If a large number of site visitors refuse, disable or delete their cookies or clear GIFs or if we are otherwise unable to use cookies or clear GIFs, and if alternative methods or technologies are not developed in a timely manner, the quality of data we collect for our customers and the value of our services based on that data would decrease substantially.
          We interact with consumers through our customers, so we may be held accountable for our customers’ handling of the consumers’ personal information.
      On behalf of our customers, we collect and use anonymous and personal information and information derived from the activities of website visitors. This enables us to provide our customers with anonymous or personally identifiable information from and about the users of their websites. Federal, state and foreign government bodies and agencies have adopted or are considering adopting laws regarding the collection, use and disclosure of this information. Therefore our compliance with privacy laws and regulations and our reputation among the public body of website visitors depend on our customers’ adherence to privacy laws and regulations and their use of our services in ways consistent with consumers’ expectations.
      We also rely on representations made to us by our customers that their own use of our services and the information we provide to them via our services do not violate any applicable privacy laws, rules and regulations or their own privacy policies. Our customers also represent to us that they provide their website users the opportunity to “opt-out” of the information collection associated with our services. We do not audit our customers to confirm compliance with these representations. If these representations are false or if our customers do not otherwise comply with applicable privacy laws, we could face potential adverse publicity and possible legal or other regulatory action.
          Domestic or foreign laws or regulations may limit our ability to collect and use Internet user information, resulting in a decrease in the value of our services and having an adverse impact on the sales of our services.
      State attorneys general, governmental and non-governmental entities and private persons may bring legal actions asserting that our methods of collecting, using and distributing website visitor information are illegal or improper, which could require us to spend significant time and resources defending these claims. The costs of compliance with, and the other burdens imposed by, laws or regulatory actions may prevent us from offering services or otherwise limit the growth of our services. In addition, some companies have been the subject of class-action lawsuits and governmental investigations based on their collection, use and distribution of website visitor information. Any such legal action, even if unsuccessful, may distract our management’s attention, divert our resources, negatively affect our public image and harm our business.
      Various state legislatures, including those of Utah and California, have enacted legislation designed to protect Internet users’ privacy by prohibiting certain kinds of downloadable software. Similar legislation has been proposed federally. This legislation, if drafted broadly enough, could be deemed to apply to the technology we use and could potentially restrict our information collection methods. Any restriction or change to our information collection methods would cause us to spend substantial amounts of money and time to make changes and could decrease the amount and utility of the information that we collect.
      Both existing and proposed laws regulate and restrict the collection and use of information over the Internet that personally identifies the website visitor. These laws continue to change and vary among domestic and foreign jurisdictions, but certain information such as names, addresses, telephone numbers, credit card numbers and e-mail addresses are widely considered personally identifying. The scope of information collected over the Internet that is considered personally identifying may become more expansive, and it is possible that current and future legislation may apply to information that our customers currently collect without the explicit consent of website visitors. If information that our customers collect and use without explicit consent is considered to be personally identifying, their ability to collect and use this information will be restricted and they would have to change their methods, which could lead to decreased use of our services.
      Domestic and foreign governments are also considering restricting the collection and use of Internet usage data generally. Some privacy advocates argue that even anonymous data, individually or when aggregated, may reveal too much information about website visitors. If governmental authorities were to follow privacy advocates’ recommendations and enact laws that limit data collection practices, our customers would likely have to obtain the express consent of a user of our customers’ websites before we could collect, share or use any of that user’s information regardless of whether the collection is done on behalf of our customers. Any requirement that we obtain consent from the users of our customers’ websites would reduce the amount and value of the information that we provide to customers, which might cause some existing customers to discontinue using our services. We would also need to expend considerable effort and resources to develop new information collection procedures to comply with an express consent requirement. Even if our customers succeeded in developing new procedures, they might be unable to convince Internet users to agree to the collection and use of the users’ information. This would negatively impact our revenues, growth and potential for expanding our business and could cause our stock price to decline.
          We may face liability for the unauthorized disclosure or theft of private information, which could expose us to liabilities and harm our stock price.
      Unauthorized disclosure of personally identifiable information regarding website visitors, whether through breach of our secure network by an unauthorized party, employee theft or misuse, or otherwise, could harm our business. If there were even an inadvertent disclosure of personally identifiable information, or if a third party gains unauthorized access to the personally identifiable information we possess, our operations could be seriously disrupted, our reputation could be harmed and we could be subject to claims (including claims for substantial liquidated damages) pursuant to our agreements with our customers or other liabilities. In addition, if a person penetrates our network security or otherwise misappropriates data, we could be subject to liability. Such perceived or actual unauthorized disclosure of the information we collect or breach of our security could harm our business.
          We may face public relations problems as a result of violations of privacy laws and perceived mistreatment of personal information, and these public relations problems may harm our reputation and thereby lead to a reduction in customers and lower revenues.
      Any perception of our practices as an invasion of privacy, whether or not illegal, may subject us to public criticism. Existing and potential future privacy laws and increasing sensitivity of consumers to unauthorized disclosures and use of personal information may create negative public reactions related to our business practices. Public concerns regarding data collection, privacy and security may cause some website visitors to be less likely to visit websites that subscribe to our services. If enough users choose not to visit our customers’ websites, our ability to collect sufficient amounts of information and provide our services effectively would be adversely affected, and those websites could stop using our services. This, in turn, would reduce the value of our services and inhibit or reverse the growth of our business.
          Internet-related and other laws could adversely affect our business.
      Laws and regulations that apply to communications and commerce over the Internet are becoming more prevalent. In particular, the growth and development of the market for online commerce has prompted calls for more stringent tax, consumer protection and privacy laws, both in the United States and abroad, that may impose additional burdens on companies conducting business online. This could negatively affect the businesses of our customers and reduce their demand for our services. Internet-related laws, however, remain largely unsettled, even in areas where there has been some legislative action. The adoption or modification of laws or regulations relating to the Internet or our operations, or interpretations of existing law, could adversely affect our business.

Risks Related to this Offering
          We cannot assure you that a market will develop for our common stock or what the market price of our common stock will be.
      Before this offering, there was no public trading market for our common stock, and we cannot assure you that one will develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at an attractive price or at all. We cannot predict the prices at which our common stock will trade. The initial public offering price for our common stock will be determined through our negotiations with the underwriters and may not bear any relationship to the market price at which our common stock will trade after this offering or to any other established criteria of the value of our business. It is possible that, in future quarters, our operating results may be below the expectations of securities analysts or investors. As a result of these and other factors, the price of our common stock may decline, possibly materially.
          The price of our common stock may be volatile and the value of your investment could decline.
      In the past several years, technology stocks have experienced high levels of volatility. The trading price of our common stock following this offering may fluctuate substantially. The price of our common stock that will prevail in the market after this offering may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock. Factors that could cause fluctuations in the trading price of our common stock include the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of technology companies in general, and companies in our industry;

•	actual or anticipated changes in our results of operations or fluctuations in our operating results;

•	actual or anticipated changes in the expectations of investors or securities analysts;

•	actual or anticipated developments in our competitors’ businesses or the competitive landscape generally;

•	litigation involving us, our industry or both;

•	regulatory developments in the United States, foreign countries or both;

•	general economic conditions and trends;

•	major catastrophic events;

•	sales of large blocks of our stock; or

•	departures of key personnel.
      In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. If our stock price is volatile, we may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management’s attention and resources from our business.
          Sales of outstanding shares of our common stock into the market in the future could cause the market price of our common stock to drop significantly, even if our business is doing well.
      If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the contractual lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. After this offering, approximately                      shares of our common stock will be outstanding. Of these shares, only the                      shares of our common stock sold in this offering will be freely tradable, without restriction, in the public market. Morgan Stanley & Co. Incorporated may, in its sole discretion, permit our directors, officers, employees and current stockholders who are subject to the 180-day contractual lock-up to sell shares prior to the expiration of the lock-up agreements. The lock-up is subject to extension under certain circumstances. For additional information, see “Shares Eligible for Future Sale—Lock-Up Agreements.”
      After the lock-up agreements pertaining to this offering expire, up to an additional                      shares will be eligible for sale in the public market,                     of which are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, and various vesting agreements.
      In addition, as of March 31, 2006, 489,902 shares underlying outstanding warrants, 7,378,643 shares underlying options that are issued and outstanding under our 1999 Equity Incentive Plan and 133,333 shares underlying options issued and outstanding outside of our 1999 Equity Incentive Plan will become eligible for sale in the public market to the extent permitted by the provisions of various option agreements and warrants, the lock-up agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline. For additional information, see “Shares Eligible for Future Sale.”
          If securities analysts do not publish research or reports about our business, or if they downgrade our stock, the price of our stock could decline.
      The trading market for our common stock will rely in part on the availability of research and reports that third-party industry or financial analysts publish about us. Further, if one or more of the analysts who do cover us downgrade our stock, our stock price may decline. If one or more of these analysts cease coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.
          Insiders will continue to have substantial control over us after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control.
      Our directors, executive officers and each of our stockholders who own greater than 5% of our outstanding common stock and their affiliates, in the aggregate, will beneficially own approximately      % of the outstanding shares of our common stock after this offering. As a result, these stockholders, if acting together, would be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.
          We have broad discretion in the use of the net proceeds that we receive in this offering.
      The principal purposes of this offering are to raise additional capital, to create a public market for our common stock and to facilitate our future access to the public equity markets. Except as disclosed under “Use of Proceeds,” we have not yet determined the specific allocation of the net proceeds that we receive in this offering. Rather, we intend to use the net proceeds that we receive in this offering for general corporate purposes, including working capital needs and potential strategic acquisitions and investments. Accordingly, our management will have broad discretion over the specific use of the net proceeds of this offering. Investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds.
          We do not intend to pay dividends for the foreseeable future.
      We have never declared or paid any dividends on our common stock. We intend to retain any earnings to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the future. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases.

          If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution.
      If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution of $           per share based on an assumed initial public offering price of $           per share, because the price that you pay will be substantially greater than the net tangible book value per share of the common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. You will experience additional dilution upon the exercise of options to purchase common stock under our equity incentive plans, if we issue restricted stock to our employees under these plans or if we otherwise issue additional shares of our common stock.
          We will incur increased costs as a result of being a public company.
      As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the Securities and Exchange Commission and The Nasdaq Stock Market, require changes in corporate governance practices of public companies. We expect these new rules and regulations to significantly increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We will also incur additional costs associated with our public company reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors or as executive officers.
          Provisions in our certificate of incorporation and bylaws and under Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.
      Our certificate of incorporation and bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change of control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions:

•	establish a classified board of directors so that not all members of our board of directors are elected at one time;

•	authorize the issuance of “blank check” preferred stock that our board of directors could issue to increase the number of outstanding shares to discourage a takeover attempt;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	prohibit stockholders from calling a special meeting of our stockholders;

•	provide that the board of directors is expressly authorized to make, alter or repeal our bylaws; and

•	establish advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.
      Additionally, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder and which may discourage, delay or prevent a change of control of our company.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA
      This prospectus includes forward-looking statements. All statements contained in this prospectus other than statements of historical facts, including statements regarding our future results of operations and financial position, our business strategy and plans and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend” and “expect” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.
      Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform these statements to actual results or revised expectations.
      This prospectus also contains estimates and other information concerning our industry, including market size and growth rates of the markets in which we participate, that are based on industry publications, surveys and forecasts generated by comScore Networks, eMarketer, Forrester Research, IDC and Jupiter Research. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications, surveys and forecasts.

USE OF PROCEEDS
      We estimate that we will receive net proceeds of $          from our sale of the           shares of common stock offered by us in this offering, based upon an assumed initial public offering price of $           per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $           million. We will not receive any of the proceeds from the sale of shares by the selling stockholders.
      The principal purposes of this offering are to obtain additional capital, to create a public market for our common stock and to facilitate our future access to the public equity markets. We anticipate that we will use the net proceeds that we receive in this offering for the payment of a $4 million license fee that is due upon the closing of this offering and for general corporate purposes, which may include:

•	expansion of our domestic and international sales and marketing organizations, which may include increasing the number of direct sales personnel, expanding reseller and other sales relationships with third parties, and investing in advertising and marketing activities to increase brand awareness;

•	investments in our network infrastructure, which may include continuing to make significant upfront investments in network infrastructure equipment, such as servers and other network devices, to support our customer base;

•	further development of our service offerings, which may include increasing the number of software engineering and quality assurance personnel; and

•	other corporate opportunities that may arise in the future.

      We may use a portion of the proceeds that we receive in this offering for possible acquisitions of complementary businesses, technologies or other assets. We have no ongoing negotiations or current agreements or commitments with respect to any material acquisitions.
      The amount and timing of our actual expenditures will depend on numerous factors, including the cash used or generated in our operations, the status of our development efforts, sales and marketing activities, technological advances and competitive pressures. We, therefore, cannot estimate the amount of net proceeds that we receive in this offering which will be used for any of the purposes described above. We may find it necessary or advisable to use the net proceeds that we receive in this offering for other purposes, and we will have broad discretion in the application of the net proceeds that we receive in this offering. Pending the uses described above, we plan to invest the net proceeds that we receive in this offering in short-term, interest-bearing, investment grade securities.
DIVIDEND POLICY
      We have never declared or paid any cash dividend on our capital stock. Our loan and security agreement with Silicon Valley Bank limits our ability to pay dividends. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future.

CAPITALIZATION
      The following table sets forth our capitalization at March 31, 2006:

•	on an actual basis;

•	on a pro forma basis to reflect the conversion of all outstanding shares of our preferred stock into shares of common stock; and

•	on a pro forma as adjusted basis to reflect our receipt of the estimated net proceeds from this offering, based on an assumed initial public offering price of $ per share after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
      You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, each included elsewhere in this prospectus.

	As of March 31, 2006

			Pro Forma As
	Actual	Pro Forma	Adjusted

	(in thousands, except share and per share data)
	(unaudited)
Cash and cash equivalents	$18,550	$18,550	$

Total long-term obligations, including current portion	$10,173	$10,173		$10,173
Convertible preferred stock, $0.001 par value; 32,418,493 shares authorized, 21,673,596 shares issued and outstanding (aggregate liquidation preference of $57,355) actual; none authorized, issued or outstanding pro forma and pro forma as adjusted	61,838	—		—
Stockholders’ (deficit) equity:
Preferred stock, $0.001 par value; none authorized, issued or outstanding actual; 10,000,000 shares authorized, none issued or outstanding pro forma and pro forma as adjusted	—	—		—
Common stock, $0.001 par value; 62,500,000 shares authorized, 14,059,104 shares issued and outstanding actual; 62,500,000 shares authorized, 35,732,700 shares issued and outstanding pro forma; 250,000,000 shares authorized, shares issued and outstanding pro forma as adjusted	14	36
Additional paid-in capital	4,361	66,177
Deferred stock-based compensation	(2,983)	(2,983)		(2,983)
Accumulated other comprehensive income	11	11		11
Accumulated deficit	(34,520)	(34,520)		(34,520)

Total stockholders’ (deficit) equity	(33,117)	28,721

Total capitalization	$38,894	$38,894	$

      The number of pro forma and pro forma as adjusted shares shown as issued and outstanding in the table is based on 14,059,104 shares of our common stock outstanding at March 31, 2006 and excludes:

•	7,511,976 shares of common stock issuable upon the exercise of options outstanding at March 31, 2006 with a weighted-average exercise price of $1.48 per share;

•	489,902 shares of common stock issuable upon the exercise of warrants outstanding at March 31, 2006 with a weighted-average exercise price of $1.00 per share;

•	673,225 shares of our common stock that are issued and outstanding but that were subject to a right of repurchase by us at March 31, 2006 and therefore not included in stockholders’ (deficit) equity pursuant to U.S. generally accepted accounting principles;

•	shares of common stock reserved for future issuance under our 2006 Equity Incentive Plan; and

•	500,000 shares of common stock reserved for future issuance under our 2006 Employee Stock Purchase Plan.

DILUTION
      If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. As of March 31, 2006, our pro forma net tangible book value was $19.0 million, or $0.52 per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of March 31, 2006, after giving effect to the conversion of our preferred stock into common stock. After giving effect to our sale in this offering of            shares of our common stock at an assumed initial public offering price of $           per share after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of March 31, 2006 would have been $          , or $           per share of our common stock. This represents an immediate increase in pro forma net tangible book value of $           per share to our existing stockholders and an immediate dilution of $           per share to investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of March 31, 2006, before giving effect to this offering	$0.52
Increase in pro forma net tangible book value per share attributable to investors purchasing shares in this offering

Pro forma net tangible book value per share after giving effect to this offering

Dilution in pro forma net tangible book value per share to investors in this offering		$

      If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share after giving effect to this offering would be $           per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $           per share.
      The following table summarizes, as of March 31, 2006, the differences between the number of shares of common stock purchased from us, after giving effect to the conversion of our preferred stock into common stock, the total cash consideration paid and the average price per share paid by our existing stockholders and by our new investors purchasing stock in this offering at an assumed initial public offering price of $           per share before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration
Average Price
	Number	Percent		Amount	Percent		Per Share

Existing stockholders			%	$		%	$
New public investors

Total		100.0%		$	100.0%

      If the underwriters exercise their over-allotment option in full, our existing stockholders would own           % and our new investors would own           % of the total number of shares of our common stock outstanding upon the closing of this offering.
      The above discussion and table assume no exercise of stock options or warrants outstanding as of March 31, 2006, including 7,511,976 shares of common stock issuable upon exercise of options with a weighted-average exercise price of $1.48 per share and 489,902 shares of common stock issuable upon exercise of warrants with a weighted-average exercise price of $1.00 per share. If all of these options and warrants were exercised, then our existing stockholders, including the holders of these options and warrants, would own           % and our new investors would own           % of the total number of shares of our common stock outstanding upon the closing of this offering.

SELECTED CONSOLIDATED FINANCIAL DATA
      We present below our selected consolidated financial data. The selected consolidated statement of operations data for the years ended December 31, 2003, 2004 and 2005 and the selected consolidated balance sheet data as of December 31, 2004 and 2005 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for the year ended December 31, 2002 and the selected consolidated balance sheet data as of December 31, 2002 and 2003 have been derived from our audited consolidated financial statements not included in this prospectus. The selected consolidated statement of operations data for the year ended December 31, 2001 and the selected consolidated balance sheet data as of December 31, 2001 have been derived from our unaudited consolidated financial statements not included in this prospectus. The consolidated statement of operations data for the three months ended March 31, 2005 and 2006 and the consolidated balance sheet data as of March 31, 2006 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, which include only normal recurring adjustments, that management considers necessary for the fair presentation of the financial information set forth in those statements. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, each included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in any future period.

						Three Months Ended
	Year Ended December 31,					March 31,

	2001	2002	2003	2004	2005	2005	2006

	(unaudited)					(unaudited)
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues:
Subscription	$3,188	$3,125	$7,692	$19,444	$41,066	$7,763	$15,540
Professional services and other	407	590	962	1,122	1,738	277	896

Total revenues	3,595	3,715	8,654	20,566	42,804	8,040	16,436

Cost of revenues:
Subscription	1,293	664	1,918	7,993	18,496	3,288	6,107
Professional services and other	218	177	559	739	1,963	431	671

Total cost of revenues	1,511	841	2,477	8,732	20,459	3,719	6,778

Gross profit	2,084	2,874	6,177	11,834	22,345	4,321	9,658
Operating expenses:
Sales and marketing	1,492	1,763	3,591	8,906	24,259	4,837	8,181
Research and development	1,665	1,377	1,118	2,030	6,647	1,152	1,972
General and administrative	1,425	975	1,195	3,230	6,220	955	2,850
Litigation settlement	—	—	—	—	2,604	—	—

Total operating expenses	4,582	4,115	5,904	14,166	39,730	6,944	13,003

(Loss) income from operations	(2,498)	(1,241)	273	(2,332)	(17,385)	(2,623)	(3,345)
Interest income	14	—	—	64	599	40	198
Interest expense	(256)	(162)	(115)	(392)	(574)	(127)	(202)
Other income (expense)	2,308	25	29	1,342	(66)	4	(30)

(Loss) income before provision for income taxes	(432)	(1,378)	187	(1,318)	(17,426)	(2,706)	(3,379)
Provision for income taxes	—	—	44	—	15	—	27

Net (loss) income	$(432)	$(1,378)	$143	$(1,318)	$(17,441)	$(2,706)	$(3,406)

Net (loss) income per share:
Basic	$(0.04)	$(0.11)	$0.01	$(0.10)	$(1.27)	$(0.20)	$(0.24)
Diluted	$(0.04)	$(0.11)	$0.01	$(0.10)	$(1.27)	$(0.20)	$(0.24)
Weighted-average number of shares used in per share amounts:
Basic	12,263	12,270	12,306	13,094	13,694	13,377	13,968
Diluted	12,263	12,270	22,677	13,094	13,694	13,377	13,968

	As of December 31,					As of
						March 31,
	2001	2002	2003	2004	2005	2006

	(unaudited)					(unaudited)
		(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$823	$317	$2,187	$8,927	$22,196	$18,550
Working capital (deficit)	(2,178)	(1,248)	(2,638)	(1,422)	1,191	(3,516)
Total assets	2,251	1,616	6,926	32,768	73,051	76,976
Total long-term obligations, including current portion	1,773	381	2,054	9,028	5,992	10,173
Convertible preferred stock	9,715	10,108	10,108	22,770	61,882	61,838
Total stockholders’ deficit	(10,986)	(12,379)	(12,205)	(13,413)	(30,266)	(33,117)

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, including those set forth in the section entitled “Risk Factors.”
Overview
      We are a leading provider of online business optimization services, which our customers use to manage and enhance online, offline and multi-channel business initiatives. Our online business optimization software, which we host and deliver to our customers on-demand, consists of SiteCatalyst, our flagship service, and our Omniture Data Warehouse, Omniture Discover and Omniture SearchCenter services. These services, built on a scalable and flexible computing architecture, enable our customers to capture, store and analyze real-time and historical information generated by their websites and other sources and to gain critical business insights into the performance and efficiency of marketing and sales initiatives and other business processes.
      We were founded in 1996, began offering our on-demand online business optimization services in 1997 and began offering these services to enterprises in 2001. Our total revenues have grown from $3.6 million in 2001 to $42.8 million in 2005. Our total cost of revenues and total operating expenses have increased from $6.1 million in 2001 to $60.2 million in 2005, and our net loss has increased from $0.4 million in 2001 to $17.4 million in 2005. We sell our services through direct sales efforts and indirectly through resellers. Substantially all of our revenues since 2001 have been derived from subscription fees for our services, which represented approximately 95% of total revenues in 2004 and 96% of total revenues in 2005.
      We provide our online business optimization services to businesses with an online presence. In the first quarter of 2006, our services captured more than 280 billion page views for over 1,000 customers in 70 countries. Our revenue growth and profitability will depend on our ability to attract new customers and to retain our customers over time. The delivery of our services requires us to make significant upfront capital expenditures to support the network infrastructure needs of our services. We typically depreciate these capital expenditures over a period of approximately four years, and we begin to include the depreciation amount in our cost of subscription revenues promptly after making the expenditures. We recognize revenue from our customers ratably over the contractual service period but only after we begin to provide our services to them. Therefore, any delays we encounter in the implementation of our services to our customers will impact our ability to start recognizing revenue and to begin to offset the depreciation costs resulting from the upfront capital expenditures. These delays will also defer the collection of cash necessary to begin offsetting the expenditures.
      Those few customers who contract for the measurement of the highest numbers of page views generally require more significant upfront capital expenditures and more prolonged implementation cycles. In addition, we typically provide customers that make higher page view commitments with lower per page view pricing, which results in lower gross margins for revenues from those customers. These factors together delay the profitability and positive cash-flow realization from these large customers.
      Most of our revenues are attributable to the sale of our services to companies located in the United States. We intend to expand our international sales operations by expanding reseller and other sales channel relationships with third parties and by expanding our direct sales force abroad.
      We experience significant seasonality in our contracting activity. Historically, a significant percentage of our customers have entered into or renewed subscription services agreements in the fourth quarter. Also, a significant percentage of our customer agreements within a given quarter are entered into during the last month, weeks or days of the quarter.

How We Generate Revenues
      Our revenues are classified into two types: subscription revenues and professional services and other revenues. Subscription revenues accounted for 89% of total revenues in 2003, 95% of total revenues in 2004, 96% of total revenues in 2005 and 95% of total revenues in the first quarter of 2006.
      Subscription Revenues. We derive subscription revenues from customers that use our online business optimization services. We generally bill subscription fees based on a committed minimum number of page views from which we capture data over a predetermined period. Most of our customer contracts provide for additional fees for over-usage based on the number of page views in excess of this committed minimum number. We bill a limited number of large customers based on actual page views from which we capture data during the billing period.
      We also derive subscription revenues from implementation fees associated with the initial deployment of our services. Implementation fees are generally billed as fixed fees per service installation.
      The volume of subscription revenues is driven primarily by the number of customers and the number of page views from which we capture data. The term of our service agreement is typically from one to three years. We recognize subscription revenues ratably over the term of the agreement, beginning on the commencement of the service. Customers typically have the right to terminate their contracts for cause if we fail to substantially perform. Some of our customers also have the right to cancel their service agreements by providing prior written notice to us of their intent to cancel the remaining term of their agreement. In the event that a customer cancels its contract, it is not entitled to a refund for prior services provided to it by us.
      We invoice most customers monthly or quarterly in advance for subscription fees and implementation fees, while we invoice over-usage fees and actual usage fees monthly in arrears. Amounts that have been invoiced are recorded in accounts receivable and in deferred revenues, or in revenues if all the revenue recognition criteria have been met.
      Professional Services and Other Revenues. Professional services and other revenues are primarily derived from consulting and training services provided to our customers.
      Depending on the nature of the engagement, consulting services are billed either on a time-and-materials basis or as a single fee per engagement. We also offer a number of training courses on implementing, using and administering our services, which are generally billed at a standard rate per attendee, per course. We recognize revenues from professional services that are sold with subscription services over the term of the related subscription contract. We recognize revenues from professional services sold separately from subscription services as those services are performed.
      Indirect Sales. We sell our online business optimization services primarily through direct sales efforts and to a limited extent through third parties that resell our services to end users. We typically bill the reseller directly for services we provide to end users, based on the contracted pricing. This pricing is generally a fixed percentage of the fee charged by the reseller to the end user. We recognize revenues on these arrangements, equal to the amount we bill to the reseller, when all revenue recognition criteria are met.
Cost of Revenues and Operating Expenses
      Cost of Revenues. Cost of subscription revenues consists primarily of expenses related to operating our network infrastructure, including depreciation expenses associated with computer equipment, data center costs, and salaries and related expenses of network operations, implementation, account management and technical support personnel. We enter into contracts with third parties for the use of their data center facilities, and our data center costs largely consist of the amounts we pay to these third parties for rack space, power and similar items. Cost of subscription revenues in 2005 included a charge of $1.9 million, representing the cost of the license during 2005 and prior periods for the patents licensed under the NetRatings settlement and patent license agreement. From 2006 through 2012, we expect to incur an annual expense of approximately $1.3 million resulting from the amortization of the intangible asset that represents the estimated fair value of the patents licensed from NetRatings.

      Cost of professional services and other revenues consists primarily of employee-related costs associated with these services. We recognize costs related to professional services as they are incurred. The cost of professional services and other revenues is significantly higher as a percentage of professional services and other revenues than the cost of subscription revenues is as a percentage of subscription revenues, due to the labor costs associated with providing these services.
      We allocate overhead such as rent and other occupancy costs, telecommunications charges and non-network related depreciation to all departments based on headcount. As a result, general overhead expenses are reflected in each cost of revenues and operating expense item. Our cost of revenues and operating expenses also include stock-based compensation expenses related to stock options issued to non-employees and stock options issued to employees in situations in which the exercise price was less than the deemed fair value of our common stock on the date of grant.
      Operating Expenses. Our operating expenses consist of sales and marketing expenses, research and development expenses and general and administrative expenses.
      Sales and marketing expenses have historically been our largest operating expense category. Sales and marketing expenses consist primarily of salaries, benefits and related expenses, including commissions, for our sales and marketing personnel, the costs of marketing programs (including advertising, events, corporate communications and other brand building, and product marketing) and allocated overhead.
      Research and development expenses consist primarily of salaries, benefits and related expenses for our software engineering and quality assurance personnel and allocated overhead.
      General and administrative expenses consist primarily of salaries, benefits and related expenses for our executive, finance and accounting, legal, human resources and management information systems personnel, professional fees, other corporate expenses and allocated overhead.
      Operating expenses for 2005 also included a $2.6 million charge associated with the settlement and patent license agreement with NetRatings, which represents the net present value of the amounts to be paid to NetRatings in excess of the estimated fair value of the patents licensed from NetRatings.
Trends in Our Business and Results of Operations
      Our business has grown rapidly. This growth has been driven primarily by an expansion of our customer base, coupled with increased subscription revenues from existing customers. To date, we have derived revenues primarily from subscription fees for SiteCatalyst and related subscription services provided to customers in the United States. We expect that revenues associated with our current and future services other than SiteCatalyst will increase over time and reduce the percentage of total revenues generated by SiteCatalyst. In addition, as we expand our international sales operations and international distribution channels, we expect that revenues from customers located outside the United States will increase as a percentage of total revenues.
      If our customer base continues to grow, it will be necessary for us to continue to make significant upfront investments in the network infrastructure equipment and implementation personnel necessary to support this growth. The rate at which we add new customers, along with the scale of new customer implementations, will affect the level of these upfront investments. We expect to achieve certain economies of scale as we expand our network infrastructure and more efficiently utilize our network hardware. This should result in a reduction over time in capital expenditures for network computer equipment and network operations costs as a percentage of total revenues. However, the timing of these additional expenditures could materially affect our cost of revenues, both in absolute dollars and as a percentage of revenues, in any particular period. In addition, because we incur immediate depreciation expense from our significant upfront capital investment costs as new customers are added, these customers are not immediately profitable. As a result, our profitability can be significantly affected by the timing of the addition of new customers, particularly customers with large volume requirements. Through 2012, our cost of revenues and our gross margin will also be negatively affected by an annual expense of approximately $1.3 million resulting from amortization of the intangible asset that represents the estimated fair value of patents licensed from NetRatings.

      We have also experienced, and expect to continue to experience, rapid growth in our operating expenses, as we make investments to support the anticipated growth of our customer base. Our full-time employee headcount increased from 33 at December 31, 2002 to 312 at March 31, 2006. We expect operating expenses to continue to increase in absolute dollars, but to decline over time as a percentage of total revenues due to anticipated economies of scale in our business support functions.
      We plan to continue to invest heavily in sales and marketing by increasing the number of direct sales personnel and the number of indirect distribution channels, expanding our domestic and international selling and marketing activities and building brand awareness through advertising and sponsoring additional marketing events. We expect that sales and marketing expenses will increase in absolute dollars and remain our largest operating expense category. Generally sales personnel are not immediately productive and sales and marketing expenses do not immediately result in revenues. This reduces short-term operating margins until the salespeople become more fully utilized and revenues can be recognized.
      We expect research and development expenses to increase in absolute dollars as we continue to enhance our existing services and to expand our available service offerings.
      We expect that general and administrative expenses will increase in absolute dollars as we add personnel and incur additional expenses to support the growth of our business and to operate as a public company.
      We expect stock-based compensation expenses to increase, both in absolute dollars and as a percentage of total revenues, as a result of the amortization of deferred stock-based compensation resulting from options issued prior to December 31, 2005 at prices below the deemed fair value of our stock and also as a result of our adoption of Statement of Financial Accounting Standards, or SFAS, No. 123R, Share-Based Payment. Beginning in the first quarter of 2006, SFAS No. 123R requires us to record compensation expense based on the fair value of stock awards as of the date of grant. The actual amount of stock-based compensation expense we record in any fiscal period will depend on a number of factors, including the number of shares subject to the stock options issued, the fair value of our common stock at the time of issuance and the volatility of our stock price over time.
      As of December 31, 2005, we had significant net operating loss and tax credit carryforwards. We intend to use any carryforwards available to us to reduce our future tax payments. These carryforwards may be subject to annual limitations, which could result in their expiration before some or all of them have been fully used. After we have utilized all carryforwards available to us, we expect our income tax payments and related expense to increase materially.

Results of Operations
      The following table sets forth selected consolidated statements of operations data as a percentage of total revenues for each of the periods indicated.

				Three Months
	Year Ended December 31,			Ended March 31,

	2003	2004	2005	2005	2006

				(unaudited)
Revenues:
Subscription	89%	95%	96%	97%	95%
Professional services and other	11	5	4	3	5

Total revenues	100	100	100	100	100

Cost of revenues:
Subscription	22	39	43	41	37
Professional services and other	7	3	5	5	4

Total cost of revenues	29	42	48	46	41

Gross margin	71	58	52	54	59
Operating expenses:
Sales and marketing	41	43	57	60	50
Research and development	13	10	15	14	12
General and administrative	14	16	15	12	17
Litigation settlement	—	—	6	—	—

Total operating expenses	68	69	93	86	79

Income (loss) from operations	3	(11)	(41)	(32)	(20)
Interest income	—	—	1	—	1
Interest expense	(1)	(2)	(1)	(2)	(1)
Other income (expense)	—	7	—	—	(1)

Income (loss) before provision for income taxes	2	(6)	(41)	(34)	(21)
Provision for income taxes	—	—	—	—	—

Net income (loss)	2%	(6)%	(41)%	(34)%	(21)%

Three Months Ended March 31, 2005 and 2006

Revenues

	Three Months
	Ended March 31,		% Change

	2005	2006	2005 vs. 2006

	(in thousands)
	(unaudited)
Subscription	$7,763	$15,540	100%
Professional services and other	277	896	223

Total revenues	$8,040	$16,436	104

      Subscription revenues increased $7.8 million from the three months ended March 31, 2005 to the three months ended March 31, 2006, primarily due to continued growth in the number of customers for our subscription services and the number of page views from which we captured data. Professional services and other revenues increased $0.6 million for the three months ended March 31, 2006, as compared to the same period in 2005, primarily due to the growth in our consulting and training services, resulting from the increase in the number of customers for our subscription services and additional staffing in these areas to support the increased demand for these services.

      Revenues from customers outside of the United States increased 204% from $0.8 million, or 10% of total revenues, for the three months ended March 31, 2005 to $2.4 million, or 14% of total revenues, for the three months ended March 31, 2006, primarily due to our on-going efforts to expand the number of locations outside of the United States where we conduct business and our international selling and marketing activities.

Cost of Revenues

	Three Months
	Ended March 31,		% Change

	2005	2006	2005 vs. 2006

	(in thousands)
	(unaudited)
Subscription	$3,288	$6,107	86%
Professional services and other	431	671	56

Total cost of revenues	$3,719	$6,778	82

      The following table sets forth our cost of revenues as a percentage of related revenues.

	Three Months
	Ended March 31,

	2005	2006

Subscription	42%	39%
Professional services and other	156	75
      Cost of subscription revenues increased $2.8 million from the three months ended March 31, 2005 to the three months ended March 31, 2006, primarily due to a $1.1 million increase in depreciation related to purchases of network infrastructure hardware, an $0.8 million increase in data center costs and a $0.2 million increase in employee salaries and benefits and related costs, all of which resulted from growth in our customer base and growth in the number of page views from which we captured data. The increase was also partially due to a $0.3 million charge for amortization of the intangible asset related to the patents licensed from NetRatings.
      Gross margin associated with subscription revenues increased from 58% for the three months ended March 31, 2005 to 61% for the three months ended March 31, 2006. The increase in gross margin was primarily due to increased efficiencies in our network operations resulting from economies of scale.
      Cost of professional services and other revenues increased $0.2 million from the three months ended March 31, 2005 to the three months ended March 31, 2006, primarily due to an increase of $0.2 million in employee salary and benefit costs resulting from increased staffing in our consulting and training areas required to meet the needs of our increased customer base.
      Gross margin associated with professional services and other revenues increased from (56%) for the three months ended March 31, 2005 to 25% for the three months ended March 31, 2006, primarily due to increased utilization of our professional services personnel in the first quarter of 2006, which we hired during 2005 to meet the increased customer demand for these services.
     Operating Expenses

	Three Months
	Ended March 31,		% Change

	2005	2006	2005 vs. 2006

	(in thousands)
	(unaudited)
Sales and marketing	$4,837	$8,181	69%
Research and development	1,152	1,972	71
General and administrative	955	2,850	198

Total operating expenses	$6,944	$13,003	87

     Sales and Marketing
      Sales and marketing expenses increased $3.3 million from the three months ended March 31, 2005 to the three months ended March 31, 2006, primarily due to a $2.4 million increase in employee salaries and benefits and related costs principally resulting from increased staffing, and a $0.8 million increase in commission costs due to increased revenues and staffing levels.
     Research and Development
      Research and development expenses increased $0.8 million from the three months ended March 31, 2005 to the three months ended March 31, 2006, primarily due to a $0.8 million increase in salaries and benefits and related costs resulting from an increase in staffing to expand and enhance our service offerings.
     General and Administrative
      General and administrative expenses increased $1.9 million from the three months ended March 31, 2005 to the three months ended March 31, 2006, primarily due to a $0.9 million increase in employee salaries and benefits and related costs, principally resulting from increased staffing to support the continued growth in our business, and a $0.6 increase in outside professional services costs.
     Interest Income

	Three Months
	Ended
	March 31,

	2005	2006

	(in thousands)
	(unaudited)
Interest income	$40	$198
      Interest income increased $0.2 million from the three months ended March 31, 2005 to the three months ended March 31, 2006, primarily as a result of an increase in cash and cash equivalents.
     Interest Expense

	Three Months
	Ended
	March 31,

	2005	2006

	(in thousands)
	(unaudited)
Interest expense	$127	$202
      Interest expense increased $0.1 million from the three months ended March 31, 2005 to the three months ended March 31, 2006, primarily due to imputed interest expense associated with the NetRatings settlement liability.
Years Ended December 31, 2003, 2004 and 2005

Revenues

	Year Ended December 31,			% Change

	2003	2004	2005	2003 vs. 2004	2004 vs. 2005

	(in thousands)
Subscription	$7,692	$19,444	$41,066	153%	111%
Professional services and other	962	1,122	1,738	17	55

Total revenues	$8,654	$20,566	$42,804	138	108

      The increase in subscription revenues from 2003 through 2005 was primarily due to the growth in the number of customers for our subscription services and to greater revenues from existing customers as they increased the number of page views from which we captured data. The increase in professional services and other revenues was primarily due to the growth in our consulting and training services, resulting from an increase in the number of customers for our subscription services and additional staffing in these areas to support increased customer demand.
      Revenues from customers outside of the United States grew from 6% of total revenues for 2003 to 9% in 2004 and to 11% for 2005, as a result of our ongoing efforts to expand the number of locations outside of the United States where we conduct business and our international selling and marketing activities. In 2003 and 2004, revenues from eBay accounted for 11% and 13%, respectively, of total revenues. In 2005 and the first quarter of 2006, revenues from America Online and certain of its affiliated entities, collectively, accounted for 11% and 12%, respectively, of total revenues. No other customer accounted for more than 10% of our total revenues during these periods. Our agreement with America Online has a one-year term and is renewable annually until 2012. Our agreements with the entities affiliated with America Online have varying durations of approximately one to two years from the date that we entered into these agreements and are generally renewable annually.

Cost of Revenues

	Year Ended December 31,			% Change

	2003	2004	2005	2003 vs. 2004	2004 vs. 2005

	(in thousands)
Subscription	$1,918	$7,993	$18,496	317%	131%
Professional services and other	559	739	1,963	32	166

Total cost of revenues	$2,477	$8,732	$20,459	253	134

      The following table sets forth our cost of revenues as a percent of related revenues.

	Year Ended
	December 31,

	2003	2004	2005

Subscription	25%	41%	45%
Professional services and other	58	66	113
      Cost of subscription revenues increased $10.5 million from 2004 to 2005, primarily due to a $3.7 million increase in depreciation related to purchases of network infrastructure equipment, a $3.1 million increase in data center costs and a $2.5 million increase in employee salaries and benefits and related costs, all necessary to support a larger customer base and increases in the number of page views from which we capture data. The increase was also partially due to the $1.9 million charge in 2005 related to the cost of the patent license with NetRatings for 2005 and prior periods. Cost of subscription revenues increased $6.1 million from 2003 to 2004, primarily due to a $2.2 million increase in employee salaries and benefits and related costs resulting from increased headcount, a $1.3 million increase in data center costs and a $1.2 million increase in depreciation related to purchases of network infrastructure equipment.
      Gross margin associated with subscription revenues was 75% in 2003, 59% in 2004 and 55% in 2005. The decrease in gross margin for subscription revenues in 2004 and 2005 was primarily the result of large customers comprising a greater percentage of our 2004 and 2005 subscription revenues. These large customers generated lower gross margin due to lower per page view pricing associated with higher page views under their services agreements. Our gross margin associated with subscription revenues in 2005 was also reduced by five percentage points due to the $1.9 million charge related to the patent license with NetRatings.
      Cost of professional services and other revenues increased $1.2 million from 2004 to 2005, primarily due to an increase in employee salaries and benefits and related costs resulting from an increase in staffing in our consulting and training areas necessary to support our increased customer base. Cost of professional services and other revenues increased $0.2 million from 2003 to 2004, primarily as a result of an increase in employee salaries and benefits and related costs due to increased headcount.
      Gross margin associated with professional services decreased from 42% in 2003 to 34% in 2004 and to (13%) in 2005. The decrease in professional services gross margin from 2003 to 2005 was the result of increased staffing levels necessary to support the increased demand for our consulting and training services.

Generally, professional services personnel are not immediately productive, reducing short-term gross margin until these personnel become more fully utilized.

Operating Expenses

	Year Ended December 31,			% Change

	2003	2004	2005	2003 vs. 2004	2004 vs. 2005

		(in thousands)
Sales and marketing	$3,591	$8,906	$24,259	148%	172%
Research and development	1,118	2,030	6,647	82	227
General and administrative	1,195	3,230	6,220	170	93
Litigation settlement	—	—	2,604	—	—

Total operating expenses	$5,904	$14,166	$39,730	140	180

Sales and Marketing
      Sales and marketing expenses increased $15.4 million from 2004 to 2005, primarily due to a $5.8 million increase in employee salaries and benefits and related costs, a $2.3 million increase in marketing program costs due to increased advertising, communications and events to expand awareness of our company and products, a $2.1 million increase in commission costs and a $0.9 million increase in travel-related costs. Sales and marketing expenses increased $5.3 million from 2003 to 2004, primarily as a result of a $2.0 million increase in employee salaries and benefits and related costs, a $1.3 million increase in commission costs and a $1.0 million increase in marketing program costs. Our sales and marketing employee headcount increased during 2005 and 2004 primarily because of the hiring of additional sales personnel to focus on adding new customers and expanding into new geographic regions.

Research and Development
      Research and development expenses increased $4.6 million from 2004 to 2005, primarily due to a $3.6 million increase in salaries and benefits and related costs. Research and development expenses increased $0.9 million from 2003 to 2004, primarily due to a $0.6 million increase in employee salaries and benefits and related costs. We increased our research and development employee headcount during 2005 and 2004 to upgrade our existing service offerings and develop new technologies.

General and Administrative
      General and administrative expenses increased $3.0 million from 2004 to 2005, primarily due to a $1.2 million increase in employee salaries and benefits and related costs and a $1.1 million increase in outside professional services costs, which primarily consisted of legal fees associated with the NetRatings litigation, patent filings and general corporate matters. General and administrative expenses increased $2.0 million from 2003 to 2004, primarily as a result of a $1.3 million increase in employee salaries and benefits and related costs, a $0.3 million increase in outside professional services costs and a $0.2 million increase in travel costs. We increased our general and administrative employee headcount during 2005 and 2004 to support the continued growth of our business.

Litigation Settlement
      We recognized $2.6 million of litigation settlement expenses in 2005 resulting from the settlement and patent license agreement with NetRatings, which represents the net present value of the amount to be paid to NetRatings that is in excess of the estimated fair value of the patents licensed from NetRatings.
     Stock-Based Compensation
      Stock-based compensation expense was $0.5 million for 2005, of which $0.1 million related to employees in cost of revenues, $0.1 million related to sales and marketing employees, $0.2 million related to research and development employees and $0.1 million related to general and administrative employees. We did not record stock-based employee compensation expenses in 2003 or 2004.

Interest Income

	Year Ended December 31,

	2003	2004	2005

	(in thousands)
Interest income	$—	$64	$599
      Interest income increased $0.5 million from 2004 to 2005 and $0.1 million from 2003 to 2004, in both cases primarily as a result of an increase in cash and cash equivalent balances.

Interest Expense

	Year Ended December 31,

	2003	2004	2005

	(in thousands)
Interest expense	$115	$392	$574
      Interest expense increased $0.2 million from 2004 to 2005, primarily because 2005 reflects a full year of interest expense on borrowings made under our credit facility in 2004. Interest expense increased $0.3 million from 2003 to 2004, as a result of borrowings under the credit facility established in 2004.

Other Income (Expense)

	Year Ended December 31,

	2003	2004	2005

	(in thousands)
Other income (expense)	$29	$1,342	$(66)
      Other income (expense) decreased $1.4 million from 2004 to 2005, primarily due to the recognition of a $1.2 million deferred gain in 2004 associated with forgiveness of outstanding debt owed by us to a third party. Other income (expense) increased $1.3 million from 2003 to 2004, primarily due to the recognition of that $1.2 million deferred gain in 2004.

Quarterly Results of Operations
      The following tables set forth selected unaudited quarterly consolidated statement of operations data for each of the quarters indicated. The consolidated financial statements for each of these quarters have been prepared on the same basis as the audited consolidated financial statements included in this prospectus and, in the opinion of management, include all adjustments necessary for the fair presentation of the consolidated results of operations for these periods. You should read this information together with our audited consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of the results for any future period.

	Quarter Ended

	Mar. 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005	Mar. 31, 2006

	(in thousands, except per share data)
	(unaudited)
Revenues:
Subscription	$7,763	$9,213	$11,136	$12,954	$15,540
Professional services and other	277	290	378	793	896

Total revenues	8,040	9,503	11,514	13,747	16,436

Cost of revenues:
Subscription	3,288	3,662	4,476	7,070	6,107
Professional services and other	431	449	510	573	671

Total cost of revenues	3,719	4,111	4,986	7,643	6,778

Gross profit	4,321	5,392	6,528	6,104	9,658
Operating expenses:
Sales and marketing	4,837	5,939	6,542	6,941	8,181
Research and development	1,152	1,612	2,007	1,876	1,972
General and administrative	955	1,432	1,841	1,992	2,850
Litigation settlement	—	—	—	2,604	—

Total operating expenses	6,944	8,983	10,390	13,413	13,003

Loss from operations	(2,623)	(3,591)	(3,862)	(7,309)	(3,345)
Interest income	40	63	250	246	198
Interest expense	(127)	(170)	(188)	(89)	(202)
Other income (expense)	4	(16)	(20)	(34)	(30)

Loss before provision for income taxes	(2,706)	(3,714)	(3,820)	(7,186)	(3,379)
Provision for income taxes	—	—	—	15	27

Net loss	$(2,706)	$(3,714)	$(3,820)	$(7,201)	$(3,406)

Basic and diluted net loss per share	$(0.20)	$(0.27)	$(0.28)	$(0.52)	$(0.24)
Weighted-average number of shares, basic and diluted	13,377	13,712	13,797	13,892	13,968

	As a Percentage of Total Revenues

	Quarter Ended

	Mar. 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005	Mar. 31, 2006

	(unaudited)
Revenues:
Subscription	97%	97%	97%	94%	95%
Professional services and other	3	3	3	6	5

Total revenues	100	100	100	100	100

Cost of revenues:
Subscription	41	39	39	51	37
Professional services and other	5	5	4	4	4

Total cost of revenues	46	44	43	55	41

Gross margin	54	56	57	45	59
Operating expenses:
Sales and marketing	60	62	57	51	50
Research and development	14	17	17	14	12
General and administrative	12	15	16	14	17
Litigation settlement	—	—	—	19	—

Total operating expenses	86	94	90	98	79

Loss from operations	(32)	(38)	(33)	(53)	(20)
Interest income	—	1	2	2	1
Interest expense	(2)	(2)	(2)	(1)	(1)
Other income (expense)	—	—	—	—	(1)

Loss before provision for income taxes	(34)	(39)	(33)	(52)	(21)
Provision for income taxes	—	—	—	—	—

Net loss	(34)%	(39)%	(33)%	(52)%	(21)%

      Revenues increased sequentially in each of the quarters presented, primarily due to increases in the number of subscription customers and growth in revenues from existing subscription customers as they increased the number of their page views from which we capture data. The 110% growth in professional services and other revenues from the third quarter to the fourth quarter of 2005 is primarily the result of hiring additional professional services personnel during the second and third quarters to meet the increased demand for these services.
      Gross profit in absolute dollars increased sequentially in each of the first three quarters presented. As a percentage of total revenues, gross margin decreased from 57% during the third quarter to 45% for the fourth quarter of 2005. This decrease was primarily the result of the NetRatings patent license, which reduced gross margin in the fourth quarter by 14 percentage points. During the first three quarters of 2005, the gross margin associated with professional services and other revenues was negative due to the hiring of consulting and training personnel who were not immediately fully utilized. Gross margin for professional services and other revenues became positive in the fourth quarter as these newly hired personnel approached full productivity.
      Total operating expenses increased on a quarterly basis throughout 2005 primarily due to higher salaries and benefits and related costs associated with hiring of additional personnel in our sales and marketing, research and development and general and administrative organizations to support the growth of our business and prepare for our being a public company. Generally, sales personnel are not immediately productive and sales and marketing expenses do not immediately result in revenues. This reduces short-term operating margins until the salespeople become more fully utilized. The decrease in research and development expenses from the third quarter to the fourth quarter of 2005 was primarily due to employee recruiting and relocation expenses that we incurred in the third quarter. Total operating expenses decreased from the fourth quarter of 2005 to the first quarter of 2006 because the fourth quarter included a $2.6 million charge to operating expenses related to the NetRatings litigation settlement. The increase in operating costs, excluding this charge, from the fourth quarter of 2005 to the first quarter of 2006 was primarily due to higher salaries and benefits and related costs associated with hiring of additional personnel, outside professional service costs and marketing costs primarily related to our Omniture Summit, an annual customer event that was last held during the first quarter of 2006.
      Our quarterly revenues and operating results may fluctuate as a result of a variety of factors, and if we fail to meet or exceed the expectations of securities analysts or investors, the trading price of our common stock could decline.
Liquidity and Capital Resources
      At March 31, 2006, our principal sources of liquidity consisted of cash and cash equivalents of $18.6 million, accounts receivable of $16.0 million and available amounts under our credit facilities of $5.0 million.
      Our primary sources of cash historically have been customer payments for our subscription and professional services, proceeds from the issuance of convertible preferred stock and proceeds from the issuance of notes payable. Since the beginning of 2003, we have issued convertible preferred stock with aggregate net proceeds of $52.9 million and issued notes payable with aggregate proceeds of $15.7 million.
      Our principal uses of cash historically have consisted of payroll and other operating expenses, payments relating to purchases of property and equipment primarily to support the network infrastructure needed to provide our services to our customer base, repayments of borrowings and repurchases of issued convertible preferred stock. Since the beginning of 2003, we have purchased $39.6 million in property and equipment, made $6.1 million in principal payments on notes payable and capital lease obligations and repurchased $3.3 million in convertible preferred stock.

Operating Activities
      Our cash flows from operating activities are significantly influenced by the amount of cash we invest in personnel and infrastructure to support the anticipated future growth in our business, increases in the number of customers using our subscription and professional services and the amount and timing of payments by these customers.
      We used $2.6 million of net cash in operating activities during the first quarter of 2006. The use of cash was primarily the result of a $3.7 million increase in accounts receivable, a net loss of $3.4 million and a $1.5 million increase in prepaid expenses and other assets, partially offset by $2.8 million in non-cash depreciation and amortization expenses, a $1.7 million increase in amounts billed to customers in advance of when we recognized revenues and a $1.3 million increase in accounts payable.
      We used $4.8 million of net cash in operating activities during 2005. The use of cash in 2005 was primarily the result of a net loss of $17.4 million due to increased investment in personnel and operating infrastructure during 2005 and a $6.4 million increase in accounts receivable, partially offset by $6.4 million in non-cash depreciation and amortization expenses, a $5.7 million increase in amounts billed to customers in advance of when we recognized revenues, $4.5 million in patent license and litigation settlement costs and a $2.0 million increase in accrued and other liabilities.
      We generated $4.0 million of net cash from operating activities in 2004. The cash was provided primarily by a $4.3 million increase in amounts billed to customers in advance of when we recognized revenues, a $3.1 million increase in accounts payable and $1.9 million of non-cash depreciation and amortization expenses. These items were partially offset by a $3.7 million increase in accounts receivable, a net loss of $1.3 million and other uses of cash in operations.
      We generated $2.4 million of net cash from operating activities in 2003. The cash was provided primarily by a $2.5 million increase in amounts billed to customers in advance of when we recognized revenues, a $0.6 million increase in accounts payable and $0.4 million of non-cash depreciation and amortization expenses. These items were partially offset by a $1.4 million increase in accounts receivable.

Investing Activities
      Our primary investing activities consisted of purchases of computer network equipment to accommodate the continued growth in customer page views from which we capture data, furniture and equipment to support our operations, and payments related to the acquisition of intangible assets. As our customer base continues to expand, we expect purchases of network infrastructure equipment to grow in absolute dollars. The extent of these investments can be affected by the pace with which we add new customers, along with the timing and scale of new customer implementations. Because we make expenditures for new equipment before we receive cash from customers, it may take a number of months or longer for us to achieve positive cash flow from a customer.
      We used $5.3 million of net cash in investing activities during the first quarter of 2006, all of which was used to purchase property and equipment. We used $18.9 million of net cash in investing activities during 2005, all of which was used to purchase property and equipment. We used $14.8 million of net cash in investing activities during 2004, $14.2 million of which was used to purchase property and equipment and $0.6 million of which was used to purchase intangible assets. We used $1.4 million of net cash in investing activities during 2003, $1.3 million of which was used to purchase property and equipment and $0.1 million of which was used to purchase intangible assets.

Financing Activities
      We generated $4.2 million of net cash from financing activities during the first quarter of 2006. This cash resulted from the issuance of $5.1 million of notes payable, partially offset by $0.9 million of principal payments on notes payable and capital lease obligations.
      We generated $36.9 million of net cash from financing activities during 2005. Substantially all of this cash resulted from the issuance and sale of $39.8 million, net of issuance costs, of convertible preferred stock. This amount was partially offset by $3.5 million of principal payments on notes payable and capital lease obligations.
      We generated $17.6 million of net cash from financing activities during 2004. This cash resulted primarily from the issuance and sale of $13.1 million, net of issuance costs, of convertible preferred stock and the issuance and sale of $9.1 million of notes payable, partially offset by $3.3 million in repurchases of convertible preferred stock and $1.5 million of principal payments on notes payable and capital lease obligations.
      We generated $0.8 million of net cash from financing activities during 2003. This cash resulted from the issuance of $1.0 million of notes payable, partially offset by $0.2 million of principal payments on notes payable and capital lease obligations.

Other Factors Affecting Liquidity and Capital Resources
      In 2004, we entered into an equipment line of credit agreement for $10.0 million. As of December 31, 2005, we had $5.3 million outstanding under the line of credit. These borrowings bear interest at rates between 4.81% and 5.06% per annum, and are repayable in monthly installments through September 2007.
      We amended the equipment line of credit agreement in 2005. This amendment provided for a revolving line of credit that could be drawn in an amount equal to the lesser of $10.0 million or the eligible borrowing base as defined in the amendment, until the maturity date of April 2007. The revolving line bears interest at a variable rate equal to the prime interest rate, plus a factor based on our liquidity ratio as defined in the amendment. Interest is payable monthly. As of December 31, 2005, the outstanding principal balance under the revolving line was $0.5 million. We were in compliance with all financial covenants contained in the amendment as of December 31, 2005.
      In January 2006, we entered into a second amendment to the equipment line of credit agreement. This second amendment provided for a second equipment facility of up to $10.0 million, and reduced the total amount available for borrowing under the existing revolving line to $5.0 million. The second equipment facility may be drawn upon through March 31, 2007 and may only be used to finance or refinance equipment. Each draw under the second equipment facility has a 36-month repayment period and accrues interest at a rate based on the United States Treasury Bill Rate, plus a factor determined by our quick ratio, at the time of that draw. The borrowings under these equipment lines and revolving line cannot exceed $15.0 million. At March 31, 2006, we had borrowed $5.1 million under the second equipment facility, at a weighted-average interest rate of 7.71%. At March 31, 2006, we were not in technical compliance with a financial covenant contained in the second amendment. We obtained a compliance waiver from the lender related to this covenant, and subsequently amended the agreement to modify the waived financial covenant.
      In February 2006, we entered into a settlement and patent license agreement with NetRatings, Inc. The agreement requires us to make license payments of $10.0 million, $1.5 million of which we have previously paid and the balance of which is payable in quarterly installments of $1.5 million in 2006 and $1.0 million in 2007. In addition, we will be required to make a license payment of $4.0 million following the closing of this offering. In the event that we acquire certain specified companies, we may be required to make additional license payments based on the web analytics revenues of the acquired company.
      As of December 31, 2005, we had net operating loss and tax credit carryforwards for federal income tax purposes in the amount of $27.9 million. In the future, we intend to utilize any carryforwards available to us to reduce our tax payments. These carryforwards may be subject to annual limitations, which could result in their expiration before some or all of them have been fully utilized.
      We do not have any special purpose entities and, other than operating leases for office space, which are described below, we do not engage in off-balance sheet financing arrangements.

Contractual Obligations and Commitments
      A summary of our contractual obligations as of December 31, 2005 is as follows:

	Payments Due by Period

		Less Than
	Total	1 Year	1 - 3 Years	3 - 5 Years	Thereafter

	(in thousands)
Operating lease obligations(1)	$4,767	$1,415	$2,969	$383	$—
Capital lease obligations	202	112	90	—	—
Notes payable	5,829	3,035	2,794	—	—

Total(2)	$10,798	$4,562	$5,853	$383	$—

(1)	In January 2006, we amended the operating lease associated with our principal offices in Orem, Utah. The operating lease obligations amounts presented do not reflect the impact of this January 2006 amendment, as it was entered into subsequent to December 31, 2005. As a result of the amendment, our operating lease obligations increased by a total of $3.8 million, representing a decrease of $3,000 in “Less Than 1 Year,” and increases of $297,000 in “1-3 Years,” $3.1 million in “3-5 Years” and $445,000 “Thereafter.”
(2)	Excludes $14.0 million in payments associated with the litigation settlement entered into subsequent to December 31, 2005. The settlement and patent license agreement with NetRatings requires us to make license payments of $10.0 million, $1.5 million of which we paid in March 2006 and the balance of which is payable in quarterly installments of $1.5 million in 2006 and $1.0 million in 2007. In addition, we are obligated to pay NetRatings $4.0 million following the closing of this offering.
     Our future cash requirements will depend on many factors, including the expansion of our sales, support and marketing activities, the timing and extent of spending to support development efforts and expansion into new territories, the building of infrastructure to support our growth, the timing of introduction of new services and enhancements to existing services, and the continued market acceptance of our services.
      We believe our existing cash and cash equivalents, any cash provided from our operations and funds available from our existing credit facilities will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months. Thereafter, we may need to raise additional funds through public or private equity or debt financing to meet the cash flow requirements of our business. If required, additional financing may not be available on terms that are favorable to us or at all. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be reduced and these securities might have rights, preferences and privileges senior to those of our current stockholders.
Critical Accounting Policies
      Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.
      We believe that the assumptions and estimates associated with revenue recognition, allowance for accounts receivables, impairment of long-lived assets and stock-based compensation have the greatest potential impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates. For further information on our significant accounting policies, see Note 1 (Summary of Business and Significant Accounting Policies) of the accompanying notes to our consolidated financial statements.

Revenue Recognition
      Because we provide our applications as services, we follow the provisions of SEC Staff Accounting Bulletin No. 104, Revenue Recognition, and Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. We recognize revenue when all of the following conditions are met:

•	there is persuasive evidence of an arrangement;

•	the service has been provided to the customer;

•	the collection of the fees is reasonably assured; and

•	the amount of fees to be paid by the customer is fixed or determinable.

      We recognize subscription revenues, including implementation and set-up fees on a monthly basis, beginning on the date the customer commences use of our services, through the end of the contract term. Amounts that have been invoiced are recorded in accounts receivable and in deferred revenues or revenues, depending on whether the revenue recognition criteria have been met.
      We recognize professional services revenues when sold with subscription offerings (generally considered to be at the time of, or within 45 days of, sale of the subscription offering) over the term of the related subscription contract as these services are considered to be inseparable from the subscription service, and we have not yet established objective and reliable evidence of fair value for the undelivered element. We recognize revenues resulting from professional services sold separately from the subscription services as these services are performed.
      Although our subscription contracts are generally noncancelable, a limited number of customers have the right to cancel their contracts, by providing prior written notice to us of their intent to cancel the remainder of the contract term. In the event that a customer cancels their contract, they are not entitled to a refund for prior services provided to them by us.

Allowances for Accounts Receivable
      We record a sales allowance to provide for estimated adjustments to receivables, generally resulting from credits issued to customers in conjunction with amendments or renewals of subscription service arrangements. We record provisions for sales allowances as a reduction to revenues and base these provisions on historical experience. We evaluate the estimate of sales allowances on a regular basis, and adjust the amount reserved accordingly.
      We make judgments as to our ability to collect outstanding receivables and provide allowances when collection becomes doubtful. We make provisions based on our historical bad debt experience, current economic trends and a specific review of all significant outstanding invoices. We record provisions in operating expenses. We write off customer accounts receivable balances to the allowance for doubtful accounts when it becomes likely that we will not collect the receivable from the customer.

Impairment of Long-Lived Assets
      Periodically we assess potential impairment of our long-lived assets, which include property, equipment and acquired intangible assets, in accordance with the provisions of SFAS No. 144, Accounting for the Impairment and Disposal of Long-Lived Assets. We perform an impairment review whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include, but are not limited to, significant under-performance relative to historical or projected future operating results, significant changes in the manner of our use of the acquired assets or our overall business strategy, and significant industry or economic trends. When we determine that the carrying value of a long-lived asset may not be recoverable based upon the existence of one or more of the above indicators, we determine the recoverability by comparing the carrying amount of the asset to net future undiscounted cash flows that the asset is expected to generate. We recognize an impairment charge equal to the amount by which the carrying amount exceeds the fair market value of the asset.

Stock-Based Compensation
      Prior to January 1, 2006, we accounted for employee stock options using the intrinsic-value method in accordance with the provisions of Accounting Principals Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, FASB Interpretation No. 44, Accounting for Certain Transaction Involving Stock Compensation, an Interpretation of APB No. 25, and related interpretations and complied with the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation, and SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure.
      Given the absence of an active market for our common stock, our board of directors, the members of which we believe had extensive business, finance and venture capital experience, was required to estimate the fair value of our common stock at the time of our option grants. Our board of directors considered numerous objective and subjective factors in determining the value of our common stock at each option grant date, including the following factors: (1) prices for our preferred stock, which we had sold to outside investors in arms-length transactions, and the rights, preferences and privileges of the preferred stock and the common stock; (2) a contemporaneous valuation performed at December 31, 2005 by Duff & Phelps, LLC, an independent valuation firm; (3) the fact that the option grants involved illiquid securities in a private company; (4) our stage of development and revenue growth; and (5) the likelihood of achieving a liquidity event for the shares of common stock underlying the options, such as an initial public offering or sale of the company, given prevailing market conditions. Based on these factors we granted employee stock options during 2005 at exercise prices ranging from $0.70 to $3.00 per share.
      In connection with the preparation of the financial statements necessary for the filing of the registration statement for this offering, we have reassessed the fair value of our employee stock options granted during 2005. As part of our reassessment, our board of directors considered the guidance provided in American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, based on current information available at the time of reassessment, including the results of the independent valuation performed by Duff & Phelps, LLC at December 31, 2005, that did not exist at the time we originally granted the options. However, determining the fair value of our common stock requires our board of directors and management to make complex and subjective judgments and estimates. There is inherent uncertainty associated with these judgments and estimates.
      The valuation prepared by Duff & Phelps, LLC at December 31, 2005 was based on a probability–weighted combination of the market comparable approach and the income approach to estimate the aggregate enterprise value of our company at the valuation date. The market comparable approach indicates the fair value of a business based on a comparison of our company with the market multiples of comparable firms in similar lines of business as ours, that are publicly traded. The income approach involves applying appropriate risk-adjusted discount rates to estimated debt-free cash flows, based on our forecasted revenues and costs. The projections used in connection with this valuation were based on our expected operating performance outlook over the forecast period. There is inherent uncertainty in these estimates. If different discount rates or assumptions had been used, the valuation would have been different.
      In determining the reassessed fair value of the common stock at each grant date, the board of directors also took into consideration a number of other objective and subjective factors, including the following: (1) the enterprise valuations associated with the prices for our Series B-1 preferred stock offering in April, 2004 and our Series C-1 preferred stock offering in June and July, 2005, that we had sold to outside investors in arms-length transactions, and the rights, preferences and privileges of these preferred stock offerings relative to our common stock; (2) the steady growth in our revenues throughout 2005; and (3) the likelihood, and expected timing, of achieving a liquidity event, given the prevailing market conditions and the company’s business prospects that existed at each option grant date. To determine the estimated fair value of the common stock underlying our stock options at each grant date, we applied a discount to the estimated fair value of our common stock, to adjust for its lack of marketability, as well as the likelihood and expected timing of a liquidity event.
      We have determined that, for accounting purposes, the deemed fair value of our common stock was greater than the exercise price for certain options granted to employees during 2005 due, in large part, to the accelerated timing related to the filing of this registration statement, relative to our expectations earlier in 2005. As a result, we have recorded deferred stock-based compensation of $3.8 million for these options. This deferred stock-based employee compensation will be amortized as a non-cash expense over the period in which the options vest, which is generally four years. We recorded stock-based compensation expense related to this amortization of $0.5 million in 2005 and $0.3 million in the first quarter of 2006.
      Information regarding our stock option grants, net of forfeitures, for the year ended December 31, 2005 is summarized as follows:

		Number of
		Shares Subject		Estimated
	Type of Equity	to Options	Exercise	Fair Market	Intrinsic Value
Date of Issuance	Issuance	Granted	Price	Value	per Share

February 25, 2005	Employee Options	280,025	$0.70	$3.26	$2.56
April 18, 2005	Employee Options	87,500	1.40	3.64	2.24
May 6, 2005	Employee Options	95,000	1.40	3.82	2.42
May 13, 2005	Employee Options	250,000	1.40	3.82	2.42
August 18, 2005	Employee Options	461,925	2.90	3.46	0.56
October 25, 2005	Employee Options	392,000	3.00	4.26	1.26
November 1, 2005	Employee Options	275,000	3.00	4.26	1.26
December 6, 2005	Employee Options	159,750	3.00	4.98	1.98
December 21, 2005	Employee Options	227,500	3.00	5.70	2.70
      We adopted SFAS No. 123R effective January 1, 2006, which requires us to measure the cost of employee services received in exchange for an award of equity instruments, based on the fair value of the award on the date of grant. That cost must be recognized over the period during which the employee is required to provide services in exchange for the award. We adopted SFAS No. 123R using the prospective method, which requires us to apply its provisions only to awards granted, modified, repurchased or cancelled after the effective date. At March 31, 2006, there was $3.2 million of total unrecognized compensation cost related to nonvested stock option awards granted subsequent to the adoption of SFAS No. 123R. This unrecognized compensation cost is equal to the fair value of awards expected to vest and will be recognized over a weighted-average period of 4.1 years.
      Since January 1, 2006, our stock-based compensation has been based on the balance of deferred stock-based compensation for unvested awards at January 1, 2006, using the intrinsic value as previously recorded under APB Opinion No. 25, and the fair value of the awards on the date of grant for awards after January 1, 2006. The adoption of SFAS No. 123R has resulted and will continue to result in higher amounts of stock-

based compensation for awards granted after January 1, 2006 than would have been recorded if we had continued to apply the provisions of APB Opinion No. 25.
Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk
      Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the British pound, Japanese yen, Euro, Australian dollar, Hong Kong dollar and Canadian dollar. As our international operations continue to grow, we may choose to use foreign currency forward and option contracts to manage currency exposures. We do not currently have any such contracts in place, nor did we enter into any such contracts during 2004, 2005 or the first quarter of 2006. To date, exchange rate fluctuations have had little impact on our operating results and cash flows.

Interest Rate Sensitivity
      We had unrestricted cash and cash equivalents totaling $2.2 million at December 31, 2003, $8.9 million at December 31, 2004, $22.2 million at December 31, 2005 and $18.6 million at March 31, 2006. These amounts were invested primarily in money market funds. The unrestricted cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, will reduce future investment income, if any.

BUSINESS
Overview
      We are a leading provider of online business optimization software, which our customers use to manage and enhance online, offline and multi-channel business initiatives. Our online business optimization software, which we host and deliver to our customers on-demand, consists of SiteCatalyst, our flagship service, and our Omniture Data Warehouse, Omniture Discover and Omniture SearchCenter services. These services, built on a scalable and flexible computing architecture, enable our customers to capture, store and analyze information generated by their websites and other sources and to gain critical business insights into the performance and efficiency of marketing and sales initiatives and other business processes. Our services provide customers with real-time access to online business information, the ability to generate flexible reports using real-time and historical information and the ability to measure, automate and optimize critical online processes. Our services, accessed by a standard web browser, reduce the need for our customers to make upfront investments in technology, implementation services or additional IT personnel, thereby increasing our customers’ flexibility in allocating their IT capital investments. We market our on-demand services to sales, marketing and business professionals responsible for online business across a broad range of industries, including automotive, financial services, media, technology and travel. We currently have over 1,000 customers, including America Online, Apple Computer, eBay, Expedia, Ford, Gannett, Hewlett-Packard, Major League Baseball and Microsoft. In 2005, our on-demand services captured data from over 650 billion page views for our customers.
Industry Background

Broad Commercial Utilization of the Internet
      The Internet has fundamentally altered the way businesses and consumers purchase goods and services. In 2004, businesses generated over $295 billion in revenue from e-commerce sales to consumers and spent over $25 billion on online advertising and marketing, according to IDC and eMarketer, respectively. The Internet has redefined many business processes and has created opportunities for new online businesses, as well as for existing offline businesses seeking to capitalize on online initiatives. Businesses are investing in innovative online initiatives to increase sales, improve customer service, enhance brand awareness, decrease time-to-market for their offerings, reduce fulfillment costs and increase operational efficiency. In addition to generating online sales, these online initiatives are increasingly designed to have and have had a direct impact on offline business as well. According to JupiterResearch, the amount of offline United States retail sales influenced by online channels was nearly six times that of online retail sales and over 80% of online consumers research offline purchases online.
      There is little doubt that the scope and scale of commercial Internet usage will continue to increase. According to IDC, the number of unique global Internet users will grow from approximately 820 million in 2004 to over 1.3 billion in 2009. The roll-out of broadband networks and mobile networks, particularly in emerging geographic markets, will contribute to the growth of Internet usage. Internet commerce should also continue to grow. Despite the Internet’s growth, e-commerce remains at an early stage of development, accounting in 2004 for just 4% of the total United States retail market, excluding the automotive, travel and prescription drug markets, according to JupiterResearch. Similarly, online advertising represented just 6% of the total United States advertising market in 2004, despite consumers spending 34% of their available media time online, according to Forrester Research. By way of comparison, newspaper advertising in 2004 represented 30% of the entire United States advertising market while consumers spent only 8% of their media time reading the newspaper, according to Forrester Research.

Need to Measure and Automate Online Business
      To make informed decisions about priorities and investments in online marketing and other commercial initiatives, businesses require timely and accurate measurement of customer behavior. The proliferation of Internet usage and the fact that nearly every user interaction on a website can be captured by the owner of the website have resulted in the creation of an unprecedented amount of data on how a business’ customers interact and transact business with it. According to comScore Networks, in April 2006, the top ten United

States Internet properties generated approximately 133 billion page views from over 171 million unique users. Businesses are increasingly realizing the benefit of using information gained from online customer interactions to improve functional areas, such as sales, product development, marketing, pricing, manufacturing and inventory management. The interactive and measurable nature of Internet activity also enables businesses to determine how customers arrived at their websites and to what extent the costs they incur to create site traffic are generating sales.
      The increasing scale and dynamic nature of both online business and offline business influenced by online interaction necessitate that businesses automate the processes by which they capture, analyze and act upon information generated by their websites. The sheer volume of web activity and the variability or spikes in traffic create a significant, and at times unpredictable, amount of information. For a popular online business, the amount of information generated can exceed a terabyte per month and can vary substantially based on seasonality, promotions and special events. For any unique visitor and page view, over 100 different variables can be captured, such as page name, language, currency, operating system, search engine and ad channel, all of which need to be stored over time and readily accessible for analysis. Businesses also need solutions that can integrate with other internal and external enterprise business systems to automate and drive critical business processes. For instance, many businesses still attempt to understand the effectiveness of, and to implement their bidding strategies for, tens of thousands of paid search keywords using stand-alone spreadsheets and manual processing. An automated solution that could measure keyword bidding based upon a variety of specific business objectives and also integrate with third-party search sites and internal financial systems to bid automatically in real time on the most effective keywords would improve the effectiveness of online marketing initiatives.

Opportunity to Optimize Online Business
      Measuring online behavior and automating the capture and analysis of data are just the beginning of making more informed business decisions. Businesses also need to optimize the results of their online business activities. For instance, businesses have historically measured the success of their online marketing programs by simple click-through rates or conversion rates, the latter being the percentage of click-through users who make a purchase or otherwise engage in the desired customer action during the online session. However, the effectiveness of online marketing can be optimized by analyzing and acting upon information such as repeat visits, page views generated, registrations, traffic pathways (various paths of online visitor traffic flow), eventual conversion (desired customer action taken in subsequent visit) or success over time (lifetime value of customer) as well as comparing the relative effectiveness of different marketing channels. Online businesses utilize a large and growing number of complex and diverse communications channels to market to customers, including display advertising, paid search advertising, e-mail, affiliate marketing, blogs, podcasts and comparison shopping, as well as traditional offline initiatives. The emergence of multi-channel marketing initiatives, which combine traditional offline marketing initiatives such as television, print, magazine, newspapers, radio and catalog with online marketing initiatives, makes the measurement and analysis of online behavior more challenging, but presents additional opportunities to optimize results. For example, businesses want to measure and understand the impact of their advertising initiatives across all these channels, not only to determine how much credit should be given to a particular channel and to understand cross-promotional effectiveness, but more importantly to make adjustments in the way channels are utilized and the amount of resources that are allocated to them.
      Businesses have generally relied on a combination of manual processes, point tools and proprietary approaches to manage their online business initiatives. These approaches have a number of critical limitations.
      Disaggregated view of customer information. To measure and automate its website activity, a typical online enterprise can use over a dozen different systems and tools such as advertising servers, web content management, web analytics tools, customer relationship management software, order management systems, price optimization tools, keyword bid management tools, internal search optimization tools and site conversion optimization tools, as well as custom and proprietary technologies. Because each of these tools or systems is designed to address a specific channel and customer behavior at a certain time and many of them use their own underlying processing and storage capabilities, they collectively have limited ability to measure customer behavior across multiple channels and throughout the lifecycle of the customer.

      Limited scalability. Existing approaches for data capture and analysis have difficulty scaling to address the traffic volumes, amounts of data and unpredictability of online businesses. Some websites such as sports sites and ticket sites can experience seasonal traffic spikes in excess of 100 times normal volumes. Few point solutions and manual processes are designed to perform under these circumstances. To the extent that a company integrates multiple disparate point tools, any one tool can limit overall scalability. In order to process in real time the significant volumes of data generated, businesses must make significant investments in IT infrastructure, including a flexible computing architecture that allows for the easy addition of excess computing resources to handle spikes in traffic.
      Limited integration with enterprise systems. Existing approaches generally have limited ability to integrate with internal or external systems. In order to realize the full value of online customer information in an automated and efficient manner, information needs to be disseminated across the business and integrated with internal enterprise systems such as sales force automation, marketing, product development, customer service and financial systems, as well as external systems such as ad serving or e-mail services. Few point solutions available today integrate automatically with broader enterprise systems, with the result that business processes are limited and business insight cannot be easily leveraged across the enterprise for improved decision-making.
      Slow implementation and adoption. Using custom or proprietary approaches or integrating point tools to manage online businesses has generally required lengthy and complicated deployments and significant investments to manage the multiple tools and technologies. These approaches generally require custom programming, changes to existing business processes, changes to a business’ website, installation of third-party technologies and systems, re-configurations of Internet browsers, and ongoing investment in computing resources. These approaches generally have complex interfaces and are designed for technology-savvy IT professionals or require significant training for others to use them effectively. As a result, user adoption is limited, reducing the effectiveness of these systems and limiting a business’ ability to meet its objectives.
      We believe that businesses seeking to enhance their online presence need an online business optimization platform with the functionality, scalability and flexibility to manage and improve the important aspects of their business activities.
Our Online Business Optimization Platform
      We are a leading provider of online business optimization software, which we host and deliver to our customers on-demand to manage and enhance online, offline and multi-channel business initiatives. Our online business optimization software consists of SiteCatalyst, our flagship service, and our Omniture Data Warehouse, Omniture Discover and Omniture SearchCenter services. These services enable our customers to capture, store and analyze information generated by their websites and other sources and to gain critical business insights into the performance and efficiency of marketing and sales initiatives and other business processes. Our services provide customers with real-time access to online business information, the ability to generate flexible reports using real-time and historical information and the ability to measure, automate and optimize critical online processes. Our services, accessed by a standard web browser, reduce the need for our customers to make upfront investments in technology, implementation services or additional IT personnel, thereby increasing our customers’ flexibility in allocating their IT capital investments.
      Key benefits of our platform include:

•	Increased sales and profitability. We believe our services provide businesses of all sizes the ability to increase sales and profits through more informed decision-making. Our services enable customers to capture and measure user activity on their websites and automate business processes, such as online marketing, to increase conversion of website visitors to customers and to enhance the efficiency of multi-channel marketing and e-commerce initiatives. By utilizing our services, our customers are able to identify trends in customer behavior in real time, to direct business expenditures towards initiatives that they believe will increase sales, maximize profitability and enhance customer service and thereby to gain a competitive advantage.

•	Flexible platform to manage online business. Our services are based on a technology platform that manages online business data from a centralized information store. Our multi-tenant technology platform is based upon a massively scalable computing architecture that allows us to share common computing resources simultaneously across our customer base while maintaining the integrity and security of each customer’s data. Our technology is built on a standards-based platform, which allows for interoperability with other third-party and proprietary systems. Additionally, customers can request data in flexible formats, such as scheduled data and report pushes, real-time data querying and retrieval, e-mailed reports and alerts, and custom data feeds. Our customers can configure the interface to our services to segment access privileges across their user base to deliver the most relevant data for each user while, at the same time, using permission-based policies to restrict the data available to any given user.

•	Enterprise-class scalability, performance, security and support. Our platform is designed to scale to meet the needs of the largest and most sophisticated online operations in the world. Our customers rely on us to capture and manage significant volumes of data securely and accurately while providing immediate application availability and flexible real-time reporting. We currently capture over three billion page views per day and manage over 600 terabytes of data for our customers. We currently provide 99.9% application uptime. Our massively scalable architecture enables us to dynamically shift computing resources in our data centers to maintain application availability during periods of intense activity and spikes in traffic at any particular customer’s website. We provide our customers with comprehensive onsite implementation, training and support services. We also provide best practices consulting and training through Omniture University, which offers our customers a comprehensive range of traditional and online training. To support the operations of multi-national customers, our SiteCatalyst and Omniture Data Warehouse services are available in Chinese, French, German and Japanese, support over 100 currencies and provide automated conversion among these currencies based on current exchange rates.

•	Independent, unaffiliated service provider. Our platform interfaces with major Internet search vendors, advertising networks, e-mail marketers and lead generation sites and consolidates information across those channels into a single unified view. However, we are unaffiliated with any particular marketing channel or service provider and therefore can provide reliable and secure information that is independent. As such, we provide our customers with objective insight into the effectiveness of their multi-channel marketing expenditures across multiple channels, Internet vendors and partners.

•	Reduced capital investment through on-demand hosted model. We deliver our services entirely through an on-demand, hosted model. Our on-demand model enables our customers to calibrate their expenditures to their required level of service. As a result, our customers are able to limit their upfront investments in technology infrastructure, third-party software and systems, and more effectively leverage their own IT personnel. Our services can be deployed rapidly, as our solution is standards-based and designed to integrate seamlessly and securely with a customer’s internal systems. All upgrades are implemented by us on our servers, and therefore all of our customers can benefit immediately from them.
Our Strategy
      Our objective is to build upon our role as a leading provider of on-demand online business optimization services and to increase the value of our services for businesses worldwide. Key elements of our strategy include:

•	Rapidly expand our customer base. We believe the market for online business optimization is in its early stages, and we intend to expand our customer base rapidly by investing in our direct sales force and expanding our distribution channel partnerships. In particular, we believe there is an unmet need for our services in international markets, and we intend to expand our presence aggressively in Europe and the Asia-Pacific region.

•	Extend our technology leadership position. We believe our highly scalable, enterprise-class technology platform, which we built expressly for the purpose of online business optimization, provides us with a significant technology lead. Our technology is being used by many of the largest and most complex online operations in the world. We intend to continue to invest in improving the scalability, reliability and performance of our platform and in extending our platform to interface with additional third-party services.

•	Broaden our online business optimization platform capabilities. We believe our platform, built around our SiteCatalyst service, provides a foundation for offering additional business optimization services to our customers. For example, we recently released our Omniture SearchCenter service, which enables customers to automatically enhance the effectiveness of their paid search keyword bids. We intend to continue to deliver new services and functionality that meet the market’s needs.

•	Remain intensely focused on our customers’ success. We believe that our customers’ success is critical to our success. We intend to continue to remain intensely customer-centric in developing our new services and improving our existing services. Our close relationships with our customers and our rapid responsiveness to their requests have been key elements in our development efforts to date and will remain central to our strategy in the future. For example, certain key features of Omniture SearchCenter were developed in direct response to feedback from our customers. In addition, through programs such as Omniture University and our Omniture Best Practices group as well as our certified consulting partners, we are committed to continuing to deliver superior education, training and consulting services to our customers to enable them to enhance the value of our services.

•	Develop and expand strategic relationships to extend our platform and distribution channels. An important element of our growth strategy is to continue to develop strategic relationships with third parties that can help us to broaden our online business optimization platform and to continue to develop new distribution channels for our services. We believe our services are attractive to our partners because they are able to leverage the information and capabilities of our platform to enhance their solutions. We intend to continue to establish relationships with third parties in order to provide broader and more integrated functionality to our customers. In addition, we intend to build new relationships and leverage existing relationships with channel, consulting and reseller partners in order to complement our direct selling efforts and extend our market reach.

Omniture Online Business Optimization Services
      Our core service offering is SiteCatalyst, which provides a flexible, customizable interface to analyze and manage the information we collect regarding interactions on our customers’ websites. Omniture Data Warehouse provides customers with access to all of their data for real-time reporting analyses of historical and current information. Omniture Discover supplements Omniture Data Warehouse by providing customers with a sophisticated service to perform deeper analysis and segmentation of the customer data captured in the customer’s data warehouse. We recently launched Omniture SearchCenter to facilitate the optimization of search activities, a critical area of online marketing. Omniture SearchCenter is integrated with our SiteCatalyst and Omniture Data Warehouse services, removing the need to transfer data to third-party providers or to in-house systems, enabling data integrity and providing the opportunity for real-time search optimization. We intend to develop additional services leveraging our platform.

SiteCatalyst
      Features of our SiteCatalyst service include:

Optimum Path Engine	Enables our customers to understand the traffic flows through their site. Using the data provided by this engine, our customers can choose from several different visual reports, including visual ClickMaps and reports showing most common actions (such as viewing a particular page online) occurring before or after a particular action, as well as actions that initiate and terminate a session. The Optimum Path Engine further reports where customers abandon multi-step processes.

Advanced Segment Insight	Allows our customers to visually construct segments using behavior-based and demographic segment criteria and then create reports reflecting just the activity of users meeting all the segment criteria. Using this technology, our customers can identify where their most valuable website visitors originate, enabling them to allocate more advertising dollars to that source. Our customers are also able to identify visitors who abandon the conversion process and to launch remarketing efforts to bring them back to the website.

VISTA	Allows insertion of custom data-processing rules into our application. These rules can be used to segment data in real time based on customer-specified criteria.

Excel Integration	Allows customers to designate areas of Microsoft Excel worksheets that are linked to data from within the SiteCatalyst service. This data can be used as native Excel from within the application, such as formatting and formulas, and can be updated from information from the SiteCatalyst service.

Dashboards	Allows customers to view the information most important to them in a single-page customizable view. Dashboards can be downloaded or scheduled for automated delivery in a number of formats.

Alerts	Allows customers to define key performance metrics and thresholds for monitoring. An e-mail alert is sent whenever one of these key performance indicators has been triggered.

Omniture Data Warehouse
      Omniture Data Warehouse stores a comprehensive record of all online visitor events, transactions and interactions that have occurred on our customers’ websites. Our customers can directly access Omniture Data Warehouse to design reports and run queries according to their specific needs. Our customers can also receive direct data feeds from the data warehouse to incorporate into their offline systems.

Omniture Discover
      Omniture Discover provides a view into Omniture Data Warehouse’s data store and allows customers to quickly create a wide variety of visitor segments and to analyze those segments across various periods and at various levels of detail.
      Features of our Omniture Discover service include:

1-Click Segmentation	Allows customers in real-time to define marketing segmentation criteria easily and create segments of customers while viewing how those segments influence the analysis as criteria are added to the segments.

N-Dimensional Analysis	Allows our customers to refine their analyses by enabling them to correlate the relationships between any and all data elements, which we sometimes refer to as data dimensions, with any other data elements.

Omniture SearchCenter
      Omniture SearchCenter provides a single, easy-to-use interface that consolidates and simplifies keyword marketing and automates the time-consuming process of managing multiple paid search keyword bids with leading search engines, such as Google and Yahoo!. Using customizable business rules, Omniture SearchCenter helps our customers automate keyword strategies and processes, target keyword marketing by behavior and lifetime value, improve keyword performance with integrated analytics and improve cross-channel marketing results.

      Features of our Omniture SeachCenter service include:

Integrated Analytics	Provides an integrated view of keyword purchasing data with site activity, including the success resulting from individual keywords and ads, and key performance metrics, such as product sales.

Keyword Classifier	Allows keywords to be categorized into groups by characteristics. Customers can then view reports across the dimensions created by these classifications as well as interact with entire groups of keywords as if they were a unit (such as by applying a common business rule across all words that share a common classification).

Rule Builder Bid Strategies	Allows automated modification of keyword spending based on keywords or groups of keywords. Customers can specify a set of rules, which can include a combination of performance analytics as well as keyword publishing information (for example, if conversion drops below a certain threshold, decrease spending accordingly), that run against their active keywords. Whenever a rule criterion is met, the actions described by the rule are automatically executed. Omniture SearchCenter contains a library of automated best-practice strategies and also allows customers to create customized rules for their specific bidding strategies.

Excel List Management	Allows customers to manage keywords entirely within Excel. This feature can automatically populate a worksheet showing keywords, spending and other information. Customers can modify this information in Excel and, by clicking on a button, transfer the changes into Omniture SearchCenter.

AdMatch	Associates keywords with the precise text ad that was served. This allows our customers to gain greater insight into which keywords and text ads are performing.
Professional Services, Customer Service and Support
      We offer a range of professional services that complement our online business optimization services, including implementation consulting, best practices consulting and user training provided through Omniture University.

Implementation Services
      Omniture’s Implementation Consulting Group employs experienced technical consultants with advanced degrees who provide implementation and deployment services to our customers. Our Implementation Consulting Group leverages a proprietary implementation methodology that is designed to align our customers’ deployments with their business objectives and requirements. The Omniture Implementation Consulting Group also offers consulting services for customers who have already deployed our services and are seeking to expand their implementation.

Omniture Best Practices
      Omniture Best Practices is a premium service that provides business optimization consulting to customers. This consulting reflects the customer’s strategic business objectives, and is often tailored to particular industry vertical markets such as retail, financial services, travel, media and technology. Projects can include overall marketing measurement strategies, customer acquisition effectiveness, campaign performance, search keyword profitability, content stickiness and website conversion success. By working with the Best Practices Group, customers obtain access to seasoned web analytics experts that possess deep expertise with Omniture’s services and industry best practices. Best Practices engagements can range in time from one week to several months.

Omniture University
      Omniture University provides training to enhance our customers’ use of our online business optimization services. Omniture University offers a comprehensive range of traditional and online training and certification options delivered by our team of training professionals. Omniture University complements our online business optimization services by offering our customers over two dozen free training videos, in addition to customized onsite training at customer premises. We also rely on third parties to provide certain of Omniture University’s services in some geographic areas.

Customer Service and Support
      We believe that superior customer support is critical to retaining and expanding our customer base. As our customer base has grown, we have added additional personnel to our customer support group. Our customer support program assists our customers in the use of our services and identifies, analyzes and solves problems or issues with our services. The support program includes e-mail support, an online repository of helpful information about our services and telephone support. Our customer support group is available to customers by telephone or e-mail or through our website 24 hours per day, 6 days per week.
Technology, Development and Operations

Technology
      We believe that our on-demand platform enables us to deliver software-based services to our customers much more efficiently than traditional enterprise software vendors. Our hosted software environment eliminates the need to develop software compatible with a wide variety of hardware systems, operating systems and databases in our customers’ various technical environments. As a result, we do not need to allocate technical resources to make our software compatible with these various environments nor do we need to test our software in each possible combination of hardware and software services that would exist in each customer environment. Rather, we can focus our resources on improving the functionality, usability and overall value of our services to our customers.
      We believe our on-demand approach provides our customers with a significantly lower total cost of ownership than would be achieved if our customers deployed traditional enterprise software. As an on-demand software company, we provide hardware requisitioning and provisioning, application installation, application configuration, server maintenance, server co-location, data center maintenance, data backup and data security. By consolidating and performing these services for all our customers, we believe we can provide our services at a lower cost and a higher service level than individual customers would be able to achieve on their own. Our ability to offer a service that can be calibrated to varying levels of activity without additional customer hardware allows us not only to scale efficiently with our customers, but also to align the fees for our services with the current level of service required by our customers. By being able to realign to our customers’ technical and business activities, we deliver total cost of ownership for our customers that is lower than traditional software installations.
      We designed our services as multi-tenant, networked computing applications that are divided into various components, including load balancing, data collection servers and data analysis servers. Each component is designed to perform a specific task and serves a particular purpose in the overall application, and each runs on a cluster of servers. The overall capacity of any given component, and thus the capacity of the system as a whole, can be increased by adding and configuring servers in each cluster.
      We wrote the majority of the software used in our services in industry-standard software programming languages, such as C and C++, to maximize performance. However, we have also used programming approaches, such as Java, PHP and AJAX, that are specifically designed for the development of Internet-based applications.
      Our hardware consists primarily of Intel-based servers from various vendors, networked behind firewalls and layer four networking load balancers in three different third-party data centers.

      We designed our applications to be flexible. In particular, our platform allows for the capture of online and offline data a customer might find value in analyzing, and the generation of real-time reports based on that data and the N-dimensional analysis of that data to the extent it is stored in our Omniture Data Warehouse. Additionally, customers can provide group and meta information about the data they are collecting through our classification system, augment the data set by uploading additional data through our data sources tool, or directly insert individual data records using our open-standards application protocol interfaces that enable data exchange and data insertion. Our customers are able to capture this information without the need to interact directly with our personnel. This flexibility not only allows customers to tailor the tool to meet their needs, but also allows us to make available additional products and components of our strategic partners.
      Customers interact with our services primarily through a web browser. We support recent versions of all the major web browsers on all major operating systems. We have implemented a robust access control and permissioning system that allows our customers to control which individuals have access to which sets of information or perform which actions. While the primary client to our application is a web browser, we have also built other clients to our application, including a flash-based dashboard player, a plug-in for Microsoft Excel and a Java-based client for our Omniture Discover service. Additionally, the web client allows customers to automate delivery of reports on a scheduled basis in a number of document formats.
      In addition, our platform enables the collection of data from a broad range of sources through industry-standard protocols across a variety of channels of user interaction. We collect and integrate data to enable detailed analysis across the following primary sources of data: Internet sources; mobile sources; and offline sources.
      We offer data collection methods for current and emerging Internet and media formats, including web beacon tags, web servers, rich Internet applications, streaming media formats, blogs, search engines and RSS, an XML format for sharing content among websites such as news items. For example, our ActionSource feature enables data collection for rich Internet applications, through its native support for ActionScript (the programming language for Flash). In addition, our web beacon tags can capture information specific to our service implementation as well as issue web beacons for partner application data collection. We believe this capability streamlines data collection, limits duplicate tagging efforts, and improves end user experience.
      We provide data collection for mobile devices to provide insight into metrics that businesses can use, for example, to optimize mobile campaigns based on target markets, success of offers, and overall return on investment. To provide its customers with a more complete view of customer interactions across channels, we intend to offer data collection for offline data sources, including interactive voice response and call center applications, gaming consoles, enterprise data warehouses and client software applications.

International Support
      Our SiteCatalyst and Omniture Data Warehouse services are available in Chinese, French, German and Japanese, and we believe additional languages can be added relatively easily. We also support over 100 world currencies and provide automated conversion between these currencies based on current exchange rates.

Development
      Our software engineering and product management teams are engaged in efforts to enhance our existing services. Our teams are also working to extend our SiteCatalyst data collection and reporting platform to import information from complementary products and services as well as to develop additional services for our platform.
      Because we host the services for our customers, our personnel can fix bugs and provide software updates remotely during scheduled maintenance windows. Enhancements to our services are able to benefit our entire customer base without any action required on their part to install an upgrade or update.

Operations
      We service our customers from three third-party data center facilities, two of which are located in California and one in Texas. All facilities are seismically compliant, staffed continuously by trained personnel, use biometric access screening and provide full backup power, including generators in case of power failure.
      We continually monitor the status of our services. For example, we conduct over five million performance checks per day on our servers. Although we designed our technology platform to be fault tolerant for many problems, we staff our network operations center in Orem, Utah, 24 hours per day, 7 days per week to respond to potential disruptions in the system.
Customers
      We currently have over 1,000 customers, including America Online, Apple Computer, eBay, Expedia, Ford, Gannett, Hewlett-Packard, Major League Baseball and Microsoft. America Online and certain of its affiliated entities, collectively, accounted for 11% of our total revenues in 2005 and 12% of our total revenues in the first quarter of 2006. eBay accounted for 11% and 13% of our total revenues in 2003 and 2004, respectively. No other customer accounted for more than 10% of our total revenues during these periods. Our agreement with America Online has a one-year term and is renewable annually until 2012. Our agreements with the entities affiliated with America Online have varying durations of approximately one to two years from the date that we entered into these agreements and are generally renewable annually. In 2005, our services captured data from over 650 billion page views for our customers.

Customer Case Studies

Alienware
      Alienware is a manufacturer of high-performance desktop, notebook and media center computer systems. Alienware estimates that e-commerce constitutes 80% of its total revenue. Alienware was seeking to better understand its customers’ behavior and shopping patterns on its website. Since deploying SiteCatalyst, Omniture Data Warehouse and Omniture Discover in 2003, Alienware has used our services to capture data about how users are interacting with its website, measure the effectiveness of its promotions and product placements, and make more informed business decisions. For example, in November 2005, Alienware used SiteCatalyst to analyze online customer behavior to identify a high-performance desktop and notebook product for which there was significant consumer interest. Alienware quickly adjusted its product development, supply chain, marketing and manufacturing plans to deliver and prominently display the product during the highly important Thanksgiving weekend. As a result, Alienware reported that it increased Thanksgiving weekend sales by 105% over the prior year period. In addition, Alienware uses SiteCatalyst to centrally manage its e-mail campaigns through DoubleClick DARTmail. For example, in response to a DARTmail campaign promoting two popular Alienware notebooks, Alienware reported that it used SiteCatalyst to identify 36,000 respondents who clicked on the e-mail link but did not ultimately purchase a notebook. Alienware used this information to send a follow-on e-mail to those individuals and estimated that it generated $160,000 in incremental revenue.

Bayview Financial Exchange Services
      Bayview Financial Exchange Services, LLC (Bayview) was established in 2004 to handle special “Section 1031” real estate exchange transactions. Omniture’s online business optimization services platform helped Bayview capture and measure the performance of a series of marketing initiatives that Bayview was implementing. Using SiteCatalyst, Bayview was able to determine the effectiveness—in real time—of its keyword purchases from Google and Yahoo!. In addition, Bayview was able to identify and discontinue poor performing ad placements, which, according to Bayview, saved it 20% in quarterly online marketing expenditures. Also utilizing the path analysis feature, Bayview was able to understand exactly how visitors moved through the content of its site and identify the most common path users took before completing a registration form.

JetBlue
      JetBlue was looking to optimize its online channel and web-based transactions, which JetBlue estimated to constitute 80% of its total revenue. JetBlue has used SiteCatalyst since 2004 to manage web analytics and track keyword marketing performance for approximately 4,000 keywords from a search engine. However, the challenges of analyzing cost-per-conversion were still significant and involved manually combining and synchronizing data from a particular search engine and Omniture’s SiteCatalyst in a cumbersome 50-hour reporting process every quarter. JetBlue then deployed Omniture SearchCenter to automate keyword marketing, providing one interface and system to manage its online marketing. According to JetBlue, by using the combined solutions, it gained real-time insight into cost per conversion, saving approximately 50 hours per quarter and reducing the cost per conversion by 94%.
Strategic Relationships
      An important element of our strategy is to establish relationships with third parties whose products and services are complementary to our online business optimization platform. To help integrate our services with other third-party services and take advantage of current and emerging technologies, we seek to enter into alliances with leading technology companies. We believe this approach enables us to focus on our core competencies and provide additional value to our customers. Examples of some of our strategic relationships include relationships with DoubleClick, salesforce.com, major search engine providers and online marketing service providers.

DoubleClick
      We have an agreement with DoubleClick to develop and market integrated solutions combining our platform for collecting, reporting and segmenting website visitor information with DoubleClick’s DARTMail e-mail and DART for Advertisers ad serving products. This agreement provides for both the technical integration of our online business optimization platform with these DoubleClick products and the use of DoubleClick’s sales team to sell SiteCatalyst services into DoubleClick’s customer base.

salesforce.com
      We are a “Certified Partner” with salesforce.com to provide direct integration of our real-time, online information with their customer relationship management information to better inform our customers of the performance of marketing campaigns. We have developed SiteCatalyst for AppExchange, saleforce.com’s customer and third-party developer integration platform, and SiteCatalyst is an AppExchange Certified Application. To date, we have not generated any revenues from our relationship with salesforce.com.

Major Search Engine Providers
      We have relationships with the major search engine providers to provide automated access to their search engines through our Omniture SearchCenter service. These relationships allow customers to allocate their advertising expenditures based on the actual performance of visitors originating from the major search engines. These relationships allow our customers to create and automate bidding programs and strategies.

Online Marketing Service Providers
      We also have dozens of integration relationships with other online marketing service providers to leverage our online business optimization platform for collecting, reporting and segmenting behavioral information from their marketing services. These include relationships with providers of e-mail, ad serving, internal search, optimization and multivariate testing, customer surveys and offline marketing databases.
Sales and Marketing
      We sell our services through a combination of direct and indirect sales channels, and we organize our sales and marketing programs by geographic regions, including North America, EMEA and the Asia-Pacific region. Our marketing strategy is to generate qualified sales leads, build our brand and raise awareness of Omniture as the leading provider of online business optimization services.

Direct Sales
      We sell our services primarily through our direct sales force, which is comprised of inside sales and field sales personnel. Our account executives are responsible for initial sales to new prospects, while our account managers concentrate on expanding pre-existing relationships. We also have a group that is responsible for generating leads and assisting in sales to large enterprises. We have field sales representatives in more than 20 major cities worldwide.

Channel Sales
      We have a network of third parties that refer customer prospects to us and assist us in selling to those prospects. These include consulting firms, other technology vendors and systems integrators. Our partners often provide consulting services in support of our services through Omniture certification programs.

International Sales
      We first began offering our services in international markets in 2003. In 2005 and in the first quarter of 2006, we generated approximately 11% and 14%, respectively, of our total revenues from customers outside the United States. We have sales representatives in Australia, Belgium, France, Germany, Hong Kong, Japan and the United Kingdom, and our current international efforts are focused on strengthening our direct sales and marketing presence in Europe and the Asia-Pacific region.

Marketing
      Our marketing programs include a variety of advertising, events, public relations activities and web-based seminar campaigns targeted at key executives and decision makers within businesses.
      Our principal marketing initiatives include:

•	customer referral programs;

•	direct e-mail and online web advertising campaigns;

•	participation in, and sponsorship of, user conferences, trade shows and industry events;

•	cooperative marketing efforts with partners, including joint press announcements, joint trade show activities, channel marketing campaigns and joint seminars; and

•	using our website to provide product and company information.

Omniture Summit
      As part of our commitment to enhance the value that our customers derive from our services, we annually host Omniture Summit, a two-day conference for our customers that provides in-depth, hands-on training from our Omniture Best Practices group and SiteCatalyst service architects, as well as keynote addresses and panel discussions. Omniture Summit has brought our executives together with technologists, industry experts and several hundred customer attendees for discussions on issues and strategies that are critical to the success of any online business optimization initiative. Each year, our customers are actively involved in leading sessions and participating in panel discussions about real-world techniques that have delivered tangible returns on investment for their enterprises.
Competition
      The markets in which we operate are rapidly evolving and highly competitive. We compete primarily with vendors whose software is provided on-demand to customers, generally through an Internet browser. We also compete to a limited extent with vendors whose software is installed by customers directly on their servers. In addition, we compete at times with internally developed applications.

      Our current principal competitors include:

•	companies such as Coremetrics, Inc., Google Inc., Nedstat Ltd., WebSideStory, Inc. and WebTrends Inc. that offer on-demand services;

•	software vendors such as Epiphany, Inc. (acquired by SSA Global), NetRatings, Inc., Sane Solutions, LLC (acquired by Unica Corporation) and SAS Institute, Inc.; and

•	online marketing service providers such as aQuantive, Inc., DoubleClick Inc. and 24/7 Real Media, Inc.
      Some of our current competitors have longer operating histories, greater name recognition, access to larger client bases, and substantially greater resources, including sales and marketing, financial and other resources. In addition, large software, Internet and database management companies may enter the market or enhance their web analytics capabilities and compete against us effectively as a result of their significant resources and pre-existing relationships with our current and potential customers. For example, Google Inc. offers a web analytics service free of charge.
      We believe the principal competitive factors in our markets include the following:

•	the proven performance, security, scalability, flexibility and reliability of services;

•	pricing;

•	the intuitiveness and visual appeal of services’ user interfaces;

•	low total cost of ownership and demonstrable cost-effective benefits to customers;

•	the ability of services to provide N-dimensional segmentation of information;

•	the flexibility and adaptability of services to match changing business demands;

•	enterprise-level customer service and training;

•	the usability of services, including services being easy to learn and remember, efficient and visually compelling;

•	the real-time availability of data and reporting;

•	the ability to deploy the services globally and to provide multi-currency, multi-language and multi-character support; and

•	success in educating customers in how to utilize services effectively.
      We believe that we compete favorably with our competitors on the basis of these factors. However, if we are not able to compete successfully against our current and future competitors, it will be difficult to acquire and retain customers, and we may experience revenue declines, reduced operating margins, loss of market share and diminished value in our services.
Intellectual Property
      We rely on a combination of trademark, copyright and trade secret laws and disclosure restrictions to protect our intellectual property rights. We have 5 issued patents in the United States and 29 United States and 15 related international patent applications pending. Four of our five issued patents expire in 2017 and the claims under those patents are generally directed to data modeling and classification technology. Our remaining issued patent expires in 2019 and the claims under that patent are generally directed to a method of filtering messages based on user profiles and processing events during times of latency. We have a number of registered and unregistered trademarks. We maintain a policy requiring our employees, consultants and other third parties to enter into confidentiality and proprietary rights agreements and to control access to software, documentation and other proprietary information.
      The steps we have taken to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our proprietary rights. Competitors may also independently develop technologies that are substantially equivalent or superior to the technologies we employ in our services. The global nature of the Internet allows our websites to be viewed worldwide, but we do not have intellectual property protection in every jurisdiction. Furthermore, effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country in which our services are available over the Internet. In addition, the legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in Internet-related industries are uncertain and still evolving. Failure to protect our proprietary rights adequately could significantly harm our competitive position and results of operations.
      The Internet, software and technology industries are characterized by the existence of a large number of patents, copyrights, trademarks and trade secrets and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition, the possibility of intellectual property rights claims against us grows. Our technologies may not be able to withstand any third-party claims or rights against their use. Additionally, although we have licensed from other parties proprietary technology covered by patents, we cannot be certain that these patents will not be challenged, invalidated or circumvented. Many of our service agreements require us to indemnify our customers for third-party intellectual property infringements claims, which would increase our costs as a result of defending those claims and might require that we pay damages if there were an adverse ruling in any such claims. We, and certain of our customers, have in the past received correspondence from third parties alleging that certain of our services, or customers’ use of our services, violates these third parties’ patent rights. For example, we are aware that four of our customers have received letters from a third party alleging, among other things, that these customers’ online activities, including the use of our services, infringe its patents, which may result in claims against us by it or by our customers for indemnification under our service agreement with them. These types of correspondence and future claims could harm our relationships with our customers and might deter future customers from subscribing to our services. Any of these results could harm our brand and operating results.
      With respect to any intellectual property rights claim against us or our customers, we may have to pay damages or stop using technology found to be in violation of a third party’s rights. We may have to seek a license for the technology, which may not be available on reasonable terms, may significantly increase our operating expenses or require us to restrict our business activities in one or more respects. The technology also may not be available for license to us at all. As a result, we may also be required to develop alternative non-infringing technology, which could require significant effort and expense. In May 2005, we were sued in the United States District Court for the District of Delaware by NetRatings, Inc. In the suit, NetRatings alleged that our SiteCatalyst service infringed on four patents in which NetRatings claims an ownership interest. In February 2006, we entered into a settlement and patent license agreement with NetRatings, pursuant to which NetRatings licensed its entire patent portfolio to us and we agreed to settle all pending legal claims.
      The settlement and patent license agreement grants us certain nonexclusive, worldwide rights to all of NetRatings’ issued patents and pending patent applications. The license contains customary requirements that we label our services, enables us to grant sublicenses under certain circumstances and contains exceptions for certain uses of NetRatings’ patents. The agreement requires us to make license payments of $10.0 million, $1.5 million of which has previously been paid and the balance of which is due in quarterly installments of $1.5 million in 2006 and of $1.0 million in 2007. In addition, we will be required to make a license payment of $4.0 million following the closing of this offering. In the event that we acquire certain specified companies, we may be required to make additional license payments based on the web analytics revenues of the acquired company.
      In the event of a change of control of us, the settlement and patent license agreement may be assigned to the purchaser upon written notice to NetRatings, subject to certain limitations. The patent license from NetRatings would be limited to (1) our commercially released services as of date of the change of control, (2) the elements of our services that were under development as of the date of the change of control if those services are released as standard services within twelve months of the date of the change of control, (3) future versions of our services commercially released as of the date of the change of control or other services under development as of the date of the change of control that contain no more than patches to, bug fixes of, minor enhancements or modifications of, or minor updates or upgrades of the original versions (except for any new features or functionality added to original versions which infringe a NetRatings patent that did not already cover the original versions) and (4) future versions of our services commercially released as of the date of the change of control or other services under development as of the date of the change of control that completely replace any such services. The license will not cover the combination, merger, bundling or incorporation of our services, or any portion of them, with any of the purchaser’s web analytics products, services or technology, unless (1) the purchaser’s web analytics products, services or technology represents less than 40% of the source code of the combined, merged or bundled web analytics product and (2) the purchaser’s web analytics products, services or technology do not infringe on a patent of NetRatings (other than patents that covered our products, services and/or technology prior to the change of control).
      Pursuant to the terms of the agreement, the suit has been dismissed with prejudice. The parties have mutually released each other from claims regarding patents as of the date of the agreement, and we have agreed that we will not sue NetRatings for infringement of certain of our patents, subject to certain limitations.
Employees
      As of March 31, 2006, we had 312 full-time employees. None of our employees is represented by a labor union. We consider our relationship with our employees to be good.
Legal Proceedings
      Generally, we are involved in various legal proceedings arising from the normal course of business activities. We do not believe that resolution of these matters will have a material adverse impact on our consolidated results of operations, cash flows or financial position. However, depending on the amount and timing, an unfavorable resolution of a matter could materially affect our future results of operations, cash flows or financial position in a particular period.
Facilities
      Our executive offices and principal office for domestic marketing, sales and development occupy approximately 103,000 square feet in Orem, Utah under leases that expire in 2011. We also lease space in various locations throughout the United States for sales and professional services personnel. Our foreign subsidiaries lease office space for their operations and sales and professional services personnel. If we require additional space, we believe that we will be able to obtain this space on commercially reasonable terms.

MANAGEMENT
Executive Officers, Directors and Key Employees
      The following table provides information regarding our executive officers, directors and key employees as of March 31, 2006:

Name	Age	Position(s)

Executive Officers:
Joshua G. James	32	Chief Executive Officer and Director
John R. Pestana	32	Executive Vice President, Customer Success and Chairman of the Board
Michael S. Herring	37	Chief Financial Officer and Executive Vice President
Brett M. Error	34	Chief Technology Officer and Executive Vice President, Products
Christopher C. Harrington	36	President, Worldwide Sales
Other Directors:
D. Fraser Bullock(1)(2)(3)	51	Director
Gregory S. Butterfield(2)	46	Director
Dana L. Evan(1)	46	Director
Mark P. Gorenberg(2)(3)	51	Director
Rory T. O’Driscoll(1)(2)	41	Director
Key Employees:
Gail M. Ennis	46	Senior Vice President, Marketing
Shawn J. Lindquist	36	Chief Legal Officer, Senior Vice President and Secretary
John F. Mellor	39	Senior Vice President, Business Development
Neil M. Weston	57	General Manager, EMEA and Senior Vice President

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

(3)	Member of our nominating and governance committee.

     Joshua G. James is one of our founders and has served as a director and as our Chief Executive Officer since 1998. From 1996 to 1998, Mr. James co-founded and co-managed several entities that were our predecessors. Mr. James also served on the Brigham Young University eBusiness Advisory Board, is a Silver Founder of the BYU Center for Entrepreneurship, and served as the Chairman of former Utah State Governor Leavitt’s Utah-Silicon Valley Alliance Entrepreneur Committee. He has lectured for numerous university classes and served on several other industry, advisory and private company boards. Mr. James attended Brigham Young University.
      John R. Pestana is one of our founders and has served as Chairman of our board of directors since 1998 and as our Executive Vice President, Customer Success since 2004. From 1998 to 2004, Mr. Pestana served as our President. From 1996 to 1998, Mr. Pestana co-founded and co-managed several entities that were our predecessors. Mr. Pestana is a Silver Founder of the BYU Center for Entrepreneurship. Mr. Pestana attended Brigham Young University.
      Michael S. Herring has served as our Chief Financial Officer and Executive Vice President since November 2004. From November 2000 to August 2004, Mr. Herring served as Chief Financial Officer of MyFamily.com, Inc., an online network. Mr. Herring was also Vice President, Finance of Third Age Media, Inc., an Internet content company, and the Controller of Anergen, Inc., a biotechnology company. Mr. Herring is a Certified Public Accountant and holds a B.A. in Economics and Political Science from the University of California at Los Angeles.
      Brett M. Error has served as our Chief Technology Officer and Executive Vice President, Products since 1999. Prior to joining us, Mr. Error worked for an Internet service provider and web development agency. Mr. Error holds a B.S. in Biology from the University of Utah.

      Christopher C. Harrington has served as our President, Worldwide Sales since January 2003. From November 2001 to December 2002, Mr. Harrington was Vice President, Worldwide Sales for Domain Systems, Inc., an enterprise software provider. From 2000 to 2001, Mr. Harrington was Vice President, Worldwide Sales of RichFX, Inc., an online visual merchandising and marketing service provider. From 1997 to 2000, Mr. Harrington was Vice President, Worldwide Sales of Viewpoint Corporation (a Computer Associates company), a provider of visual marketing technology and services. From 1994 to 1997, Mr. Harrington was National Sales Operations Manager for The DIRECTV Group, Inc., a direct broadcast satellite television provider. From 1988 to 1994, Mr. Harrington was Call Center Director for Convergys Corporation (a Cincinnati Bell company), a provider of third-party call center solutions. Mr. Harrington attended Southern Utah University.
      D. Fraser Bullock has served as a director since November 2003. Mr. Bullock is one of the co-founders of Sorenson Capital, a private equity firm, and has served as Managing Director of Sorenson Capital since 2003. Mr. Bullock joined the Salt Lake Organizing Committee for the Olympic Winter Games of 2002 in 1999 as its Chief Operating Officer and in 2002 was appointed President and Chief Executive Officer. From 1996 to 2002, Mr. Bullock served as Managing Director of Alpine Consolidated, LLC, which specialized in effecting business consolidations. Mr. Bullock has also served as President of Visa Interactive, was one of the original partners of Bain Capital and previously held various positions at Bain & Company. He serves as a director of a number of privately held companies. Mr. Bullock holds a B.A. in Economics and an M.B.A. from Brigham Young University.
      Gregory S. Butterfield has served as a director since December 2005. Since February 2000, Mr. Butterfield has been the President and Chief Executive Officer and a director of Altiris, Inc., a provider of service-oriented management software products and services. Since 2004, he has also served as Chairman of the Board of Altiris, Inc. Mr. Butterfield has also served as Vice President, Sales for Legato Systems, Inc., a backup software company, Executive Vice President of Worldwide Sales for Vinca, a fault tolerance and high availability company, Regional Director of the Rocky Mountain Region for Novell, Inc., a provider of infrastructure software and services, and Vice President of North American Sales for WordPerfect Corporation, a software company. Mr. Butterfield holds a B.S. in Business Finance from Brigham Young University.
      Dana L. Evan has served as a director since May 2006. Since January 2001, Ms. Evan has served as Executive Vice President of Finance and Administration and Chief Financial Officer of VeriSign, Inc., a provider of intelligent infrastructure services for the Internet and telecommunications networks. From June 1996 until December 2000, she served as Vice President of Finance and Administration and Chief Financial Officer of VeriSign, Inc. From 1988 to June 1996, Ms. Evan worked as a financial consultant in the capacity of chief financial officer, vice president of finance or corporate controller for various public and private companies and partnerships, including VeriSign, Inc. from November 1995 to June 1996. Prior to 1988, she was employed by KPMG LLP, most recently as a senior manager. Ms. Evan is a Certified Public Accountant and holds a B.S. in Commerce with a concentration in Accounting and Finance from Santa Clara University.
      Mark P. Gorenberg has served as a director since April 2004. Since 1990, Mr. Gorenberg has been a managing member of Hummer Winblad Equity Partners II, L.P., Hummer Winblad Equity Partners III, LLC, Hummer Winblad Equity Partners IV, LLC and Hummer Winblad Equity Partners V, LLC. Previously, Mr. Gorenberg was a Senior Software Manager in advanced product development at Sun Microsystems, Inc., a provider of network computing products and services. Mr. Gorenberg currently serves as a director of a number of privately held companies. He is also a member of the Corporation of the Massachusetts Institute of Technology. Mr. Gorenberg holds a B.S. in Electrical Engineering from Massachusetts Institute of Technology, an M.S. in Electrical Engineering from the University of Minnesota and an M.S. in Engineering Management from Stanford University.
      Rory T. O’Driscoll has served as a director since June 2005. Mr. O’Driscoll is a Managing Member of BA Venture Partners VI, LLC and BA Venture Partners VII, LLC. Mr. O’Driscoll joined BA Venture Partners in 1994. Prior to joining BA Venture Partners, Mr. O’Driscoll worked in Corporate Development at Bank of America and was a founder and the Chief Executive Officer of Mercia Ltd., a manufacturing company based in the United Kingdom. Mr. O’Driscoll currently serves as a director of a number of privately held companies.

Mr. O’Driscoll holds a B. Sc. in Economics with a specialization in accounting and finance from the London School of Economics.
      Gail M. Ennis has served as our Senior Vice President, Marketing since October 2005. From June 1999 to September 2005, Ms. Ennis served as Vice President of Worldwide Marketing Programs and Alliance Marketing at BEA Systems, Inc., an applications infrastructure software company. Prior to joining BEA, Ms. Ennis also served as Vice President of Alliances Marketing of Oracle Corporation. Ms. Ennis holds a B.S. in Biology from Temple University.
      Shawn J. Lindquist has served as our Chief Legal Officer, Senior Vice President and Secretary since November 2005. Mr. Lindquist was a corporate and securities attorney at Wilson Sonsini Goodrich & Rosati, Professional Corporation from 2001 to 2005 and from 1997 to 1999. Mr. Lindquist is also an Adjunct Professor of Law at the J. Reuben Clark Law School at Brigham Young University. He has also served as in-house corporate counsel for Novell, Inc., a provider of infrastructure software and services, and as Vice President and General Counsel of a privately held company. Mr. Lindquist holds a B.S. in Business Management-Finance and a J.D. from Brigham Young University.
      John F. Mellor has served as our Senior Vice President, Business Development since 2003. From 2002 to 2003, Mr. Mellor was Senior Vice President of Marketing and Business Development for Frontline Educational Products, LLC, a direct marketing company. From 2000 to 2002, Mr. Mellor was Senior Vice President of Corporate Development for RichFX, Inc., an online visual merchandising and marketing service provider. Mr. Mellor co-founded and also served as Senior Vice President of Strategy and Business Development for Viewpoint Corporation (a Computer Associates company), a provider of visual marketing technology and services. Mr. Mellor holds a B.S. in Mechanical Engineering and an M.B.A. from Brigham Young University.
      Neil M. Weston has served as our General Manager, EMEA and Senior Vice President since September 2005. In this role, he is responsible for operations across Europe, the Middle East and Africa. From 2004 to 2005, Mr. Weston served as Senior Vice President and General Manager, EMEA of Siebel Systems, Inc., a software solutions and services provider. Mr. Weston had a previous tenure at Siebel Systems from 1997 to 2001 serving as Vice President for the U.K. and Northern Europe. From 2001 to January 2004, Mr. Weston was President of Sales and a director of eWise Systems, an account aggregation software company. His prior technology industry experience in Europe and Australia include managerial and executive positions at Oracle Corporation as Managing Director of Australasia, Data General, Vignette and Xerox. Mr. Weston studied Geology at the Australian National University and Computer Science at the University of Technology, Sydney.
      Our officers are elected by our board of directors and serve until their successors have been duly elected and qualified or until their earlier death, resignation or removal. There are no family relationships among any of our directors or executive officers.
Board of Directors
      Our board of directors currently consists of seven members. Our bylaws permit our board of directors to establish by resolution the authorized number of directors, and seven directors are currently authorized. The authorized number of directors may be changed by resolution duly adopted by at least a majority of our entire board of directors, although no decrease in the authorized number of directors will have the effect of removing an incumbent director from the board of directors until the incumbent director’s term expires.
      As of the closing of this offering, our board of directors will be divided into three classes of directors, serving staggered three-year terms, as follows:

•	class I will consist of Messrs. Bullock and Gorenberg, whose terms will expire at the annual meeting of stockholders to be held in 2007;

•	class II will consist of Messrs. Butterfield and Pestana, whose terms will expire at the annual meeting of stockholders to be held in 2008; and

•	class III will consist of Messrs. James and O’Driscoll and Ms. Evan, whose terms will expire at the annual meeting of stockholders to be held in 2009.
      Directors for a class whose terms expire at a given annual meeting will be elected for three-year terms at that meeting. Each director’s term will continue until the election and qualification of his successor, or his earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of management.
Director Independence
      In May 2006, our board of directors undertook a review of the independence of each director and considered whether each director had a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that Messrs. Bullock, Butterfield, Gorenberg and O’Driscoll and Ms. Evan, representing five of our seven directors, were “independent directors” as defined under the rules of The Nasdaq Stock Market.
Committees of the Board of Directors
      Our board of directors has an audit committee, a compensation committee, and a nominating and governance committee, each of which will have the composition and responsibilities described below as of the closing of this offering.

Audit Committee
      Messrs. Bullock and O’Driscoll and Ms. Evan, each of whom is a non-employee member of our board of directors, comprise our audit committee. Ms. Evan is the chair of our audit committee. Our board of directors has determined that each of the members of our audit committee satisfies the requirements for independence and financial literacy under the rules and regulations of The Nasdaq Stock Market and the SEC. Our board of directors has also determined that Ms. Evan qualifies as an “audit committee financial expert” as defined in the SEC rules and satisfies the financial sophistication requirements of The Nasdaq Stock Market. The audit committee is responsible for, among other things:

•	selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;

•	evaluating the qualifications, performance and independence of our independent auditors;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing the adequacy and effectiveness of our internal control policies and procedures;

•	acting as our qualified legal compliance committee; and

•	preparing the audit committee report that the SEC requires in our annual proxy statement.

Compensation Committee
      Messrs. Bullock, Butterfield, Gorenberg and O’Driscoll, each of whom is a non-employee member of our board of directors, comprise our compensation committee. Mr. Butterfield is the chairman of our compensation committee. Our board of directors has determined that each member of our compensation committee meets the requirements for independence under the rules of The Nasdaq Stock Market. The compensation committee is responsible for, among other things:

•	reviewing and approving our chief executive officer’s and other executive officers’: annual base salaries; incentive compensation plans, including the specific goals and amounts; equity compensa-

tion; employment agreements; severance arrangements and change in control agreements; and any other benefits, compensation or arrangements;

•	administering our equity compensation plans; and

•	preparing the compensation committee report that the SEC requires in our annual proxy statement.

Nominating and Governance Committee
      Messrs. Bullock and Gorenberg, each of whom is a non-employee member of our board of directors, comprise our nominating and governance committee. Mr. Bullock is the chairman of our nominating and governance committee. The nominating and governance committee is responsible for, among other things:

•	assisting our board of directors in identifying prospective director nominees and recommending nominees for each annual meeting of stockholders to the board of directors;

•	developing and recommending governance principles applicable to our board of directors;

•	overseeing the evaluation of our board of directors and management; and

•	recommending potential members for each board committee to our board of directors.

Director Compensation
      In March 2006, our board of directors adopted a compensation program for outside directors. Pursuant to this program, each non-employee director will receive the following compensation for board services, as applicable:

•	an annual director retainer of $25,000;

•	compensation for board of director meetings of $2,500 for attending in person and $1,500 for attending by telephone;

•	compensation for committee meetings of $1,500 for attending in person and $1,000 for attending by telephone;

•	an annual stipend of $10,000 for the audit committee chair and $3,000 for other committee chairs;

•	for each director appointed to the board of directors after the closing of this offering, an automatic initial grant of a stock appreciation right covering 50,000 shares of common stock with a per share exercise price equal to the fair market value of that stock on the date of grant and vesting as to one-third of the shares on the first anniversary of the grant and one-twelfth of the shares at the end of each quarter thereafter so that the award is fully vested after three years; and

•	for each director whose term continues following an annual meeting and who has been a director for at least six months an automatic annual grant of a stock appreciation right covering 25,000 shares of common stock with a per share exercise price equal to the fair market value of that stock on the date of grant and vesting in full on the day prior to the next annual stockholder meeting.

      We granted an option to purchase 108,500 shares of common stock under our 1999 Equity Incentive Plan at an exercise price of $3.00 per share to Mr. Bullock in October 2005 and to Mr. Butterfield in December 2005. We granted an option to purchase 108,500 shares of common stock under our 1999 Equity Incentive Plan at an exercise price of $8.92 per share to Ms. Evan in May 2006. One-half of the shares subject to each option will vest on the first and second anniversaries of the vesting commencement date.
Compensation Committee Interlocks and Insider Participation
      None of the members of our compensation committee is an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Executive Compensation
      The following table provides information regarding the compensation of our Chief Executive Officer and each of the next four most highly compensated executive officers during 2005. We refer to these five executive officers as our named executive officers.
Summary Compensation Table

				Long-Term
				Compensation
				Awards

	Annual Compensation			Securities
				Underlying
Name and Principal Position	Salary($)		Bonus ($)(2)	Options

Joshua G. James	$225,000		$165,000	—
Chief Executive Officer
John R. Pestana	225,000		82,500	—
Executive Vice President, Customer Success
Michael S. Herring	190,000		55,000	—
Chief Financial Officer and Executive Vice President
Brett M. Error	180,000		28,000	250,000
Chief Technology Officer and Executive Vice President, Products
Christopher C. Harrington	300,000	(1)	55,000	—
President, Worldwide Sales

(1)	Includes $180,000 for commissions.

(2)	We generally pay bonuses in the year following the year in which they were earned. Bonus amounts presented in the table above were earned in 2005 and paid on January 31, 2006.
Stock Option Grants in Last Fiscal Year
      The following table summarizes the stock options granted to each named executive officer during 2005, including the potential realizable value over the 10-year term of the options, which is based on assumed rates of stock appreciation of 5% and 10%, compounded annually, and subtracting from that result the aggregate option exercise price. These assumed rates of appreciation comply with the rules of the SEC and do not represent our estimate of our future stock prices. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock. The assumed 5% and 10% rates of stock appreciation are applied to an assumed initial public offering price of $          per share. The percentage of total options granted to employees is based upon options to purchase an aggregate of 2,021,673 shares of common stock we granted to employees during 2005.

Potential Realizable
	Individual Grants				Value at Assumed
Annual Rates of Stock
	Number of				Price Appreciation for
	Securities	Percent of Total			Options Terms
	Underlying Options	Options Granted to	Exercise Price	Expiration
Name	Granted	Employees	Per Share(1)	Date	5%	10%

Joshua G. James	—	—%	$ —	—	$—	$—
John R. Pestana	—	—	—	—	—	—
Michael S. Herring	—	—	—	—	—	—
Brett M. Error	250,000	12.4	1.40	5/12/15
Christopher C. Harrington	—	—	—	—	—	—

(1)	Represents the fair market value of our common stock, as determined by our board of directors, on the date of grant of the option.

Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values
      The following table provides information regarding the exercise of stock options during 2005 by our named executive officers, and the value of securities underlying options held by our named executive officers at December 31, 2005.
      There was no public trading market for our common stock at December 31, 2005. The value realized and the value of unexercised in-the-money options at fiscal year-end have been calculated based on an assumed initial public offering price of $          , less the applicable exercise price, in accordance with SEC rules.

				Number of Securities Underlying			Value of Unexercised
				Unexercised Options at Fiscal			In-the-Money Options at
				Year-End			Fiscal Year-End ($)
	Shares Acquired		Value
Name	on Exercise		Realized($)	Exercisable		Unexercisable	Exercisable	Unexercisable

Joshua G. James	1,000,000	(1)	$	222,371	(3)	—	$	—
John R. Pestana	—		—	1,222,371	(4)	—		—
Michael S. Herring	75,000	(2)		208,969	(5)	—		—
Brett M. Error	—		—	1,544,428	(6)	178,571
Christopher C. Harrington	—		—	322,500	(7)	—		—

(1)	Includes 479,167 shares unvested at December 31, 2005 that were subject to our lapsing right of repurchase upon Mr. James’ cessation of service.

(2)	Includes 75,000 shares unvested at December 31, 2005 that were subject to our lapsing right of repurchase upon Mr. Herring’s cessation of service.

(3)	Includes unvested options at December 31, 2005 to purchase 20,341 shares, which, if exercised, would be subject to our lapsing right of repurchase upon Mr. James’ cessation of service.

(4)	Includes unvested options at December 31, 2005 to purchase 499,508 shares, which, if exercised, would be subject to our lapsing right of repurchase upon Mr. Pestana’s cessation of service.

(5)	Represents options unvested at December 31, 2005, which, if exercised, would be subject to our lapsing right of repurchase upon Mr. Herring’s cessation of service.

(6)	Includes unvested options at December 31, 2005 to purchase 71,428 shares, which, if exercised, would be subject to our lapsing right of repurchase upon Mr. Error’s cessation of service.

(7)	Includes unvested options at December 31, 2005 to purchase 185,781 shares, which, if exercised, would be subject to our lapsing right of repurchase upon Mr. Harrington’s cessation of service.

Employment Agreements and Change in Control Arrangements

Employment Agreements and Offer Letters
      Joshua G. James. We are party to an employment agreement with Joshua G. James, our Chief Executive Officer. The agreement provides a three-year term for Mr. James’ employment. Mr. James’ current annual base salary is $225,000. He will earn a performance bonus each year if we meet revenue and earnings targets established by our board of directors. Upon a change in control (as defined in the employment agreement), Mr. James will receive immediate vesting with respect to the unvested portions of his outstanding stock options and common stock. If Mr. James is terminated without cause (as defined in the employment agreement) or is constructively terminated (as defined in the employment agreement), he will be entitled to receive up to 15 months’ base salary, be able to continue participating in our employee benefit plans of general application for up to 15 months and will receive immediate vesting on all of his outstanding stock options and common stock. If Mr. James is terminated as a result of a disability, he will be entitled to receive up to 15 months’ base salary, be able to continue participating in our employee benefit plans of general application for up to 15 months and be eligible to receive other severance and disability payments as provided by our standard benefit plans. In the event of Mr. James’ death, his estate will be entitled to receive 12 months’ base salary.
      John R. Pestana. We are party to an employment agreement with John R. Pestana, our Executive Vice President, Customer Success. The agreement provides a three-year term for Mr. Pestana’s employment. Mr. Pestana’s current annual base salary is $225,000. He will earn a performance bonus each year if we meet revenue and earnings targets established by our board of directors. Upon a change in control (as defined in the employment agreement), Mr. Pestana will receive immediate vesting with respect to the unvested portion of his outstanding stock options and common stock. If Mr. Pestana is terminated without cause (as defined in the employment agreement) or is constructively terminated (as defined in the employment agreement), he will be entitled to receive up to 15 months’ base salary, be able to continue participating in our employee benefit plans of general application for up to 15 months and will receive immediate vesting on all of his outstanding stock options and common stock. If Mr. Pestana is terminated as a result of a disability, he will be entitled to receive up to 15 months’ base salary, be able to continue participating in our employee benefit plans of general application for up to 15 months and be eligible to receive other severance and disability payments as provided by our standard benefit plans. In the event of Mr. Pestana’s death, his estate will be entitled to receive 12 months’ base salary.
      Michael S. Herring. On October 21, 2004, Michael S. Herring, our Chief Financial Officer and Executive Vice President, executed our written offer of employment. The written offer of employment does not provide a specific term for Mr. Herring’s employment; rather, Mr. Herring’s employment with us is “at-will” and may be terminated at any time with or without notice, for any or no reason, at either Mr. Herring’s or our option. Mr. Herring’s current annual base salary is $190,000. He is eligible to earn a performance bonus each year if we meet the revenue and earnings targets established by our board of directors. If, in the event of a merger with or into another corporation or our “change in control,” including the sale of all or substantially all of our assets, the successor corporation does not assume or substitute an equivalent award for his then-existing options, Mr. Herring’s options will accelerate and become fully vested and exercisable. Also, Mr. Herring is subject to a non-competition covenant for two years following termination of employment.
      Christopher C. Harrington. We are party to stock option agreements with Mr. Harrington, our President, Worldwide Sales, which provide that, if, upon or following a change of control, his employment with us or our successor is terminated, other than for cause (as defined in the agreements), all of the then-unvested shares granted under those agreements will become fully vested and exercisable and our right of repurchase with respect to any then-unvested shares acquired pursuant to early exercise of such options shall lapse.

Change in Control Arrangements
      Our 2006 Equity Incentive Plan provides for the acceleration of vesting of awards in certain circumstances in connection with or following a change in control of our company. For more information, see “Employee Benefit Plans — 2006 Equity Incentive Plan.”
      Our 1999 Equity Incentive Plan provides for the acceleration of vesting of awards in certain circumstances in connection with or following a change in control of our company. For more information, see “Employee Benefit Plans — 1999 Equity Incentive Plan.”
Employee Benefit Plans

1999 Equity Incentive Plan
      Our board of directors adopted our 1999 Equity Incentive Plan in August 1999. Our 1999 Equity Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options to our employees, directors and consultants and any parent and subsidiary corporations’ employees and consultants. The 1999 Equity Incentive Plan also allows for awards of stock purchase rights. We will not grant any additional awards under our 1999 Equity Incentive Plan following this offering. Instead we will grant options under our 2006 Equity Incentive Plan.

Share Reserve
      We have reserved a total of 11,315,868 shares of our common stock for issuance pursuant to the 1999 Equity Incentive Plan. As of March 31, 2006, options to purchase 7,378,643 shares of common stock were outstanding and 1,497,767 shares were available for future grant under this plan.

Administration
      Our board of directors currently administers our 1999 Equity Incentive Plan. Our compensation committee will become the plan administrator responsible for administering all of our equity compensation plans upon the closing of this offering. Under our 1999 Equity Incentive Plan, the plan administrator has the power to determine the terms of the awards, including the service providers who will receive awards, the exercise price, the number of shares subject to each award, the vesting schedule and exercisability of awards and the form of consideration payable upon exercise.

Stock Options
      The exercise price of incentive stock options must be at least equal to the fair market value of our common stock on the date of grant, and their terms may not exceed ten years. With respect to any participant who owns 10% or more of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The plan administrator determines the term of all other options.
      After termination of an employee, director or consultant, that participant may exercise his or her option for the period of time specified in the stock option agreement subject to the following limitations:

•	if the participant is terminated for any reason other than death, disability or cause, then the participant may exercise options vested as of the termination date within three months of the termination date (or within a shorter period not to be less than 30 days or a longer period not to exceed five years after the termination date as determined by the plan administrator), but in no event later than the expiration date of the options;

•	if the participant is terminated because of death or disability or dies within three months after a termination other than for cause, then the participant may exercise options vested as of the termination date within 12 months of the termination date (or within a shorter period not to be less than six months or within a longer period not to exceed five years after the termination date as may be determined by the plan administrator), but in no event later than the expiration date of the options; and

•	if the participant is terminated for cause, the participant’s options expire on the termination date or such later time as determined by the plan administrator.
      “Cause” under our 1999 Equity Incentive plan generally includes participant termination because of:

•	any willful violation by the participant of any law or regulation or conviction of a felony or fraud;

•	commission of an act of dishonesty that involves personal profit in connection with our company;

•	any material breach of any agreement regarding the terms of a participant’s service, including the failure or refusal to perform the material duties required of that participant or a breach of any invention assignment and confidentiality agreement;

•	disregard of our policies so as to cause loss, damage or injury to our property, reputation or employees; or

•	any other misconduct by the participant that is materially injurious to our financial condition or business reputation.
      Unless the plan administrator provides otherwise, our 1999 Equity Incentive Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the participant may exercise an award during his or her lifetime.

Change in Control Transactions
      Our 1999 Equity Incentive Plan provides that, in the event of our “change in control,” the successor corporation or its parent or subsidiary may assume each outstanding award or substitute or replace it with an equivalent award. If there is no assumption, substitution or replacement of an outstanding award, the award will be exercisable to the extent set forth in the applicable option documents and, if not exercised prior to the consummation of the transaction, will terminate.

Plan Amendments
      Our 1999 Equity Incentive Plan will automatically terminate in 2009. In addition, our board of directors has the authority to amend, suspend or terminate the 1999 Equity Incentive Plan provided that its action does not impair the rights of any participant.

2006 Equity Incentive Plan
      Our board of directors adopted our 2006 Equity Incentive Plan in March 2006 and our stockholders approved the plan in May 2006. Our 2006 Equity Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

Share Reserve
      We have reserved                      shares of our common stock for issuance under the 2006 Equity Incentive Plan. The number of shares reserved for issuance under this plan will be increased to include:

•	any shares of our common stock reserved under our 1999 Equity Incentive Plan that are not issued or subject to outstanding grants on the date of this prospectus up to a maximum of shares;

•	any shares of our common stock issued under our 1999 Equity Incentive Plan that are repurchased by us at the original purchase price up to a maximum of shares; and

•	any shares of our common stock issuable upon exercise of options granted under our 1999 Equity Incentive Plan that expire or become unexercisable without having been exercised in full at any time after the date of this prospectus up to a maximum of shares.
      In addition, our 2006 Equity Incentive Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each year, beginning with 2007, equal to the lesser of:

•	5% of the outstanding shares of our common stock on the last day of the preceding year; and

•	30,000,000 shares.

Administration
      Our compensation committee will be the plan administrator responsible for administering our 2006 Equity Incentive Plan upon the closing of this offering. The plan administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to the award, the exercisability of the award and the form of consideration to pay the exercise price. The plan administrator also has the authority to institute an exchange program whereby the exercise prices of outstanding awards may be reduced or outstanding awards may be surrendered in exchange for awards with a lower exercise price.
      Unless the plan administrator provides otherwise, our 2006 Equity Incentive Plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Stock Options
      The plan administrator will determine the exercise price of options granted under our 2006 Equity Incentive Plan, but with respect to nonstatutory stock options intended to qualify as “performance based compensation” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, and all incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years. With respect to any participant who owns 10% or more of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The plan administrator determines the term of all other options.
      After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months. However, an option may not be exercised later than its expiration date.

Stock Appreciation Rights
      We are authorized to grant stock appreciation rights under our 2006 Equity Incentive Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The plan administrator determines the terms of stock appreciation rights, including when these rights become exercisable and whether to pay the increased appreciation in cash, with shares of our common stock, or with a combination thereof. Stock appreciation rights expire under the same rules that apply to stock options.

Restricted Stock Awards
      We are authorized to grant restricted stock awards under our 2006 Equity Incentive Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the plan administrator. The plan administrator will determine the number of shares of restricted stock granted to any employee. The plan administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the plan administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units
      We are authorized to grant restricted stock units under our 2006 Equity Incentive Plan. Restricted stock units are awards of restricted stock, performance shares or performance units that are paid out in installments or on a deferred basis. The plan administrator will determine the terms and conditions of restricted stock units, including the vesting criteria and the form and timing of payment.

Performance Shares
      We are authorized to grant performance shares under our 2006 Equity Incentive Plan. Performance shares are awards that will result in a payment to a participant only if performance goals established by the plan administrator are achieved or the awards otherwise vest. The plan administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance shares to be paid out to participants. Performance shares will have an initial value equal to the fair market value of our common stock on the grant date. Payment for performance shares will be made in shares of our common stock, as determined by the plan administrator.

Automatic Grants
      Our 2006 Equity Incentive Plan also provides for the automatic grant of stock appreciation rights, or SARs, to our non-employee directors. Each non-employee director appointed to the board of directors after the closing of this offering will receive an initial award of 50,000 SARs upon such appointment. This award will vest as to one-third of the SARs subject to the award on the first anniversary of the date of grant and quarterly thereafter, so as to be fully vested at the end of three years subject to the director’s continued service on each relevant vesting date. In addition, beginning in 2007, non-employee directors who have been directors for at least six months will receive a subsequent award of 25,000 SARs immediately following each annual meeting of our stockholders. This award will vest on the day prior to the next year’s annual stockholder meeting, subject to the director’s continued service on the vesting date. All awards granted under the automatic grant provisions will have a term of ten years and an exercise price equal to the fair market value on the date of grant.

Change in Control Transactions
      Our 2006 Equity Incentive Plan provides that, in the event of our “change in control,” the successor corporation or its parent or subsidiary will assume, or substitute an equivalent award for, each outstanding award. If there is no assumption or substitution of outstanding awards, the plan administrator will determine the treatment of awards and, if accelerating the awards, will provide notice to the recipient that he or she has the right to exercise the option or stock appreciation right as to all of the shares subject to the award, that all restrictions on restricted stock will lapse, that all performance goals or other vesting requirements for performance shares will be deemed achieved, and that all other terms and conditions will be deemed met. The option or stock appreciation right will terminate upon the expiration of the period of time the plan administrator provides in the notice. In the event the service of an outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her options and stock appreciation rights will fully vest and become immediately exercisable, all restrictions on restricted stock will lapse, all performance goals or other vesting requirements for performance shares will be deemed achieved, and all other terms and conditions will be deemed met.

Plan Amendments
      Our 2006 Equity Incentive Plan will automatically terminate in 2016, unless we terminate it sooner. Our board of directors has the authority to amend, suspend or terminate the 2006 Equity Incentive Plan provided that its action does not impair the rights of any participant.

2006 Employee Stock Purchase Plan
      Our board of directors adopted the 2006 Employee Stock Purchase Plan in March 2006 and our stockholders approved the plan in May 2006.

Share Reserve
      A total of 500,000 shares of our common stock has been reserved for sale under this plan. In addition, our 2006 Employee Stock Purchase Plan provides for annual increases in the number of shares available for issuance under the 2006 Employee Stock Purchase Plan on the first day of each year, beginning with 2007, equal to the least of:

•	1% of the outstanding shares of our common stock on the first day of the year;

•	12,000,000 shares; and

•	such other amount as may be determined by our board of directors or a committee thereof.

Administration
      Our compensation committee will be responsible for administering our 2006 Employee Stock Purchase Plan. Our board of directors or its committee has full and exclusive authority to interpret the terms of the 2006 Employee Stock Purchase Plan and determine eligibility.

Eligibility
      All of our employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted rights to purchase stock if that employee:

•	immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or

•	if that employee’s rights to purchase stock under all of our employee stock purchase plans would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year in which these rights are outstanding.

Offering Periods
      Our 2006 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended, and provides for consecutive, non-overlapping six-month offering periods. The offering periods generally start on the first trading day on or after February 15 and August 15 of each year, except for the first such offering period, which will commence on the first trading day on or after the effective date of this offering and will end on the first trading day on or after February 15, 2007.

Limitations
      Our 2006 Employee Stock Purchase Plan permits participants to purchase common stock through payroll deductions of up to 10% of their eligible compensation, which includes their wage gross earnings, commissions, overtime and shift premiums, exclusive of payments for incentive compensation, bonuses and other compensation. A participant may purchase a maximum of 1,000 shares of common stock during a six-month offering period.

Purchase of Shares
      Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month offering period. The purchase price will be 95% of the fair market value of our common stock at the exercise date. Participants may end their participation at any time during an offering period, and will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

Transferability
      A participant may not transfer rights granted under the 2006 Employee Stock Purchase Plan other than by will, the laws of descent and distribution or as otherwise provided under the 2006 Employee Stock Purchase Plan.

Change of Control Transactions
      In the event of our “change of control,” a successor corporation may assume or substitute for each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase rights, the offering period then in progress will be shortened, and a new exercise date will be set.

Plan Amendments
      Our board of directors has the authority to amend or terminate our 2006 Employee Stock Purchase Plan, except that, subject to certain exceptions described in the 2006 Employee Stock Purchase Plan, no such action may adversely affect any outstanding rights to purchase stock under our 2006 Employee Stock Purchase Plan.

401(k) Plan
      We maintain a retirement plan, the 401(k) Plan, which was adopted on January 1, 2000 and which is intended to be a tax-qualified retirement plan and related trust under Sections 401(a) and 501(a), respectively, of the Internal Revenue Code of 1986, as amended. Contributions to the 401(k) Plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) Plan, and all contributions are deductible by us when made. The 401(k) Plan covers substantially all of our employees who are age 21 or older after three months of service. Currently, employees may elect to contribute up to 25% of their compensation, or the statutorily prescribed limit, if less, to the 401(k) Plan. We match 50% of each employee’s contributions up to a maximum of 3% of the employee’s base salary, bonuses and commissions. The 401(k) Plan has a profit-sharing element whereby we can make a contribution in an amount to be determined annually by our board of directors. An employee’s interests in his or her deferrals are 100% vested when contributed, and any employer matching or profit-sharing contributions will vest equally each year over four years.

Other
      We currently have employees in Australia, Belgium, France, Germany and the United Kingdom, and we are in the process of hiring employees and implementing benefit programs in Japan and Hong Kong. In addition to providing statutorily mandated benefit programs in each country, we contribute to private plans for health, pension and insurance benefits in the countries where those contributions are customarily provided to employees.
Limitation on Liability and Indemnification Matters
      Our certificate of incorporation to be in effect upon the closing of this offering contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, no director will be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as a director, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

      Our certificate of incorporation to be in effect upon the closing of this offering provides that we are required to indemnify our directors and our bylaws to be in effect upon the closing of this offering provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our bylaws also provide that we shall advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.
      The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
      We describe below transactions and series of similar transactions, since January 1, 2003, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $60,000; and

•	a director, executive officer, holder of more than 5% of any class of our voting securities or any member of his or her immediate family had or will have a direct or indirect material interest.
      We also describe below certain other transactions with our directors, executive officers and stockholders.
Preferred Stock Sales
      Series B Preferred Stock Financing. In April 2004, we sold 6,920,911 shares of Series B preferred stock to Hummer Winblad Venture Partners V, L.P., at a per share purchase price of approximately $1.91, or an aggregate of approximately $13.3 million. Our certificate of incorporation provides that upon the closing of this offering each share of Series B preferred stock will convert automatically into one share of our common stock. Mark P. Gorenberg, a nominated director at the time of that stock purchase and currently one of our directors, is a Managing Director of Hummer Winblad Equity Partners V, LLC, which is the General Partner of Hummer Winblad Venture Partners V, L.P.
      Series B-1 Preferred Stock Financing. In April 2004, we sold 1,078,452 shares of Series B-1 preferred stock to TPP Capital Advisors Ltd., the beneficial owner of more than 5% of our common stock, at a per share purchase price of approximately $0.93, or an aggregate of approximately $1.0 million. Our certificate of incorporation provides that upon the closing of this offering each share of Series B-1 preferred stock will convert automatically into one share of our common stock.
      Series C-1 Preferred Stock Financing. In June 2005, we sold 4,510,953 shares of Series C-1 preferred stock to BAVP VII, L.P. and 1,614,405 shares of Series C-1 preferred stock to Hummer Winblad Venture Partners V, L.P., at a per share purchase price of approximately $5.17, or an aggregate of approximately $31.7 million, which shares were subsequently converted into an equal number of shares of Series C preferred stock. Our certificate of incorporation provides that upon the closing of this offering each share of Series C-1 and Series C preferred stock will convert automatically into one share of our common stock. Rory T. O’Driscoll, a nominated director at the time of that stock purchase and currently one of our directors, is a Managing Member of BA Venture Partners VII, LLC, which is the General Partner of BAVP VII, L.P. Mark P. Gorenberg, a director at the time of that stock purchase and currently one of our directors, is a Managing Member of Hummer Winblad Equity Partners V, LLC, which is the General Partner of Hummer Winblad Venture Partners V, L.P.
Registration Rights Agreement
      Pursuant to the terms of an amended and restated registration rights agreement, TPP Capital Advisors Ltd., Hummer Winblad Venture Partners V, L.P., BAVP VII, L.P., Cocolalla, LLC, Joshua G. James, Erutinmo, LLC, the SSWRTW Trust and D. Fraser Bullock, who collectively will hold           % of our common stock outstanding after the closing of this offering, will be entitled to certain rights with respect to the registration of those shares under the Securities Act. See “Description of Capital Stock—Registration Rights” for additional information.
Stock Option Grants and Exercises
      Certain stock option grants to our directors and related option grant policies are described in this prospectus under the caption “Management—Director Compensation.” Pursuant to our director compensation policy and prior arrangements, between October and December 2005 we granted an option to purchase an aggregate of 108,500 shares of our common stock at an exercise price of $3.00 per share to each of D. Fraser Bullock and Gregory S. Butterfield and in May 2006 we granted an option to purchase an aggregate of 108,500 shares of our common stock at an exercise price of $8.92 per share to Dana L. Evan.

      Between November 2003 and March 2006, we granted options to purchase an aggregate of 3,138,711 shares of our common stock to our named executive officers, with exercise prices ranging from $0.11 to $7.50 per share. Between December 2004 and March 2006, certain of our named executive officers acquired an aggregate of 1,777,000 shares of our common stock by exercising stock options granted under our 1999 Equity Incentive Plan.
Employment Arrangements and Indemnification Agreements
      We have entered into employment arrangements with certain of our executive officers. See “Management—Employment Agreements and Change in Control Arrangements.”
      We have also entered into indemnification agreements with each of our directors and officers. The indemnification agreements and our certificate of incorporation and bylaws to be in effect upon the closing of this offering require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See “Management—Limitation on Liability and Indemnification Matters.”

PRINCIPAL AND SELLING STOCKHOLDERS
      The following table sets forth certain information with respect to the beneficial ownership of our common stock at March 31, 2006 and as adjusted to reflect the sale of common stock offered by us in this offering, for:

•	each person who we know beneficially owns more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each selling stockholder.
      We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.
      Applicable percentage ownership is based on 36,405,925 shares of common stock outstanding at March 31, 2006. For purposes of the table below, we have assumed that                      shares of common stock will be outstanding upon the closing of this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options, warrants or other convertible securities held by that person that are currently exercisable or exercisable within 60 days of March 31, 2006. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.
      Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Omniture, Inc., 550 East Timpanogos Circle, Orem, Utah 84097.

	Shares Beneficially Owned			Shares Beneficially Owned
	Prior to This Offering		Number of	After This Offering
			Shares Being
Name of Beneficial Owner	Number	Percentage	Offered	Number	Percentage

5% Stockholders:
BAVP VII, L.P.(1)	4,510,953	12.4%	—	4,510,953		%
Cocolalla, LLC(2)	4,183,333	11.5
Erutinmo, LLC(3)	1,864,583	5.1
Hummer Winblad Venture Partners V, L.P. (4)	8,535,316	23.4	—	8,535,316
SSWRTW Trust(5)	1,864,583	5.1
TPP Capital Advisors Ltd.(6)	2,411,785	6.6	—	2,411,785
Directors and Executive Officers:
Joshua G. James(7)	5,584,454	15.2
John R. Pestana(8)	4,953,100	13.2
Michael S. Herring(9)	286,313	*	—	286,313	*
Brett M. Error(10)	1,642,857	4.3	—	1,642,857
Christopher C. Harrington(11)	324,843	*	—	324,843	*
D. Fraser Bullock(12)	915,896	2.5	—	915,896
Gregory S. Butterfield	—	—	—	—	—
Dana L. Evan	—	—	—	—	—
Rory T. O’Driscoll(13)	4,510,953	12.4	—	4,510,953
Mark P. Gorenberg(14)	8,535,316	23.4	—	8,535,316
All directors and executive officers as a group (9 persons)(15)	24,889,149	62.3	—

*	Less than 1%.

(1)	The address of BAVP VII, L.P. is 950 Tower Lane, Suite 700, Foster City, California 94404.
(2)	Mr. James, our Chief Executive Officer and a director, is the managing member of Cocolalla, LLC.

(3)	Mr. Pestana, our Executive Vice President, Customer Success and Chairman of the Board, is the managing member of Erutinmo, LLC.
(4)	The address of Hummer Winblad Venture Partners V, L.P. is One Lombard Street, San Francisco, California 94111.
(5)	The address of the SSWRTW Trust is 209 North 910 East, Lindon, Utah 84042.
(6)	The address of TPP Capital Advisors Ltd. is 7-5-1-1202 Akasaka, Minato-Ku, Tokyo 107-0052 Japan.

(7)	Includes 4,183,333 shares held by Cocolalla, LLC, 375,000 shares that will be unvested and subject to a lapsing right of repurchase in our favor upon Mr. James’ cessation of service on the date 60 days after March 31, 2006 and 228,621 shares issuable upon exercise of options exercisable within 60 days after March 31, 2006, of which 16,709 shares, if these options are exercised in full, will be subject to vesting and a lapsing right of repurchase in our favor upon Mr. James’ cessation of service.

(8)	Includes 1,864,583 shares held by the SSWRTW Trust, 1,864,583 shares held by Erutinmo, LLC and options to purchase 1,148,933 shares issuable upon exercise of options exercisable within 60 days after March 31, 2006, of which 391,709 shares, if these options are exercised in full, will be subject to vesting and a lapsing right of repurchase in our favor upon Mr. Pestana’s cessation of service.

(9)	Represents options to purchase 211,313 shares issuable upon exercise of options exercisable within 60 days after March 31, 2006, of which 208,969 shares, if these options are exercised in full, will be subject to vesting and a lapsing right of repurchase in our favor upon Mr. Herring’s cessation of service and 75,000 shares that will be subject to vesting and a lapsing right of repurchase in our favor upon Mr. Herring’s cessation of service on the date 60 days from March 31, 2006.

(10)	Includes options to purchase 1,615,857 shares issuable upon exercise of options exercisable within 60 days after March 31, 2006, of which 142,857 shares, if these options are exercised in full, will be subject to vesting and a lapsing right of repurchase in our favor upon Mr. Error’s cessation of service.

(11)	Represents options to purchase 324,843 shares issuable upon exercise of options exercisable within 60 days after March 31, 2006, of which 166,250 shares, if these options are exercised in full, will be subject to vesting and a right of repurchase in our favor upon Mr. Harrington’s cessation of service.

(12)	Represents 915,896 shares held by OI Investment LLC. OI Investment LLC is controlled by Sorenson Capital. Mr. Bullock is a Managing Director of Sorenson Capital. Mr. Bullock disclaims beneficial ownership of the shares held by OI Investment LLC except to the extent of his pecuniary interest therein.

(13)	Represents 4,510,953 shares held by BAVP VII, L.P. Mr. O’Driscoll is a Managing Member of BA Venture Partners VII, LLC, which is the General Partner of BAVP VII, L.P. and disclaims beneficial ownership of the shares held by BAVP VII, L.P. except to the extent of his pecuniary interest therein.

(14)	Represents 8,535,316 shares held by Hummer Winblad Venture Partners V, L.P. Mr. Gorenberg is a Managing Member of Hummer Winblad Equity Partners V, LLC, which is the General Partner of Hummer Winblad Venture Partners V, L.P. and disclaims beneficial ownership of the shares held by Hummer Winblad Venture Partners V, L.P. except to the extent of his pecuniary interest therein.

(15)	Includes a total of 3,529,568 shares issued or issuable upon exercise of options held by our executive officers and directors that are exercisable within 60 days after March 31, 2006, of which 1,301,494 shares will be subject to vesting and a lapsing right of repurchase in our favor upon our executive officers’ cessation of service on the date 60 days from March 31, 2006.

DESCRIPTION OF CAPITAL STOCK
General
      The following is a summary of the rights of our common stock and preferred stock and certain provisions of our certificate of incorporation and bylaws, as they will be in effect upon the closing of this offering. For more detailed information, please see our forms of certificate of incorporation and bylaws to be effective following the closing of this offering, which are filed as exhibits to the registration statement of which this prospectus is part.
      Immediately following the closing of this offering, our authorized capital stock will consist of 260,000,000 shares, with a par value of $0.001 per share, of which:

•	250,000,000 shares are designated as common stock; and

•	10,000,000 shares are designated as preferred stock.
      As of March 31, 2006, we had outstanding 36,405,925 shares of common stock, held of record by 165 stockholders, and no shares of preferred stock. These amounts assume the conversion of all outstanding shares of our preferred stock into common stock upon the closing of this offering.
Common Stock
      The holders of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably those dividends that are declared by the board of directors out of funds legally available therefor. In the event we liquidate, dissolve or wind up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion or subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon the closing of this offering will be, fully paid and nonassessable.
Preferred Stock
      After the closing of this offering and the filing of our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by our stockholders, to issue from time to time up to 10,000,000 shares of preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and number of shares constituting any series or the designation of any series. The issuance of preferred stock could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying or preventing a change in control. This issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock or even the ability to issue preferred stock could also have the effect of delaying, deterring or preventing a change in control. After the closing of this offering, no shares of preferred stock will be outstanding, and we currently have no plan to issue any shares of preferred stock.
Warrants
      At March 31, 2006, warrants to purchase 489,902 shares of common stock were issued and outstanding, of which warrants to purchase                      shares will expire upon the closing of this offering if they have not been previously exercised.
Registration Rights
      After this offering, the holders of an aggregate of                 shares of our common stock, or      % of our common stock outstanding after the closing of this offering, will be entitled to certain rights with respect to registration of those shares under the Securities Act. These shares are referred to as registrable securities. The holders of registrable securities possess registration rights pursuant to the terms of an amended and restated registration rights agreement between these holders of registrable securities and us. The amended and restated registration rights agreement provides that, if we determine to register any of our securities under the Securities Act, these holders are entitled to written notice of the registration and are entitled to include all or any portion of their registrable shares in the registration, subject to certain limitations. However, the underwriters have the right to limit the number of shares included in any such registration. In addition, beginning 180 days after the closing of this offering, these holders will have the right to require us, on no more than two occasions, to file a registration statement under the Securities Act to register all or any part of the registrable securities held by them, subject to certain conditions and limitations. Further, these holders may require us to register all or any portion of their registrable securities on Form S-3, when this form becomes available to us, subject to certain conditions and limitations.
Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws
      Upon the closing of this offering, our certificate of incorporation and our bylaws will be amended to contain certain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions and certain provisions of Delaware law, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.
      Undesignated Preferred Stock. As discussed above, our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management.
      Limits on Ability of Stockholders to Act by Written Consent or Call a Special Meeting. We have provided in our certificate of incorporation that our stockholders may not act by written consent. This limit on the ability of our stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws.
      In addition, our bylaws provide that special meetings of the stockholders may be called only by the chairperson of the board, the chief executive officer, the president (in the absence of a chief executive officer) or our board of directors. A stockholder may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.
      Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. However, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
      Board Classification. Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board, see “Management — Board of Directors.” This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

      Delaware Anti-Takeover Statute. We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	Prior to the date of the transaction, our board of directors approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

•	Upon completion of the transaction that resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	At or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3 % of the outstanding voting stock that is not owned by the interested stockholder.
      Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.
      The provisions of Delaware law and the provisions of our certificate of incorporation and bylaws, as amended upon the closing of this offering, could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.
Transfer Agent and Registrar
      Upon the closing of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company. The transfer agent’s address is 59 Maiden Lane, New York, New York 10038, and its telephone number is 212.936.5100.
Nasdaq National Market Listing
      We have applied to have our common stock listed on the Nasdaq National Market under the symbol “OMTR.”

SHARES ELIGIBLE FOR FUTURE SALE
      Before this offering, there has not been a public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options and warrants, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.
      Upon the closing of this offering, a total of  shares of common stock will be outstanding, assuming 36,405,925 shares of common stock outstanding at March 31, 2006 and that there are no exercises of options or warrants after March 31, 2006. Of these shares, all                     shares of common stock sold in this offering by us and the selling stockholders, plus any shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.
      The remaining                      shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities will be eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which are summarized below.
      Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Number of
Date	Shares

On the date of this prospectus
Between 90 and 180 days after the date of this prospectus
At various times beginning more than 180 days after the date of this prospectus
      In addition, of the                      shares of our common stock that were subject to stock options and warrants outstanding as of March 31, 2006, options and warrants to purchase                      shares of common stock will be vested and eligible for sale 180 days following the closing of this offering, subject to extensions as described in the section entitled “Underwriters.”

Rule 144
      In general, under Rule 144 as currently in effect, a person who owns shares that were acquired from us or an affiliate of us at least one year prior to the proposed sale is entitled to sell upon the expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Rule 144(k)
      Under Rule 144(k), a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701
      In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of this offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will, subject to the lock-up restrictions described below, be eligible to resell these shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Lock-Up Agreements
      We, the selling stockholders, all of our directors and officers and the other holders of shares of common stock, options and warrants outstanding immediately prior to this offering have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, whether any transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise. This agreement is subject to certain exceptions, and is also subject to extension for up to an additional 34 days, as set forth in the section entitled “Underwriters.”

Registration Rights
      Upon the closing of this offering, the holders of                      shares of common stock or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information.

Registration Statement
      We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of common stock subject to options outstanding or reserved for issuance under our stock plans. We expect to file this registration statement as soon as practicable after this offering. However, none of the shares registered on Form S-8 will be eligible for resale until the expiration of the lock-up agreements to which they are subject.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF COMMON STOCK
      This section summarizes certain material United States federal income and estate tax considerations relating to the ownership and disposition of common stock. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, and Treasury regulations promulgated thereunder, administrative rulings and judicial decisions currently in effect. These authorities may change at any time, possibly on a retroactive basis, or the IRS might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of common stock could differ from those described below. For purposes of this summary, a “non-U.S. holder” is any holder other than a citizen or resident of the United States, a corporation organized under the laws of the United States, any state or the District of Columbia, a trust that is (1) subject to the primary supervision of a United States court and the control of one of more United States persons or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person or an estate whose income is subject to United States income tax regardless of source. If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to United States federal income tax as if they were United States citizens. Such an individual is urged to consult his or her own tax advisor regarding the United States federal income tax consequences of the sale, exchange of other disposition of common stock. If a partnership or other pass-through entity is a beneficial owner of common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. The summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules, including if the investor is a United States expatriate, “controlled foreign corporation,” “passive foreign investment company,” corporation that accumulates earnings to avoid United States federal income tax, dealer in securities or currencies, financial institution, regulated investment company, real estate investment trust, tax-exempt entity, insurance company, person holding our common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, trader in securities that elects to use a mark-to-market method of accounting, person liable for the alternative minimum tax, and partner or beneficial owner in a pass-through entity. Finally, the summary does not describe the effects of any applicable foreign, state, or local laws.
      INVESTORS CONSIDERING THE PURCHASE OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE OR LOCAL LAWS, AND TAX TREATIES.

Dividends
      Any dividend paid to a non-U.S. holder on our common stock will generally be subject to United States withholding tax at a 30% rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. A non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder can meet this certification requirement by providing a Form W-8BEN or appropriate substitute form to us or our paying agent. If the holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other pass-through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent. Special rules, described below, apply if a dividend is effectively connected with a United States trade or business conducted by the non-U.S. holder.

Sale of Common Stock
      Non-U.S. holders will generally not be subject to United States federal income tax on any gains realized on the sale, exchange or other disposition of common stock unless:

•	the gain is effectively connected with the conduct by the non-U.S. holder of a United States trade or business (in which case the special rules described below apply);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition of our common stock, and certain other requirements are met (in which case the gain would be subject to a flat 30% tax, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States);

•	the non-U.S. holder was a citizen or resident of the United States and thus is subject to special rules that apply to expatriates; or

•	the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA, treat the gain as effectively connected with a United States trade or business.
      The FIRPTA rules may apply to a sale, exchange or other disposition of common stock if we are, or were within five years before the transaction, a “U.S. real property holding corporation,” or USRPHC. In general, we would be a USRPHC if interests in United States real estate comprised at least half of our assets. We do not believe that we are a USRPHC or that we will become one in the future.

Dividends or Gain Effectively Connected With a United States Trade or Business
      If any dividend on common stock, or gain from the sale, exchange or other disposition of common stock, is effectively connected with a United States trade or business conducted by a non-U.S. holder, then the dividend or gain will generally be subject to United States federal income tax at the regular graduated rates. If the non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” dividend or gain would generally be subject to United States federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of dividends that are effectively connected with a United States trade or business, and therefore included in the gross income of a non-U.S. holder, will not be subject to the 30% withholding tax. To claim exemption from withholding, the holder must certify its qualification, which can be done by filing a Form W-8ECI. If the non-U.S. holder is a corporation, under certain circumstances, that portion of its earnings and profits that is effectively connected with its United States trade or business would generally be subject to a “branch profits tax.” The branch profits tax rate is generally 30%, although an applicable income tax treaty might provide for a lower rate.

United States Federal Estate Tax
      The estates of nonresident alien individuals are generally subject to United States federal estate tax on property with a United States situs. Because we are a United States corporation, our common stock will be United States situs property and therefore will be included in the taxable estate of a nonresident alien decedent. The United States federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent’s country of residence.

Backup Withholding and Information Reporting
      The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The backup withholding tax rate is currently 28%. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign.
      Payments to non-U.S. holders of dividends on common stock will generally not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status. The certification procedures to claim treaty benefits described under “—Dividends” will satisfy the certification requirements necessary to avoid the backup withholding tax as well. We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to these dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.
      Any amounts withheld from a payment to a holder of common stock under the backup withholding rules can be credited against any United States federal income tax liability of the holder and may entitle the holder to a refund, provided that the required information is furnished to the IRS.
      THE PRECEDING DISCUSSION OF UNITED STATES FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITERS
      Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus among us, the selling stockholders and the underwriters, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., and J.P. Morgan Securities Inc. are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Number of
Name	Shares

Morgan Stanley & Co. Incorporated
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
J.P. Morgan Securities Inc.

Total

      The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.
      The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $          a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.
      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of                      shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $          , the total underwriters’ discounts and commissions paid by us and the selling stockholders would be $          and $          , respectively, and the total proceeds to us and the selling stockholders would be $          and $          , respectively.
      The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.
      The following table shows the per share and total underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

Paid by Selling
	Paid by Us		Stockholders		Total

		Full		Full		Full
	No Exercise	Exercise	No Exercise	Exercise	No Exercise	Exercise

Per share	$	$	$	$	$	$
Total	$	$	$	$	$	$

      The estimated offering expenses payable by us, exclusive of underwriting discounts and commissions, are approximately $                    .
      We, the selling stockholders, all of our directors and officers and holders of all our outstanding stock options and warrants have agreed that, without the prior written consent of Morgan Stanley & Co., Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. Subject to certain exceptions, these restrictions do not apply to:

•	the transfer of shares of common stock or other securities acquired by a stockholder in open market transactions after the closing of this offering if no filing under Section 16(a) of the Securities Exchange Act of 1934, or Exchange Act, is required or voluntarily made in connection with the transfer;

•	the entry by a stockholder into a trading plan established in accordance with Rule 10b5-1 under the Exchange Act, provided that sales under any such plan may not occur during the 180-day restricted period;

•	the exercise by an employee, advisor or consultant of options or rights to acquire shares of common stock or other securities issued pursuant to any stock option or similar equity incentive or compensation plan approved by our board of directors and our stockholders that is in effect at the closing of this offering;

•	the repurchase of shares of common stock or other securities by us upon termination of a stockholder’s employment with us;

•	the issuance by us of shares or options to purchase shares of common stock pursuant to our equity incentive and stock purchase plans as long as these shares cannot be resold until after the 180-day restricted period;

•	the issuance by us of up to shares of our common stock, or securities convertible into our common stock, in connection with mergers or acquisitions, joint ventures, commercial relationships or other strategic transactions;

•	the transfer of shares of common stock or any security convertible into common stock by a stockholder as a bona fide gift;

•	the transfer of shares of common stock by a stockholder to members of his or her immediate family or to a trust, the beneficiaries of which are exclusively the stockholder or a member or members of his or her immediate family, either during his or her lifetime or on death by will or intestacy; and

•	the distribution or transfer of shares of common stock or any security convertible into common stock to limited partners, members or stockholders or affiliated entities of the stockholder, provided that, in the case of each of the last four types of transactions, each donee, distributee, transferee or recipient agrees to accept the restrictions described in this paragraph and, in the case of each of the last three types of transactions, no filing under Section 16 of the Exchange Act reporting a reduction of beneficial ownership of shares of common stock is required or voluntarily made in connection with these transactions during this 180-day restricted period.

      The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the release or the occurrence of the material news or material event.
      In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.
      Application has been made to have our common stock approved for quotation on the Nasdaq National Market under the symbol “OMTR.”
      We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.
Directed Share Program
      At our request, Morgan Stanley & Co. Incorporated has reserved for sale, at the initial public offering price, up to                      shares, or      % of the shares, offered in this prospectus, for our directors, officers, employees, business associates and other related persons. The number of shares of common stock available for sale to the general public will be reduced to the extent that such persons purchase the reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus. Participants in the directed share program will be required to agree not to sell, transfer, assign, pledge or hypothecate shares acquired through the directed share program for a period of 90 days after purchasing the shares, provided that any shares purchased in the directed share program by any of our executive officers or directors shall be subject to the 180-day period described above. This lock-up period will be extended if, during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or, if prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, in which case, if we and Morgan Stanley & Co. Incorporated on behalf of the underwriters agree, the restrictions described in the preceding sentence will continue to apply until the expiration of the 18-day period beginning on the issuance of the release or the occurrence of the material news or material event.

Pricing of the Offering
      Prior to this offering, there has been no public market for the shares of common stock. The initial public offering price will be determined by negotiations among us, the selling stockholders and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.
LEGAL MATTERS
      The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Salt Lake City, Utah. Certain investment partnerships comprised of members of, and persons associated with, Wilson Sonsini Goodrich & Rosati beneficially hold an aggregate of 9,676 shares of our common stock, which represented less than 0.03% of our outstanding shares of common stock at March 31, 2006. Fenwick & West LLP, Mountain View, California, is acting as counsel to the underwriters. Fenwick & West LLP and an affiliated venture capital entity own an aggregate of 102,224 shares of our common stock, which represented approximately 0.28% of our outstanding shares of common stock at March 31, 2006.
EXPERTS
      The consolidated financial statements of Omniture, Inc. at December 31, 2004 and December 31, 2005, and for each of the three years in the period ended December 31, 2005, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
      We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed thereto. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of that contract or other document filed as an exhibit to the registration statement. Upon the closing of this offering, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.
      We intend to provide our stockholders with annual reports containing financial statements that have been audited by an independent registered public accounting firm, and to file with the SEC quarterly reports containing unaudited financial data for the first three quarters of each year.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders
Omniture, Inc.
We have audited the accompanying consolidated balance sheets of Omniture, Inc. as of December 31, 2004 and 2005, and the related consolidated statements of operations, convertible preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Omniture, Inc. at December 31, 2004 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young LLP
Salt Lake City, Utah
March 27, 2006,
except for Note 10, as to which the date is
March 29, 2006,
and paragraph 5 of Note 1, as to which the date is
May      , 2006
The foregoing report is in the form that will be signed
upon completion of the reverse stock split described in Note 1 to the financial statements.
/s/ Ernst & Young LLP
Salt Lake City, Utah
May 23, 2006

OMNITURE, INC.
Consolidated Balance Sheets
(in thousands, except share and per share data)

				Pro Forma
				Stockholders’
	December 31,			Equity at
			March 31,	March 31,
	2004	2005	2006	2006

			(unaudited)
Assets:
Current assets:
Cash and cash equivalents	$8,927	$22,196	$18,550
Accounts receivable, net of allowances of $327, $962 and $1,470 (unaudited) at December 31, 2004 and 2005 and March 31, 2006, respectively	5,881	12,325	15,979
Prepaid expenses and other current assets	800	720	933

Total current assets	15,608	35,241	35,462
Property and equipment, net	14,632	27,517	30,417
Intangible assets, net	2,405	10,150	9,708
Other assets	123	143	1,389

Total assets	$32,768	$73,051	$76,976

Liabilities, Convertible Preferred Stock and Stockholders’ (Deficit) Equity:
Current liabilities:
Accounts payable	$4,182	$4,081	$5,374
Accrued liabilities	2,457	13,993	14,486
Current portion of deferred revenues	7,123	12,855	14,297
Current portion of notes payable	3,035	3,035	4,735
Current portion of capital lease obligations	233	86	86

Total current liabilities	17,030	34,050	38,978
Deferred revenues, less current portion	444	396	673
Notes payable, less current portion	5,329	2,794	5,294
Capital lease obligations, less current portion	431	77	58
Other liabilities	177	4,118	3,252
Commitments and contingencies
Convertible preferred stock, $0.001 par value; 25,701,796, 32,418,493 and 32,418,493 (unaudited) shares authorized at December 31, 2004 and 2005 and March 31, 2006, respectively, 13,932,762, 21,673,596 and 21,673,596 (unaudited) shares issued and outstanding at December 31, 2004 and 2005 and March 31, 2006, respectively, and none (unaudited) authorized, issued or outstanding pro forma (aggregate liquidation preference of $17,355, $57,355 and $57,355 (unaudited) at December 31, 2004 and 2005 and March 31, 2006, respectively)	22,770	61,882	61,838	$—
Stockholders’ (deficit) equity:
Common stock, $0.001 par value; 62,500,000 shares authorized, 13,312,021, 13,918,885 and 14,059,104 (unaudited) shares issued and outstanding at December 31, 2004 and 2005 and March 31, 2006, respectively, and 35,732,700 (unaudited) issued and outstanding pro forma	13	14	14	36
Additional paid-in capital	247	4,104	4,361	66,177
Deferred stock-based compensation	—	(3,270)	(2,983)	(2,983)
Accumulated other comprehensive income	—	—	11	11
Accumulated deficit	(13,673)	(31,114)	(34,520)	(34,520)

Total stockholders’ (deficit) equity	(13,413)	(30,266)	(33,117)	$28,721

Total liabilities, convertible preferred stock and stockholders’ deficit	$32,768	$73,051	$76,976

See accompanying notes to the consolidated financial statements.

OMNITURE, INC.
Consolidated Statements of Operations
(in thousands, except per share data)

				Three Months Ended
	Year Ended December 31,			March 31,

	2003	2004	2005	2005	2006

				(unaudited)
Revenues:
Subscription	$7,692	$19,444	$41,066	$7,763	$15,540
Professional services and other	962	1,122	1,738	277	896

Total revenues	8,654	20,566	42,804	8,040	16,436

Cost of revenues:
Subscription	1,918	7,993	18,496	3,288	6,107
Professional services and other	559	739	1,963	431	671

Total cost of revenues	2,477	8,732	20,459	3,719	6,778

Gross profit	6,177	11,834	22,345	4,321	9,658
Operating expenses:
Sales and marketing	3,591	8,906	24,259	4,837	8,181
Research and development	1,118	2,030	6,647	1,152	1,972
General and administrative	1,195	3,230	6,220	955	2,850
Litigation settlement	—	—	2,604	—	—

Total operating expenses	5,904	14,166	39,730	6,944	13,003

Income (loss) from operations	273	(2,332)	(17,385)	(2,623)	(3,345)
Interest income	—	64	599	40	198
Interest expense	(115)	(392)	(574)	(127)	(202)
Other income (expense)	29	1,342	(66)	4	(30)

Income (loss) before provision for income taxes	187	(1,318)	(17,426)	(2,706)	(3,379)
Provision for income taxes	44	—	15	—	27

Net income (loss)	$143	$(1,318)	$(17,441)	$(2,706)	$(3,406)

Net income (loss) per share:
Basic	$0.01	$(0.10)	$(1.27)	$(0.20)	$(0.24)
Diluted	$0.01	$(0.10)	$(1.27)	$(0.20)	$(0.24)
Weighted-average number of shares used in per share amounts:
Basic	12,306	13,094	13,694	13,377	13,968
Diluted	22,677	13,094	13,694	13,377	13,968
See accompanying notes to the consolidated financial statements.

OMNITURE, INC.
Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit
(in thousands, except share data)

			Stockholders’ Deficit

	Convertible						Accumulated
	Preferred Stock		Common Stock			Deferred Stock-	Other		Total	Total
					Additional	Based	Comprehensive	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Shares	Amount	Paid-In Capital	Compensation	Income	Deficit	Loss	Deficit

Balance at January 1, 2003	9,795,336	$10,108	12,269,813	$12	$107	$—	$—	$(12,498)	$(12,498)	$(12,379)
Exercise of stock options	—	—	10,000	—	1	—	—	—	—	1
Issuance of common stock in exchange for services	—	—	100,000	—	30	—	—	—	—	30
Exchange of Series A-4 convertible preferred stock for Series A- 4.1 convertible preferred stock	177,594	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	143	143	143

Balance at December 31, 2003	9,972,930	10,108	12,379,813	12	138	—	—	(12,355)	(12,355)	(12,205)
Exercise of stock options	—	—	932,208	1	109	—	—	—	—	110
Repurchase of preferred stock	(4,091,765)	(3,275)	—	—	—	—	—	—	—	—
Issuance of Series B convertible preferred stock, net of issuance costs of $201	6,973,145	13,149	—	—	—	—	—	—	—	—
Conversion of convertible note payable into Series B-1 convertible preferred stock	1,078,452	1,000	—	—	—	—	—	—	—	—
Repurchase of Series A-3 convertible preferred stock warrants	—	(12)	—	—	—	—	—	—	—	—
Issuance of Series B-2 convertible preferred stock warrants in conjunction with co- marketing and reseller agreement	—	1,800	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	(1,318)	(1,318)	(1,318)

Balance at December 31, 2004	13,932,762	22,770	13,312,021	13	247	—	—	(13,673)	(13,673)	(13,413)
Deferred compensation related to issuance of stock options	—	—	—	—	3,780	(3,780)	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	510	—	—	—	510
Exercise of stock options	—	—	419,364	1	55	—	—	—	—	56
Vesting of common shares subject to repurchase	—	—	187,500	—	22	—	—	—	—	22
Issuance of Series C-1 convertible preferred stock, net of issuance costs of $248	7,740,834	39,752	—	—	—	—	—	—	—	—
Revaluation and cancellation of convertible preferred stock warrants (166,708 shares)	—	(640)	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	(17,441)	(17,441)	(17,441)

Balance at December 31, 2005	21,673,596	61,882	13,918,885	14	4,104	(3,270)	—	(31,114)	(31,114)	(30,266)
Amortization of deferred stock-based compensation, net of forfeitures (unaudited)	—	—	—	—	(37)	287	—	—	—	250
Exercise of stock options (unaudited)	—	—	77,000	—	9	—	—	—	—	9
Vesting of common shares subject to repurchase (unaudited)	—	—	62,969	—	7	—	—	—	—	7
Stock-based compensation (unaudited)	—	—	—	—	52	—	—	—	—	52
Accelerated vesting of employee stock options (unaudited)	—	—	—	—	224	—	—	—	—	224
Issuance of common stock in exchange for services (unaudited)	—	—	250	—	2	—	—	—	—	2
Revaluation and cancellation of convertible preferred stock warrants (134,939 shares) (unaudited)	—	(44)	—	—	—	—	—	—	—	—
Foreign currency translation adjustment (unaudited)	—	—	—	—	—	—	11	—	11	11
Comprehensive loss:
Net loss (unaudited)	—	—	—	—	—	—	—	(3,406)	(3,406)	(3,406)

Comprehensive loss (unaudited)	—	—	—	—	—	—	—	—	(3,395)	—

Balance at March 31, 2006 (unaudited)	21,673,596	$61,838	14,059,104	$14	$4,361	$(2,983)	$11	$(34,520)	$(34,509)	$(33,117)

See accompanying notes to the consolidated financial statements.

OMNITURE, INC.
Consolidated Statements of Cash Flows
(in thousands, except share data)

				Three Months Ended
	Year Ended December 31,			March 31,

	2003	2004	2005	2005	2006

				(unaudited)
Cash flows from operating activities:
Net income (loss)	$143	$(1,318)	$(17,441)	$(2,706)	$(3,406)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	431	1,862	6,377	1,279	2,761
Stock-based compensation	30	—	510	34	528
Loss on disposal of property and equipment	—	—	5	—	—
Patent license and litigation settlement costs	—	—	4,514	—	—
Net changes in operating assets and liabilities:
Accounts receivable, net	(1,367)	(3,692)	(6,444)	(865)	(3,654)
Prepaid expenses and other assets	(258)	(475)	60	272	(1,459)
Accounts payable	557	3,115	(101)	(1,027)	1,293
Accrued and other liabilities	410	1,387	2,047	(159)	(355)
Deferred revenues	2,496	4,278	5,684	254	1,719
Deferred gain on extinguishment of debt	—	(1,191)	—	—	—

Net cash provided by (used in) operating activities	2,442	3,966	(4,789)	(2,918)	(2,573)
Cash flows from investing activities:
Purchases of property and equipment	(1,240)	(14,266)	(18,852)	(1,888)	(5,263)
Purchases of intangible assets	(142)	(572)	—	—	—

Net cash used in investing activities	(1,382)	(14,838)	(18,852)	(1,888)	(5,263)
Cash flows from financing activities:
Proceeds from exercise of stock options	1	110	194	160	9
Proceeds from issuance of convertible preferred stock, net of issuance costs	—	13,149	39,752	(7)	—
Repurchase of convertible preferred stock	—	(3,275)	—	—	—
Repurchase of Series A-3 convertible preferred stock warrants	—	(12)	—	—	—
Proceeds from issuance of notes payable	1,000	9,104	500	—	5,100
Principal payments on notes payable and capital lease obligations	(191)	(1,464)	(3,536)	(813)	(919)

Net cash provided by (used in) financing activities	810	17,612	36,910	(660)	4,190

Net increase (decrease) in cash and cash equivalents	1,870	6,740	13,269	(5,466)	(3,646)
Cash and cash equivalents at beginning of period	317	2,187	8,927	8,927	22,196

Cash and cash equivalents at end of period	$2,187	$8,927	$22,196	$3,461	$18,550

Supplemental disclosure of noncash investing and financing activities:
Assets acquired under capital leases	$864	$158	$—	$—	$—
Issuance of Series B-2 convertible preferred stock warrants in conjunction with co-marketing and reseller agreement	—	1,800	—	—	—
Revaluation and cancellation of convertible preferred stock warrants (166,708 and 134,939 (unaudited) shares in the year ended December 31, 2005 and the three months ended March 31, 2006, respectively)	—	—	640	36	44
Conversion of convertible note payable into Series B-1 convertible preferred stock	—	1,000	—	—	—
Vesting of common shares subject to repurchase	—	—	22	—	7
Acquisition of patent licenses	—	—	8,800	—	—
See accompanying notes to the consolidated financial statements.

Omniture, Inc.
Notes to Consolidated Financial Statements

1.	Summary of Business and Significant Accounting Policies
      Omniture, Inc. (the “Company”) was incorporated in Delaware in August 1999, and has its principal offices located in Orem, Utah. The Company began providing its enterprise on-demand online business optimization platform in February 2001. The Company is a leading provider of on-demand online business optimization services delivering essential data intelligence that allows its customers to improve the performance of their online business and marketing activities. The Company provides an integrated set of services, including SiteCatalyst.

Unaudited Financial Information
      The accompanying unaudited interim consolidated balance sheet at March 31, 2006, the consolidated statements of operations and cash flows for the three months ended March 31, 2005 and 2006 and the consolidated statement of convertible preferred stock and stockholders’ deficit for the three months ended March 31, 2006 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the Company’s statement of financial position at March 31, 2006 and its results of operations and its cash flows for the three months ended March 31, 2005 and 2006. The results for the three months ended March 31, 2006 are not necessarily indicative of the results to be expected for the year ending December 31, 2006.

Unaudited Pro Forma Stockholders’ Equity
      If the offering contemplated by this prospectus is consummated, all of the convertible preferred stock outstanding will automatically convert into 21,673,596 shares of common stock based on the shares of convertible preferred stock outstanding at March 31, 2006. Unaudited pro forma stockholders’ equity is set forth in the consolidated balance sheet at March 31, 2006.

Principles of Consolidation
      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

Reverse Stock Split
      Prior to the completion of the offering contemplated by this prospectus, the Company intends to effect a 1-for-2 reverse stock split of the Company’s common and convertible preferred stock. Such reverse stock split will be effected in June 2006. All share and per share amounts contained in the financial statements were retroactively adjusted to reflect the reverse stock split.

Segments
      The Company operates in one business segment.

Use of Estimates
      The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the Company’s consolidated financial statements and accompanying notes. Significant estimates made by management

Omniture, Inc.
Notes to Consolidated Financial Statements — (Continued)

1.	Summary of Business and Significant Accounting Policies—(continued)
include the determination of the fair value of stock awards issued, impairment of long-lived assets and allowances for accounts receivable.

Concentrations of Credit Risk and Significant Customers and Suppliers
      The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. Although the Company deposits its cash and cash equivalents with multiple financial institutions, its deposits, at times, may exceed federally insured limits. Collateral is not required for accounts receivable; however, the Company regularly evaluates customers’ financial condition and creditworthiness.
      Two customers accounted for 9% and 10% of accounts receivable, respectively, at December 31, 2004, and two customers accounted for 6% and 5% of accounts receivable, respectively, at December 31, 2005. Two customers accounted for 6% and 5% of accounts receivable, respectively, at March 31, 2006. One customer accounted for 11% and 13% of total revenues for the years ended December 31, 2003 and 2004, respectively. Another customer accounted for 11% of total revenues for the year ended December 31, 2005. One customer accounted for 12% of total revenues for the three months ended March 31, 2006.
      At December 31, 2004 and 2005 and March 31, 2006, assets located outside the United States were not material. Total revenues from sources outside the United States for the years ended December 31, 2003, 2004 and 2005 were 6%, 9% and 11%, respectively, of total revenues. Total revenues from sources outside the United States for the three months ended March 31, 2005 and 2006 were 10% and 14%, respectively, of total revenues. Total revenues by geographical region were as follows (in thousands):

				Three Months Ended
	Year Ended December 31,			March 31,

	2003	2004	2005	2005	2006

				(unaudited)
United States	$8,120	$18,761	$38,108	$7,267	$14,086
Americas (non-U.S.)	507	862	1,297	304	512
Europe and the Middle East	13	807	2,613	389	1,243
Asia Pacific	14	136	786	80	595

Total revenues	$8,654	$20,566	$42,804	$8,040	$16,436

      All of the Company’s servers containing customer data are located in third-party data center facilities in California and Texas. The Company does not control the operation of these facilities, and it is vulnerable to damage or interruption in the event any of these third-party co-location facilities fails.

Cash and Cash Equivalents
      The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents, which consist of cash on deposit with banks and money market funds, are stated at cost, which approximates fair value.

Allowances for Accounts Receivable
      The Company records a sales allowance to provide for estimated adjustments to accounts receivable, generally resulting from credits issued to customers in conjunction with amendments or renewals of subscription service arrangements. Provisions for sales allowances are recorded as a reduction to revenues and made based on historical experience. The Company evaluates the estimate of sales allowances on a regular basis and adjusts the amount reserved accordingly.

Omniture, Inc.
Notes to Consolidated Financial Statements — (Continued)

1.	Summary of Business and Significant Accounting Policies—(continued)
      The Company makes judgments as to its ability to collect outstanding accounts receivable and provides allowances when collection becomes doubtful. Provisions are made based on the Company’s historical bad debt experience, current economic trends and a specific review of all significant outstanding invoices. Provisions are recorded in general and administrative expenses. The Company writes off customer accounts receivable balances to the allowance for doubtful accounts when it becomes likely that they will not be collected.
      The changes in the Company’s allowances for accounts receivable were as follows (in thousands):

				Three
				Months
	Year Ended December 31,			Ended
				March 31,
	2003	2004	2005	2006

				(unaudited)
Sales allowance:
Balance at beginning of period	$—	$—	$261	$835
Provision	—	353	2,412	879
Write-offs	—	(92)	(1,838)	(399)

Balance at end of period	$—	$261	$835	$1,315

				Three
				Months
	Year Ended December 31,			Ended
				March 31,
	2003	2004	2005	2006

				(unaudited)
Bad debt allowance:
Balance at beginning of period	$51	$18	$66	$127
Provision	34	59	77	28
Write-offs	(67)	(11)	(16)	—

Balance at end of period	$18	$66	$127	$155

Fair Value of Financial Instruments
      The carrying amounts of the Company’s cash and cash equivalents, accounts receivable, accounts payable and other accrued liabilities approximate their fair values due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying values of the Company’s notes payable and capital lease obligations also approximate fair value.

Property and Equipment
      Property and equipment are stated at cost. Depreciation and amortization of property and equipment are calculated on a straight-line basis over the estimated useful lives of those assets as follows:

Computers, equipment and software	2 to 4 years
Furniture and fixtures	5 to 7 years
Leasehold improvements	Shorter of the estimated useful life or the lease term

Omniture, Inc.
Notes to Consolidated Financial Statements — (Continued)

1.	Summary of Business and Significant Accounting Policies—(continued)

Impairment of Long-Lived Assets
      The Company evaluates the recoverability of its long-lived assets, which include property and equipment and acquired intangible assets, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Long-lived assets are reviewed for possible impairment whenever events or circumstances indicate that the carrying amount of these assets may not be recoverable. Recoverability of an asset is measured by comparison of its carrying amount to the expected future undiscounted cash flows that the asset is expected to generate. If that review indicates that the carrying amount of the long-lived asset is not recoverable, an impairment loss is recorded in the amount by which the carrying amount of the asset exceeds its fair value.

Software Development Costs
      The Company follows the guidance of Emerging Issues Task Force (“EITF”) Issue No. 00-2, Accounting for Web Site Development Costs, and EITF Issue No. 00-3, Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware. EITF Issue No. 00-2 sets forth the accounting for website development costs based on the website development activity. EITF Issue No. 00-3 sets forth the accounting for software in a hosting arrangement. The Company follows the guidance set forth in Statement of Position (“SOP”) 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use, in accounting for the development of its on-demand online business optimization software, and other software the Company develops for internal use. SOP 98-1 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize them over the software’s estimated useful life.

Accounting for Stock-Based Compensation
      Prior to January 1, 2006, the Company accounted for stock-based employee compensation under the recognition and measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, as permitted by SFAS No. 123, Accounting for Stock-Based Compensation. Prior to January 1, 2006, the Company measured stock-based compensation expense as the difference, if any, between the estimated fair value of the Company’s common stock on the date of grant and the exercise price.

Omniture, Inc.
Notes to Consolidated Financial Statements — (Continued)

1.	Summary of Business and Significant Accounting Policies—(continued)
      If the Company had elected to account for employee stock option grants based on their fair value, as prescribed by SFAS No. 123, net income (loss) would have been changed to the pro forma amounts shown in the following table (in thousands, except per share data):

	Year Ended December 31,

	2003	2004	2005

Net income (loss), as reported	$143	$(1,318)	$(17,441)
Add: total employee stock-based compensation expense included in the determination of net income (loss)	—	—	510
Deduct: total employee stock-based compensation expense determined under fair-value based method for all awards	(26)	(29)	(707)

Net income (loss), pro forma	$117	$(1,347)	$(17,638)

Net income (loss), per share:
Basic:
As reported	$0.01	$(0.10)	$(1.27)
Pro forma	$0.01	$(0.10)	$(1.29)
Diluted:
As reported	$0.01	$(0.10)	$(1.27)
Pro forma	$0.01	$(0.10)	$(1.29)
      The fair value of the stock options used to calculate the pro forma stock-based compensation expense in the table above was estimated at the date of grant using the minimum-value method with the following assumptions:

	Year Ended December 31,

	2003	2004	2005

Weighted-average estimated life in years	7	7	6
Weighted-average risk-free interest rate	4.16%	3.90%	4.22%
Dividend yield	—	—	—
      For the pro forma stock-based compensation calculations, the per share weighted-average fair value and weighted-average exercise price of options granted were as follows:

	Year Ended December 31,

	2003	2004	2005

Weighted-average fair value:
Options granted below deemed fair value	$—	$—	$2.28
Options granted above deemed fair value	0.04	0.06	—
Options equal to deemed fair value	0.04	0.10	—
Weighted-average exercise price:
Options granted below deemed fair value	$—	$—	$2.38
Options granted above deemed fair value	0.12	0.34	—
Options equal to deemed fair value	0.10	0.36	—
      Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123R, Share-Based Payment, using the prospective transition method, which requires the Company to apply its provisions only to awards granted, modified, repurchased or cancelled after the effective date. Under this transition method, stock-based compensation expense recognized beginning January 1, 2006 is based on the following: (a) the grant-date fair value of stock option awards granted or modified after January 1, 2006; and

Omniture, Inc.
Notes to Consolidated Financial Statements — (Continued)

1.	Summary of Business and Significant Accounting Policies—(continued)
(b) the balance of deferred stock-based compensation related to stock option awards granted prior to January 1, 2006, which was calculated using the intrinsic-value method as previously permitted under APB Opinion No. 25. Results for prior periods have not been restated.
      As a result of adopting SFAS No. 123R on January 1, 2006, the Company’s loss before provision for income taxes and net loss for the three months ended March 31, 2006 are each $52,000 greater than if the Company had continued to account for stock-based compensation under APB Opinion No. 25. Basic and diluted net loss per share for the three months ended March 31, 2006 would not have changed if the Company had not adopted SFAS No. 123R.
      The Company accounts for stock option grants to non-employees in accordance with SFAS No. 123 and EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, which require that the fair value of these instruments be recognized as an expense over the period in which the related services are rendered.

Net Income (Loss) Per Share
      A reconciliation of the numerator and the denominator used in the calculation of basic and diluted net income (loss) per share is as follows (in thousands):

				Three Months Ended
	Year Ended December 31,			March 31,

	2003	2004	2005	2005	2006
Numerator:
				(unaudited)
Numerator for basic net income (loss) per share:
Net income (loss)	$143	$(1,318)	$(17,441)	$(2,706)	$(3,406)
Numerator for diluted net income (loss) per share:
Interest on convertible note payable, net of taxes	27	—	—	—	—

Numerator for diluted net income (loss) per share	$170	$(1,318)	$(17,441)	$(2,706)	$(3,406)

Denominator:
Weighted-average common shares outstanding	12,306	13,094	14,362	13,556	14,661
Weighted-average common shares outstanding subject to repurchase	—	—	(668)	(179)	(693)

Denominator for basic net income (loss) per share	12,306	13,094	13,694	13,377	13,968

Effect of dilutive securities:
Employee stock options	85	—	—	—	—
Convertible preferred stock	9,973	—	—	—	—
Convertible note payable	313	—	—	—	—

Denominator for diluted net income (loss) per share	22,677	13,094	13,694	13,377	13,968

Omniture, Inc.
Notes to Consolidated Financial Statements — (Continued)

1.	Summary of Business and Significant Accounting Policies—(continued)
      The following weighted-average common stock equivalents (in thousands) were excluded from the computation of diluted net income (loss) per share because they had an anti-dilutive impact:

				Three Months Ended
	Year Ended December 31,			March 31,

	2003	2004	2005	2005	2006

				(unaudited)
Common shares outstanding subject to repurchase	—	—	668	157	677
Employee stock options	—	2,485	5,178	5,515	5,968
Warrants	—	—	418	334	519
Convertible preferred stock	—	12,740	18,152	13,933	21,674
Convertible note payable	—	328	—	—	—

Income Taxes
      The Company uses the liability method of accounting for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Company’s consolidated statements of operations in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized. Changes in ownership may limit the amount of net operating loss carryforwards that can be utilized annually in the future to offset taxable income (see Note 6).

Revenue Recognition
      The Company derives its revenues from two primary sources: (1) subscription fees from customers implementing and utilizing the Company’s on-demand online business optimization services; and (2) related professional and other services, consisting primarily of consulting and training. Because the Company provides its applications as services, it follows the provisions of Securities and Exchange Commission Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition, and EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. The Company recognizes revenue when all of the following conditions are met:

•	there is persuasive evidence of an arrangement;

•	the service has been provided to the customer;

•	the collection of the fees is reasonably assured; and

•	the amount of fees to be paid by the customer is fixed or determinable.
      The Company recognizes subscription revenues, including implementation and set-up fees, on a monthly basis, beginning on the date the customer commences use of the Company’s services and ending on the final day of the contract term. The Company records amounts that have been invoiced in accounts receivable and in deferred revenues or revenues, depending on whether the revenue recognition criteria have been met.
      The Company recognizes revenue resulting from professional services sold with subscription offerings (generally considered to be at the time of, or within 45 days of, sale of the subscription offering) over the term of the related subscription contract as these services are considered to be inseparable from the subscription service, and the Company has not yet established objective and reliable evidence of fair value for the

Omniture, Inc.
Notes to Consolidated Financial Statements — (Continued)

1.	Summary of Business and Significant Accounting Policies—(continued)
undelivered element. The Company recognizes revenues resulting from professional services sold separately from the subscription services as those professional services are performed.
      Although the Company’s subscription contracts are generally noncancelable, a limited number of customers have the right to cancel their contracts by providing prior written notice to the Company of their intent to cancel the remainder of the contract term. In the event a customer cancels its contract, it is not entitled to a refund for prior services provided to it by the Company.

Deferred Revenues
      Deferred revenues consist of billings or payments received in advance of revenue recognition for the Company’s subscription and professional services described above and the Company recognizes them as revenue only when the revenue recognition criteria are met.

Warranties
      The Company typically warrants its on-demand online business optimization services to perform in a manner consistent with general industry standards that are reasonably applicable under normal use and circumstances. Historically, the Company has not been required to make payments under these obligations, and the Company has recorded no liabilities for these obligations in its consolidated balance sheets.
      The Company’s arrangements generally include certain provisions for indemnifying customers against liabilities if its services infringe a third party’s intellectual property rights.
      The Company has entered into service level agreements with a small number of its customers warranting certain levels of uptime reliability and permitting those customers to receive credits or terminate their agreements in the event that the Company fails to meet those levels. To date, amounts credited to customers have been immaterial.

Commissions
      The Company records sales commissions when the commissions are earned, which is generally when the customer has been billed and collection is reasonably assured or at the time of collection of the customer account receivable. Commissions paid to sales personnel are not recoverable in the event the customer terminates service. Commission expense was $596,000, $1,955,000, $4,140,000, $808,000 and $1,608,000 for the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2005 and 2006, respectively.

Leases
      The Company leases its facilities under operating leases, and accounts for those leases in accordance with SFAS No. 13, Accounting for Leases. For leases that contain rent escalation or rent concession provisions, the Company records the total rent payable during the lease term on a straight-line basis over the term of the lease. The Company records the difference between the rent paid and the straight-line rent as a deferred rent liability in the accompanying consolidated balance sheets.

Advertising Expenses
      The Company expenses advertising as incurred. Advertising expense was $23,000, $143,000, $510,000, $52,000 and $92,000 for the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2005 and 2006, respectively.

Omniture, Inc.
Notes to Consolidated Financial Statements — (Continued)

2.	Property and Equipment
      Property and equipment consisted of the following (in thousands):

	December 31,
			March 31,
	2004	2005	2006

			(unaudited)
Computers, equipment and software	$17,703	$35,519	$40,693
Furniture and fixtures	266	483	538
Leasehold improvements	431	1,204	1,238

	18,400	37,206	42,469
Less: accumulated depreciation and amortization	(3,768)	(9,689)	(12,052)

	$14,632	$27,517	$30,417

      Depreciation expense (including amortization of leasehold improvements) was $415,000, $1,769,000, $5,961,000, $1,094,000 and $2,363,000 for the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2005 and 2006, respectively.

3.	Intangible Assets
      Intangible assets consisted of the following (in thousands):

	December 31, 2004		December 31, 2005		March 31, 2006

	Gross Carrying	Accumulated	Gross Carrying	Accumulated	Gross Carrying	Accumulated
	Amount	Amortization	Amount	Amortization	Amount	Amortization

					(unaudited)
Patent licenses	$—	$—	$8,800	$—	$8,800	$314
Other	2,514	109	1,821	471	1,777	555

	$2,514	$109	$10,621	$471	$10,577	$869

      Patent licenses represent the estimated value of the licenses obtained from NetRatings, Inc. (see Note 8), and other intangible assets primarily is comprised of capitalized costs relating to a co-marketing and reseller agreement.
      In November 2004, the Company entered into a co-marketing and reseller agreement with a third party to co-market the Company’s SiteCatalyst application. In consideration for the agreement, the Company paid cash of $500,000 and issued warrants to purchase 504,054 shares of the Company’s Series B-2 convertible preferred stock to the third party. The $500,000 cash consideration and the value of the outstanding warrants, as determined by Duff & Phelps, LLC (formerly known as Standard and Poor’s Corporate Value Consulting), a third-party valuation firm, are being amortized over the expected life of the agreement with the third party. The value of the outstanding warrants is subject to adjustment, based upon changes in the underlying value of the convertible preferred stock as the warrants vest in accordance with the terms of the co-marketing and reseller agreement (see Note 7). In the fourth quarter of 2005, warrants to purchase 166,708 shares were cancelled due to the reseller’s failure to meet the required vesting terms pursuant to the co-marketing and reseller agreement. Upon this cancellation, the Company reversed the previously recorded amortization expense of $96,000 relating to the cancelled warrants and decreased the carrying value of the warrants by $577,000. On March 29, 2006, the Company amended the warrant agreement which reduced to 202,407 the total number of shares of Series B-2 convertible preferred stock the holder is entitled to purchase under the warrant, with immediate vesting of all shares subject to the warrant (see Note 10). The reduction in warrants, combined with the adjustment to the value of the remaining warrants, resulted in a net decrease in the intangible asset of approximately $44,000.

Omniture, Inc.
Notes to Consolidated Financial Statements — (Continued)

3.	Intangible Assets—(continued)
      The Company is amortizing its intangible assets on a straight-line basis over a period of three to seven years. The weighted-average amortization period of total intangible assets was 6.6 years and 6.4 years at December 31, 2005 and March 31, 2006, respectively. Amortization expense related to intangible assets was $16,000, $93,000, $416,000, $185,000 and $398,000 during the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2005 and 2006, respectively. The Company expects to recognize amortization expense on intangible assets as follows (in thousands):

	Anticipated Amortization Expense

	At December 31,	At March 31,
Year Ending December 31,	2005	2006

		(unaudited)
2006(1)	$1,629	$1,212
2007	1,599	1,591
2008	1,589	1,581
2009	1,562	1,553
2010	1,257	1,257
Thereafter	2,514	2,514

	$10,150	$9,708

(1)	The December 31, 2005 column reflects amortization expense that the Company anticipates recognizing for the full year 2006. The March 31, 2006 column reflects amortization expense that the Company anticipates recognizing from April 1, 2006 to December 31, 2006.

4.	Accrued and Other Liabilities
      Accrued liabilities consisted of the following (in thousands):

	December 31,
			March 31,
	2004	2005	2006

			(unaudited)
Patent license and settlement costs	$—	$9,495	$8,997
Accrued bonuses and commissions	943	1,932	1,416
Other accrued liabilities	1,514	2,566	4,073

	$2,457	$13,993	$14,486

      Other non-current liabilities consisted of the following (in thousands):

	December 31,
			March 31,
	2004	2005	2006

			(unaudited)
Patent license and settlement costs	$—	$3,819	$2,891
Other liabilities	177	299	361

	$177	$4,118	$3,252

Omniture, Inc.
Notes to Consolidated Financial Statements — (Continued)

5.	Notes Payable
      Notes payable consisted of the following (in thousands):

		Final	December 31,
		Maturity			March 31,
	Interest Rate	Date	2004	2005	2006

					(unaudited)
Draw on equipment line of credit	5.00%	July 2007	$3,759	$2,349	$1,997
Draw on equipment line of credit	5.06	Sept. 2007	2,556	1,654	1,429
Draw on equipment line of credit	4.81	Sept. 2007	2,049	1,326	1,145
Draw on revolving line of credit	variable rate	April 2007	—	500	500
Draw on equipment line of credit	7.55	Jan. 2009	—	—	1,889
Draw on equipment line of credit	7.77	Feb. 2009	—	—	1,069
Draw on equipment line of credit	8.03	Mar. 2009	—	—	2,000

			8,364	5,829	10,029
Less: current portion			(3,035)	(3,035)	(4,735)

Notes payable, less current portion			$5,329	$2,794	$5,294

      The Company paid interest of approximately $59,000, $471,000, $372,000, $132,000 and $105,000 during the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2005 and 2006, respectively.
      During the year ended December 31, 2004, the Company entered into an equipment line of credit agreement for $10,000,000 (the “Equipment Line of Credit”), which is collateralized by substantially all of the assets of the Company. The Equipment Line of Credit provided for a 12-month draw period, which expired on August 6, 2005, and a 36-month repayment period for each draw. The amounts outstanding and corresponding interest rates at December 31, 2004 and 2005 are shown in the table above.
      In April 2005, the Company amended the Equipment Line of Credit (the “2005 Amendment”). This 2005 amendment decreased the committed credit limit under the Equipment Line of Credit to $7,352,000, which was equal to the outstanding principal balance at the time of the amendment. Accordingly, the Equipment Line of Credit allows for no further draws. The 2005 Amendment also provided for a revolving line of credit of up to $10,000,000 (the “Revolving Line”). The Revolving Line may be drawn upon, up to the lesser of $10,000,000 or the eligible borrowing base as defined in the 2005 Amendment, until its maturity date of April 2007, when all outstanding amounts become payable. At December 31, 2005, there was $9,500,000 available for future borrowings under the Revolving Line. Borrowings under the Revolving Line bear annual interest at a variable rate equal to the prime interest rate plus a factor based on the Company’s liquidity ratio as defined in the 2005 Amendment, which equated to a rate of 7.75% at December 31, 2005. Interest is payable monthly. At December 31, 2005, the Company was in compliance with all financial covenants contained in the 2005 Amendment, which included a requirement to maintain a specific level of tangible net worth.
      In January 2006, the Company entered into a second amendment (the “2006 Amendment”) of the Equipment Line of Credit, which provided for a second equipment facility of up to $10,000,000, and reduced the total amount available for draw under the Revolving Line to $5,000,000. The second equipment facility may be drawn upon through March 31, 2007 and may only be used to finance or refinance equipment. Each draw under the 2006 Amendment has a 36-month repayment period and accrues interest at a rate based on the U.S. Treasury Bill Rate, plus a factor determined by the Company’s Quick Ratio, as described in the 2006 Amendment, at the time of that draw. The maximum combined outstanding principal balance from borrowings under the Equipment Line of Credit, the 2005 Amendment and the 2006 Amendment cannot exceed $15,000,000. The 2006 Amendment modified or eliminated certain covenants in the 2005 Amend-

Omniture, Inc.
Notes to Consolidated Financial Statements — (Continued)

5.	Notes Payable—(continued)
ment. The Company was not in technical compliance with a financial covenant contained in the 2006 Amendment at March 31, 2006, and obtained a compliance waiver from the lender related to this covenant. The Company subsequently amended the agreement to modify the waived financial covenant.
      During 2003, the Company issued a $1,000,000 convertible note payable. The note was converted into 1,078,452 shares of Series B-1 convertible preferred stock in April 2004.
      During 2000, the Company issued notes payable in principal amount totaling $1,875,000. The notes had an interest rate of 9.5% per annum and were due in 2001. During 2000, the outside party forgave $375,000 of the outstanding balance of the notes. During 2002, the Company entered into a settlement agreement that required the Company to issue warrants to purchase 245,495 shares of the Company’s common stock. The warrants became exercisable on March 31, 2004. The noteholder also agreed to forgive $1,050,000 of the then-outstanding principal balance and $141,289 of accrued interest, contingent on repayment of the balance of the notes in annual installments of $150,000 through 2004. A deferred gain of $1,191,289 was recorded at the time of settlement. The full amount of the deferred gain was recognized upon final payment and full satisfaction of the terms of the settlement agreement in March 2004.
      The outstanding balance of the notes was reduced by the value of the warrants of $14,730. The fair value of the warrants was calculated using the Black-Scholes method with the following assumptions: risk-free interest rate of 5.02%; expected volatility of 0.7%; no dividend yield; and an expected life of the warrants of ten years.
      The aggregate maturities of notes payable at December 31, 2005 and March 31, 2006 were as follows (in thousands):

	December 31,	March 31,
Year Ending December 31,	2005	2006

		(unaudited)
2006(1)	$3,035	$3,551
2007	2,794	4,494
2008	—	1,700
2009	—	284

	$5,829	$10,029

(1) The December 31, 2005 column reflects 2006 notes payable maturities for the full year 2006. The March 31, 2006 column reflects notes payable maturities for the period April 1, 2006 to December 31, 2006.

6.	Income Taxes
      The domestic and foreign components of income (loss) before provision for income taxes were as follows (in thousands):

	Year Ended December 31,

	2003	2004	2005

Domestic	$187	$(1,321)	$(17,505)
Foreign	—	3	79

	$187	$(1,318)	$(17,426)

Omniture, Inc.
Notes to Consolidated Financial Statements — (Continued)

6.	Income Taxes—(continued)
      The provisions for income taxes were as follows (in thousands):

	Year Ended December 31,

	2003	2004	2005

Federal	$—	$—	$—
State	44	—	—
Foreign	—	—	15

	$44	$—	$15

      A reconciliation of income taxes at the statutory federal income tax rate to the provision for income taxes included in the accompanying consolidated statements of operations is as follows (in thousands):

	Year Ended December 31,

	2003	2004	2005

Tax provision (benefit) at U.S. statutory rates	$64	$(448)	$(5,925)
State tax (benefit), net of federal tax effect	40	(66)	(583)
Meals and entertainment	16	50	61
Tax credits	(74)	(127)	(413)
Change in valuation allowance	(2)	591	6,875

Provision for income taxes	$44	$—	$15

      Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities were as follows (in thousands):

	December 31,

	2004	2005

Deferred tax assets:
Accruals and allowances	$284	$2,713
Stock-based compensation	—	190
Deferred revenues	—	148
Tax credits	739	1,152
Net operating losses	5,554	10,127

Total deferred tax assets	6,577	14,330
Valuation allowance	(5,611)	(12,486)

Net deferred tax assets	966	1,844
Deferred tax liabilities:
Depreciation and amortization	(966)	(1,844)

Deferred tax asset, net	$—	$—

      Realization of the deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Due to these uncertainties, management does not believe it is more likely than not that the net deferred tax assets will be realized. Accordingly, the total deferred tax assets of $6,577,000 and $14,330,000 at December 31, 2004 and 2005, respectively, have been fully offset by valuation allowances. The valuation allowance decreased by $2,000 for the year ended December 31, 2003 and increased by $591,000 and $6,875,000 for the years ended December 31, 2004 and 2005, respectively.

Omniture, Inc.
Notes to Consolidated Financial Statements — (Continued)

6.	Income Taxes—(continued)
      At December 31, 2005, the Company had net operating loss carryforwards for federal income tax purposes of approximately $27,100,000, which will begin to expire in 2020, and federal research and development credits of approximately $787,000, which will begin to expire in 2019. The Company also has state net operating loss carryforwards of approximately $28,000,000, which will begin to expire in 2015, and state research and development credits of approximately $364,000, which will begin to expire in 2014.
      Utilization of the Company’s net operating loss and tax credit carryforwards may be subject to annual limitations due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. These annual limitations could result in the expiration of the net operating loss and credit carryforwards before they are fully utilized.
      The Company paid income taxes of $0, $104,000 and $0 during the years ended December 31, 2003, 2004 and 2005, respectively.

7.	Convertible Preferred Stock and Stockholders’ Deficit

Convertible Preferred Stock
      Convertible preferred stock consisted of the following (in thousands, except share data):

	December 31, 2004			December 31, 2005			March 31, 2006

		Issued and	Liquidation		Issued and	Liquidation		Issued and	Liquidation
	Authorized	Outstanding	Preference	Authorized	Outstanding	Preference	Authorized	Outstanding	Preference

							(unaudited)	(unaudited)	(unaudited)
Series A-1	1,612,500	1,331,250	$355	1,331,250	1,331,250	$355	1,331,250	1,331,250	$355
Series A-2	1,050,420	925,896	441	925,896	925,896	441	925,896	925,896	441
Series A-3	3,425,983	2,024,295	1,484	2,024,304	2,024,295	1,484	2,024,304	2,024,295	1,484
Series A-4	2,461,572	—	—	—	—	—	—	—	—
Series A-4.1	266,391	266,391	325	266,391	266,391	325	266,391	266,391	325
Series A-5	1,333,333	1,333,333	400	1,333,333	1,333,333	400	1,333,333	1,333,333	400
Series B	6,973,145	6,973,145	13,350	6,973,145	6,973,145	13,350	6,973,145	6,973,145	13,350
Series B-1	1,078,452	1,078,452	1,000	1,078,452	1,078,452	1,000	1,078,452	1,078,452	1,000
Series B-2	504,054	—	—	504,054	—	—	504,054	—	—
Series C	—	—	—	7,740,834	—	—	7,740,834	6,125,358	31,652
Series C-1	—	—	—	7,740,834	7,740,834	40,000	7,740,834	1,615,476	8,348
Undesignated	6,995,946	—	—	2,500,000	—	—	2,500,000	—	—

	25,701,796	13,932,762	$17,355	32,418,493	21,673,596	$57,355	32,418,493	21,673,596	$57,355

      From January 1, 2006 through March 29, 2006, investors converted a total of 6,125,358 shares of Series C-1 convertible preferred stock into 6,125,358 shares of Series C convertible preferred stock (see Note 10).
      In June and July 2005, the Company authorized and issued a total of 7,740,834 shares of Series C-1 convertible preferred stock at $5.1674 per share for gross proceeds of $40,000,000, of which a total of 1,614,405 shares were sold to Hummer Winblad Venture Partners V, L.P., a related party. One of the members of the Company’s Board of Directors is a managing member of Hummer Winblad Equity Partners V, LLC, which is the general partner of Hummer Winblad Venture Partners V, L.P.
      In April 2004, the Company authorized and issued 6,973,145 shares of Series B convertible preferred stock at $1.91448 per share for gross proceeds of $13,350,000. In addition, the holder of the $1,000,000 convertible note payable elected to convert the outstanding principal balance of the note into 1,078,452 shares of a newly designated Series B-1 convertible preferred stock.

Omniture, Inc.
Notes to Consolidated Financial Statements — (Continued)

7.	Convertible Preferred Stock and Stockholders’ Deficit—(continued)
      In 2004, subsequent to the issuance of the Series B convertible preferred stock, the Company repurchased and retired 4,091,765 shares of convertible preferred stock including a portion of the Series A-1, A-2 and A-3 convertible preferred stock and all outstanding Series A-4 convertible preferred stock, for an aggregate purchase amount of $3,275,400.
      In April 2004, the Company effected a three-for-one split on the Series A-1, A-2, A-3 and A-4 convertible preferred stock. These series then became convertible into common stock on a one-for-one basis and the dividend rates were adjusted to one-third of the previous rate. Because these series were previously convertible on a three-to-one basis, this transaction had no effect on the fully diluted capital structure of the Company.
      In September 2003, the Company designated 266,391 preferred shares as Series A-4.1 convertible preferred stock (“Series A-4.1”), and an investor exchanged 88,797 shares of Series A-4 convertible preferred stock, each of which was convertible into three shares of the Company’s common stock, for 266,391 shares of Series A-4.1, each of which may be converted into one share of the Company’s common stock.
      A sale, merger, reorganization, liquidation, dissolution or winding up of the Company may, in certain circumstances, be deemed to be a liquidation and trigger the liquidation preferences associated with the outstanding shares of Series A-1, A-2, A-3, A-4.1, A-5, B, B-1, C and C-1 convertible preferred stock. Because a change in control could occur and not be solely within the control of the Company, all convertible preferred stock has been deemed to be redeemable and classified outside of permanent equity in the accompanying consolidated balance sheets, as required by EITF Topic D-98, Classification and Measurement of Redeemable Securities. However, because the timing of any such redemption is uncertain, the Company will not accrete the carrying value of the convertible preferred stock to its liquidation preference value until it becomes probable that redemption will occur.

Voting Rights
      The holders of all series of convertible preferred stock are entitled to vote on all matters with the common stockholders and are entitled to the number of votes equal to the number of common shares into which their preferred shares are convertible.

Conversion
      At the option of the holder, each share of preferred stock is convertible at any time into shares of the Company’s common stock. Each share of preferred stock will be converted automatically into shares of the Company’s common stock upon the closing of a firm commitment underwritten public offering of the Company’s common stock in which the aggregate public offering price is equal to or exceeds $20,000,000 or the public offering price is equal to or exceeds $4.00 per share, or upon the receipt of the written consent of a majority of the holders of the then-outstanding Series B, C and C-1 convertible preferred stock. The price at which the convertible preferred stock will be converted is the original issue price for the respective series of preferred stock, adjusted for certain dilutive corporate transactions. The Series C-1 convertible preferred stock conversion price is subject to adjustment upon the closing of a firm commitment underwritten public offering of the Company’s common stock if the public offering price is less than $5.16 per share. Series C-1 convertible preferred stockholders also have the option to convert each share of Series C-1 convertible preferred stock into one share of Series C convertible preferred stock. At December 31, 2005, each share of Series A-1, A-2, A-3, A-4.1, A-5, B, B-1, C and C-1 convertible preferred stock was convertible into common stock on a one-for-one basis.

Omniture, Inc.
Notes to Consolidated Financial Statements — (Continued)

7.	Convertible Preferred Stock and Stockholders’ Deficit—(continued)

Liquidation
      In the event of any sale, merger, reorganization, liquidation, dissolution or winding up of the Company (liquidation event), whether voluntary or involuntary, the holders of the then-outstanding shares of convertible preferred stock are entitled to a liquidation preference out of the available funds and assets of the Company. The liquidation preference for each series of convertible preferred stock is equal to its original issuance price, plus all declared but unpaid dividends. The liquidation preference on Series B, B-1, C and C-1 convertible preferred stock is required to be paid prior to any payments or distributions on shares of other series of convertible preferred stock. The liquidation preference on the Series A-5 convertible preferred stock is then required to be paid prior to any payments or distributions on shares of Series A-1, A-2, A-3 and A-4.1 convertible preferred stock.

Dividend Rights
      Series A-1, A-2, A-3, A-4.1, A-5, B, B-1, C and C-1 convertible preferred stock are entitled to receive noncumulative annual dividends in preference to the common stock at the rates of $0.02134, $0.03808, $0.05866, $0.09760, $0.02400, $0.15316, $0.07420, $0.41996, and $0.41996 per share, respectively, when and if declared by the Company’s Board of Directors. Dividends on the outstanding convertible preferred stock, when and if declared by the Company’s Board of Directors, are to be paid prior and in preference to the payment of dividends on the Company’s common stock and are first paid to Series B, B-1 and C-1 convertible preferred stockholders, then to Series A-5 convertible preferred stockholders, and then to all other convertible preferred stockholders. After payment of the dividend preferences to holders of convertible preferred stock, additional dividends declared are paid to common stockholders until the aggregate dividends paid or declared on each share of common stock equal the dividends paid or declared on each share of the convertible preferred stock. Then, any additional dividends declared are allocated to common stockholders and convertible preferred stockholders on a pro rata as-converted to common stock basis. To date, no dividends have been declared or paid by the Company.

Stock Options
      In August 1999, the Company adopted the 1999 Equity Incentive Plan (the “Plan”), for which 9,315,868 shares of common stock had been reserved at December 31, 2005. On February 22, 2006, the Company’s stockholders authorized an additional 2,000,000 shares of common stock available for future issuance under the Plan. The Plan allows grants of incentive and nonqualified options. Grants of incentive options must be at a price that is not less than the fair market value of the underlying common stock on the date of grant. The option prices are determined by the Company’s Board of Directors. Generally, the options expire ten years from the date of grant and vest over a four-year period.

Omniture, Inc.
Notes to Consolidated Financial Statements — (Continued)

7.	Convertible Preferred Stock and Stockholders’ Deficit—(continued)
      The following table summarizes stock option activity under the Plan:

		Number of Shares	Weighted-Average
	Shares Available	Subject to	Exercise Price Per
	for Grant	Outstanding Options	Share

Outstanding at January 1, 2003	2,141,731	2,987,208	$0.12
Increase in options authorized	1,999,999	—	—
Granted	(2,535,500)	2,535,500	0.12
Exercised	—	(10,000)	0.11
Canceled	127,500	(127,500)	0.15

Outstanding at December 31, 2003	1,733,730	5,385,208	0.12
Increase in options authorized	2,069,742	—	—
Granted	(1,505,732)	1,505,732	0.36
Exercised	—	(932,208)	0.12
Canceled	23,375	(23,375)	0.14

Outstanding at December 31, 2004	2,321,115	5,935,357	0.18
Increase in options authorized	—	—	—
Granted	(2,238,673)	2,238,673	2.38
Exercised	—	(1,301,062)	0.14
Canceled	144,450	(144,450)	0.29

Outstanding at December 31, 2005	226,892	6,728,518	0.91
Increase in options authorized (unaudited)	2,000,000	—	—
Granted (unaudited)	(776,750)	776,750	6.60
Exercised (unaudited)	—	(79,000)	0.13
Canceled (unaudited)	47,625	(47,625)	2.42

Outstanding at March 31, 2006 (unaudited)	1,497,767	7,378,643	1.51

      The Plan allows option holders to exercise unvested stock options at any time; however, the Company has the right to repurchase any unvested shares of common stock upon termination of employment at the original exercise price. The Company’s right of repurchase lapses as the shares vest. The consideration received from exercises of unvested stock options is recorded as a liability and is reclassified into equity as the awards vest. Shares issued upon the exercise of unvested stock options are not considered outstanding shares of common stock until these awards vest. At December 31, 2005, the Company had recorded a liability of approximately $124,000 relating to 734,194 unvested shares of common stock subject to repurchase. At March 31, 2006, this liability was $117,000 relating to 673,225 unvested shares of common stock subject to repurchase. Shares subject to repurchase by the Company were exercised at prices ranging from $0.11 to $0.50 per share.

Omniture, Inc.
Notes to Consolidated Financial Statements — (Continued)

7.	Convertible Preferred Stock and Stockholders’ Deficit—(continued)
      The following tables provide additional information about all options outstanding and exercisable under the Plan at December 31, 2005 and March 31, 2006:
      At December 31, 2005:

	Options Outstanding			Options Exercisable

		Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
Exercise	Number	Contractual	Exercise	Number	Exercise
Price Range	Outstanding	Life (Years)	Price	Exercisable	Price

$0.11 to $0.12	3,428,125	3.9	$0.11	3,337,613	$0.11
0.30 to 0.33	400,475	7.9	0.31	400,475	0.31
0.50 to 0.70	951,244	8.9	0.56	877,042	0.55
1.40	432,500	9.4	1.40	87,500	1.40
2.90 to 3.00	1,516,174	9.8	2.97	965,844	2.95

	6,728,518	6.5	0.91	5,668,474	0.70

      At March 31, 2006 (unaudited)

	Options Outstanding			Options Exercisable

		Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
Exercise	Number	Contractual	Exercise	Number	Exercise
Price Range	Outstanding	Life (Years)	Price	Exercisable	Price

$0.11 to $0.12	3,355,000	3.7	$0.11	3,278,519	$0.11
0.30 to 0.33	396,225	7.6	0.31	396,225	0.31
0.50 to 0.70	941,494	8.7	0.56	930,473	0.56
1.40	427,500	9.1	1.40	320,357	1.40
2.90 to 3.00	1,484,174	9.6	2.97	1,006,773	2.96
4.98	274,250	9.9	4.98	106,910	4.98
7.50	500,000	7.5	7.50	—	7.50

	7,378,643	6.5	1.51	6,039,257	0.82

      The number of exercisable stock options at December 31, 2003 and 2004 was 3,074,394 and 5,592,364, respectively.
      From 1999 to 2002, the Company granted to non-employees options to purchase a total of 193,333 shares of common stock that were not under the Plan. The weighted-average exercise price of these options was $0.08, and the vesting terms ranged from 0 to 12 months from the date of grant. At December 31, 2004 and 2005 and March 31, 2006, options to purchase 193,333, 133,333 and 133,333 shares of common stock, respectively, remained outstanding and exercisable.

Deferred Stock-based Compensation
      Prior to January 1, 2006, the Company recorded deferred stock-based compensation in the amount by which the exercise price of a stock option is less than the deemed fair value of the Company’s common stock at the date of grant. Because there has been no public market for the Company’s common stock, the Company’s Board of Directors has determined the fair value of the common stock based upon several factors, including, but not limited to, independent valuations performed by Duff & Phelps LLC (formerly known as Standard and Poor’s Corporate Value Consulting), as of November 30, 2004 and December 31, 2005, the

Omniture, Inc.
Notes to Consolidated Financial Statements — (Continued)

7.	Convertible Preferred Stock and Stockholders’ Deficit—(continued)
Company’s operating and financial performance, private sales of the Company’s convertible preferred stock between third parties, and issuances of convertible preferred stock. In 2005, the Company recorded deferred stock-based compensation of $3,801,000 relating to options to purchase 2,238,673 shares of common stock granted with an exercise price less than the deemed fair value of the common stock, which is being amortized on a straight-line basis over the vesting period of the employee stock options. The Company reversed deferred stock-based compensation related to cancellation of options for terminated employees in the amount of $21,000 and $37,000 for the year ended December 31, 2005 and the three months ended March 31, 2006, respectively.
      Information on stock option grants, net of forfeitures, for the year ended December 31, 2005 is summarized as follows:

				Estimated
	Type of Equity	Number of	Exercise	Fair Market	Intrinsic Value
Date of Issuance	Issuance	Options Granted	Price	Value	per Share

February 25, 2005	Employee Options	280,025	$0.70	$3.26	$2.56
April 18, 2005	Employee Options	87,500	1.40	3.64	2.24
May 6, 2005	Employee Options	95,000	1.40	3.82	2.42
May 13, 2005	Employee Options	250,000	1.40	3.82	2.42
August 18, 2005	Employee Options	461,925	2.90	3.46	0.56
October 25, 2005	Employee Options	392,000	3.00	4.26	1.26
November 1, 2005	Employee Options	275,000	3.00	4.26	1.26
December 6, 2005	Employee Options	159,750	3.00	4.98	1.98
December 21, 2005	Employee Options	227,500	3.00	5.70	2.70
      In connection with the adoption of SFAS No. 123R, effective January 1, 2006 (see Note 1), the Company estimates the fair value of stock option awards granted beginning January 1, 2006 using the Black-Scholes-Merton option-pricing formula and a single option award approach. The Company then amortizes this fair value of awards expected to vest on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. The weighted-average expected option term for options granted during the three months ended March 31, 2006 was calculated using the simplified method described in SAB No. 107. The simplified method defines the expected term as the average of the contractual term and the vesting period. Estimated volatility for the three months ended March 31, 2006 also reflected the application of SAB No. 107 interpretive guidance and, accordingly, incorporates historical volatility of similar entities whose share prices are publicly available. The risk-free interest rate is based on the yield curve of a zero-coupon U.S. Treasury bond on the date the stock option award is granted with a maturity equal to the expected term of the stock option award. The Company used historical data to estimate the number of future stock option forfeitures.
      During the three months ended March 31, 2006, the Company granted stock option awards to purchase 776,750 shares of common stock at a weighted-average exercise price of $6.60 and a weighted-average grant-date fair value of $5.10. During the three months ended March 31, 2006, the Company recorded compensation expense totaling $52,000 related to these stock option awards. During the three months ended March 31, 2006, options to purchase 2,500 shares of common stock granted under the provisions of SFAS No. 123R were forfeited at a weighted-average grant-date fair value of $5.14. At March 31, 2006, there was $3,214,000 of total unrecognized compensation cost related to nonvested stock option awards granted subsequent to the adoption of SFAS No. 123R. This unrecognized compensation cost is equal to the fair value of awards expected to vest and will be recognized over a weighted-average period of 4.1 years. At March 31, 2006, the weighted-average grant-date fair value of those nonvested stock option awards was $5.10.

Omniture, Inc.
Notes to Consolidated Financial Statements — (Continued)

7.	Convertible Preferred Stock and Stockholders’ Deficit—(continued)
      Additional information on stock option awards under the Plan is summarized as follows:

			Weighted-
			Average
		Weighted-	Remaining	Aggregate
	Number of	Average	Contractual	Intrinsic Value
At March 31, 2006:	Options	Exercise Price	Term (in Years)	(in thousands)

Outstanding	7,378,643	$1.51	6.5	$46,772
Vested and expected to vest	707,562	6.76	10.0	778
Exercisable	6,039,257	0.82	3.0	42,435
      The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock option awards and the deemed fair value of the Company’s common stock at March 31, 2006. During the three months ended March 31, 2005 and 2006, the aggregate intrinsic value of stock option awards exercised was $3,153,000 and $607,000, respectively, determined at the date of option exercise.
      The fair value of stock option awards granted during the three months ended March 31, 2006 was estimated at the date of grant using the Black-Scholes-Merton valuation method with the following assumptions:

Expected volatility	64%
Expected term (in years)	6.3-6.7
Risk-free interest rate	4.55%-4.79%
Expected dividends	—
      During the three months ended March 31, 2006, the Company also recorded stock-based compensation expense of $224,000 due to the modification and acceleration of the vesting of an employee’s stock options, initially granted prior to the adoption of SFAS No. 123R, upon termination of employment.
      Total stock-based compensation expense has been classified as follows in the accompanying statements of operations (in thousands):

		Three
		Months
	Year Ended	Ended
	December 31,	March 31,

	2005	2005	2006

		(unaudited)
Cost of revenues	$47	$4	$21
Sales and marketing	156	4	94
Research and development	243	23	97
General and administrative	64	3	316

	$510	$34	$528

      During the years ended December 31, 2003 and 2004, there was no employee stock-based compensation expense.

Omniture, Inc.
Notes to Consolidated Financial Statements — (Continued)

7.	Convertible Preferred Stock and Stockholders’ Deficit—(continued)

Warrants
      The Company has reserved the following numbers of shares of common and convertible preferred stock for issuance upon the exercise of warrants that were outstanding:

Number of Warrants
		Shares Subject to
December 31, 2005	March 31, 2006	Warrants	Exercise Price	Expiration Date

	(unaudited)
245,495	245,495	Common stock	$0.400	2/26/2012
42,000	42,000	Common stock	$0.110	2 years from closing of an initial public offering
337,346	202,407	Series B-2 convertible preferred stock	$1.914	(1)

(1)	Expires on the earlier of: (1) November 20, 2009; or (2) the effective date of a Public Offering of the Company’s stock or a Change of Control of the Company, each as defined in the amended warrant agreement entered into on March 29, 2006 (see Note 10).
      The warrants noted in the above table to purchase 42,000 shares of common stock were fully vested and exercisable at the date of grant of April 10, 2000.
      In November 2004, the Company authorized and issued warrants for the purchase of 504,054 shares of Series B-2 preferred stock at $1.91448 per share. The warrants were exercisable at the date of grant; however, the Company has the right to repurchase any unvested shares relating to exercised warrants at the original exercise price. The terms of conversion, voting rights, liquidation preferences and dividend rights for the Series B-2 convertible preferred stock are the same as those of the Series B convertible preferred stock described above. The warrants had an estimated fair value of approximately $1,800,000 at the time they were issued, as determined by Duff & Phelps, LLC (formerly known as Standard and Poor’s Corporate Value Consulting) a third-party valuation firm, using a market-based valuation approach. The warrants were issued in connection with a co-marketing and reseller agreement entered into by the Company (see Note 3). Additionally, pursuant to the provisions of EITF Issue No. 96-18, the value of the warrants is to be re-measured based upon changes in the underlying value of the preferred stock as the warrants vest in accordance with the terms of the co-marketing and reseller agreement. In the fourth quarter of 2005, warrants to purchase 166,708 shares of Series B-2 convertible preferred stock were cancelled due to the reseller’s failure to meet the required vesting terms pursuant to the reseller agreement. Upon this cancellation, the Company reversed the previously recorded amortization expense relating to the cancelled warrants and decreased the carrying value of the warrants by $577,000. At December 31, 2005, warrants to purchase 337,346 shares related to the co-marketing and reseller agreement remained outstanding and had an estimated fair value of $1,160,000 as determined by Duff & Phelps, LLC. On March 29, 2006, the Company amended the warrant agreement, which reduced to 202,407 the total number of shares of Series B-2 convertible preferred stock the holder is entitled to purchase under the warrant, with immediate vesting of all shares subject to the warrant (see Note 10).
      In April 2004, the Company repurchased all then-outstanding Series A-3 convertible preferred stock warrants for $12,033.

Omniture, Inc.
Notes to Consolidated Financial Statements — (Continued)

7.	Convertible Preferred Stock and Stockholders’ Deficit—(continued)

Shares Reserved For Future Issuance
      The Company has reserved shares of common stock for future issuance as follows:

	December 31,	March 31,
	2005	2006

		(unaudited)
Stock options outstanding	6,861,851	7,511,976
Stock options available for future grants	226,892	1,497,767
Warrants to purchase common stock	287,495	287,495
Warrants to purchase convertible preferred stock	337,346	202,407
Convertible preferred stock	21,673,596	21,673,596

	29,387,180	31,173,241

8.	Commitments and Contingencies

Leases
      The Company leases certain equipment under capital leases. These capital leases generally contain a $1.00 buyout option at the end of the initial lease terms, which range between 36 and 60 months. The carrying value of property and equipment capitalized under capital lease obligations at December 31, 2004 and 2005 and March 31, 2006 was $968,000, $293,000 and $293,000, respectively, less $298,000, $166,000 and $185,000, respectively, in accumulated amortization. Amortization expense is computed using the straight-line method over the term of each lease and is allocated between cost of revenues, research and development, sales and marketing, and general and administrative expense in the consolidated statements of operations. Accumulated amortization is included in property and equipment, net, on the consolidated balance sheets.
      The future minimum lease payments under noncancelable capital and operating leases at December 31, 2005 and March 31, 2006 were as follows (in thousands):

	December 31, 2005		March 31, 2006

	Capital	Operating	Capital	Operating
Year Ending December 31,	Leases	Leases	Leases	Leases

			(unaudited)
2006(1)	$112	$1,415	$84	$1,147
2007	64	1,461	64	1,693
2008	26	1,508	26	1,679
2009	—	383	—	1,699
2010	—	—	—	1,747
2011	—	—	—	443

Total minimum lease payments	202	$4,767	174	$8,408

Less: imputed interest	(39)		(30)

Present value of minimum lease payments	163		144
Less: current portion	(86)		(86)

Capital lease obligations, less current portion	$77		$58

(1)	The December 31, 2005 columns reflect the 2006 future minimum lease payments anticipated for the full year 2006. The March 31, 2006 columns reflect the 2006 future minimum lease payments anticipated for the period April 1, 2006 to December 31, 2006.

Omniture, Inc.
Notes to Consolidated Financial Statements — (Continued)

8.	Commitments and Contingencies—(continued)
     Rent expense for the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2005 and 2006 was $86,000, $414,000, $1,102,000, $193,000 and $401,000, respectively.
      Operating lease payments primarily relate to the Company’s principal offices in Orem, Utah. The Company entered into the initial lease associated with this property in May 2003. From May 2003 through March 31, 2006, the Company entered into various amendments to this initial lease, each of which increased the total leased square footage. The initial lease and all subsequent amendments provide for annual rental rate escalations and terminate in March 2011.

Litigation Settlement
      On February 28, 2006, the Company signed an agreement under which it licensed all issued patents and pending patent applications owned or controlled by NetRatings, Inc. (“NetRatings”), and NetRatings agreed to release all claims covered by a patent infringement lawsuit that it brought against the Company in May 2005. In return, the Company agreed to pay NetRatings $10,000,000 (“Committed Payments”) over the period from the signing date of the agreement through December 2007. The Company will make additional payments to NetRatings (“Contingent Payments”), not to exceed $4,000,000 in the aggregate, if and when the Company achieves certain business milestones. In the event that the Company acquires certain specified companies, the Company may be required to make additional license payments based on the web analytics revenues of the acquired company.
      Although the agreement was signed after the December 31, 2005 consolidated balance sheet date, the issues surrounding the licensed patents occurred prior to that balance sheet date; accordingly, the Company has recorded the settlement as a liability at December 31, 2005. Furthermore, based on its assessment of the probable nature of the contingencies surrounding payment of the Contingent Payments, the Company has accrued the entire $14,000,000 settlement amount, discounted to its net present value, at December 31, 2005. Based on a valuation study performed by Duff & Phelps, LLC, an independent valuation firm, the Company recorded expense of $4,514,000 during the fourth quarter of 2005, of which $1,910,000, representing the cost of the license during 2005 and prior years, was included in cost of subscription revenues in the accompanying consolidated statements of operations and $2,604,000, representing litigation settlement costs, was included in operating expenses in the accompanying consolidated statements of operations.
      The remaining $8,800,000 represents the estimated future benefit the Company expects to obtain from the licenses granted under the agreement. The Company recorded this amount in intangible assets, net, on the accompanying consolidated balance sheets and is amortizing it ratably to cost of subscription revenues through 2012, which represents the remaining lives of the primary patents.

Indemnification
      The Company has also agreed to indemnify its directors and executive officers for costs associated with any fees, expenses, judgments, fines and settlement amounts incurred by them in any action or proceeding to which any of them is, or is threatened to be, made a party by reason of his service as a director or officer, including any action by the Company, arising out of his services as the Company’s director or officer or his services provided to any other company or enterprise at the Company’s request.

Legal Matters
      The Company is and may become involved in various other legal proceedings arising from the normal course of its business activities. Management does not expect resolution of these other matters to have a material adverse effect on the Company’s results of operations, cash flows or financial position. However, depending on the nature and timing of these proceedings, an unfavorable resolution could materially affect the Company’s future consolidated results of operations, cash flows or financial position in a particular period.

Omniture, Inc.
Notes to Consolidated Financial Statements — (Continued)

9.	Retirement Plan
      The Company offers a 401(k) plan to its employees. The Company matches 50% of each employee’s contributions up to a maximum of 3% of the employee’s base salary, bonuses and commissions. The Company made matching contributions of $65,000, $91,000, $274,000, $46,000 and $135,000 during the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2005 and 2006, respectively.

10.	Subsequent Events
      In January 2006, the Company entered into a second amendment (the “2006 Amendment”) of the Equipment Line of Credit, which provided for a second equipment facility of up to $10,000,000, and reduced the total amount available for draw under the Revolving Line to $5,000,000. The second equipment facility may be drawn upon through March 31, 2007 and may only be used to finance or refinance equipment. Each draw under the 2006 Amendment has a 36-month repayment period and accrues interest at a rate based on the U.S. Treasury Bill Rate, plus a factor determined by the Company’s Quick Ratio, as described in the 2006 Amendment, at the time of that draw. The maximum combined outstanding principal balance from borrowings under the Equipment Line of Credit, the 2005 Amendment and the 2006 Amendment cannot exceed $15,000,000. The 2006 Amendment modified or eliminated certain covenants in the 2005 Amendment. At March 27, 2006, the Company had borrowed $5,100,000 under the 2006 Amendment, at a weighted-average interest rate of 7.71%.
      From January 1, 2006 through March 27, 2006, the Company granted options to purchase 276,750 shares of common stock at an exercise price of $4.98 per share. On March 29, 2006, the Company granted options to purchase 500,000 shares of common stock at an exercise price of $7.50 per share.
      From January 1, 2006 through March 29, 2006, investors converted a total of 6,125,358 shares of Series C-1 convertible preferred stock into 6,125,358 shares of Series C convertible preferred stock.
      In January 2006, the Company amended an operating lease associated with its principal offices in Orem, Utah. The amendment increased the total square footage of office space leased and extended the lease term to March 2011 for all spaces leased under this agreement as amended. The amendment (decreased) increased the future minimum operating lease payments listed in Note 8 as follows (in thousands):

Future
Minimum
Operating
Lease
Year Ending December 31,	Payments

2006	$(3)
2007	146
2008	151
2009	1,317
2010	1,749
Thereafter	445

$3,805

      On March 29, 2006, the Company amended the Series B-2 convertible preferred stock warrant originally issued in November 2004 (see Note 7). This amendment reduced to 202,407 the total number of shares of Series B-2 convertible preferred stock the holder is entitled to purchase under the warrant, with immediate vesting of all shares subject to the warrant. The amendment also modified the warrant expiration date to the earlier of: (1) November 30, 2009; or (2) the effective date of a Public Offering of the Company’s stock or a Change of Control of the Company, each as defined in the amended warrant agreement.

[TRANSPARENT OVERLAY]

Clicks 14,123
Revenue $4,487
RANK
(2/37)
(1/37)
Clicks 6,284
Revenue $412
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Clicks 19,407
Revenue $1,870
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Clicks 9,144
Revenue $2,870
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Clicks 11,644
Revenue $546
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Clicks 8,527
Revenue $920
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Link
Selected Events
Omniture.com
Clicks
11,664
68%
Viewed Product Demo
48%
Purchases
22%
Revenue
Clicks 2,158
Revenue $10
RANK
(18/37)
(28/37)
Clicks 2,971
Revenue $52
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(15/37)
(18/37)
Link
Selected Events
Omniture.com
Clicks
2,971
38%
Viewed Product Demo
18%
Purchases
22%
Revenue
Clicks 3,348
Revenue $112
RANK
(13/37)
(16/37)

OMNITURE's ClickMap™ Technology

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PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
      The following table sets forth all expenses to be paid by the Registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

SEC registration fee	$12,840
NASD filing fee	12,500
Nasdaq National Market listing fee	100,000
Printing and engraving	*
Legal fees and expenses	*
Accounting fees and expenses	*
Blue sky fees and expenses (including legal fees)	*
Transfer agent and registrar fees	*
Miscellaneous	*

Total	*

* To be filed by amendment.

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.
      Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.
      As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the Registrant’s certificate of incorporation to be in effect upon the closing of this offering includes provisions that eliminate the personal liability of its directors and officers for monetary damages for breach of their fiduciary duty as directors and officers.
      In addition, as permitted by Section 145 of the Delaware General Corporation Law, the bylaws of the Registrant to be effective upon the closing of this offering provide that:

•	The Registrant shall indemnify its directors and officers for serving the Registrant in those capacities or for serving other business enterprises at the Registrant’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	The Registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

•	The Registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•	The Registrant will not be obligated pursuant to the bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the Registrant’s board of directors or brought to enforce a right to indemnification.

•	The rights conferred in the bylaws are not exclusive, and the Registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	The Registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees and agents.
      The Registrant’s policy is to enter into separate indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and also provide for certain additional procedural protections. The Registrant also maintains directors and officers insurance to insure such persons against certain liabilities.
      These indemnification provisions and the indemnification agreements entered into between the Registrant and its officers and directors may be sufficiently broad to permit indemnification of the Registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.
      The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.
      During the last three years, we have issued unregistered securities to a limited number of persons, as described below.
      1.     In March 2006, we amended and restated the warrant described in paragraph 7 below to purchase shares of Series B-2 preferred stock previously issued to a reseller of our services to reduce the number of shares underlying such warrant to 202,407 shares.
      2.     In March 2006, we issued 250 shares of common stock to a consultant at a price per share of $4.98.
      3.     In March 2006, we issued 4,510,953 shares of Series C preferred stock to BAVP VII, L.P. upon conversion of 4,510,953 shares of Series C-1 preferred stock.
      4.     In January 2006, we issued 1,614,405 shares of Series C preferred stock to Hummer Winblad Venture Partners V, L.P. upon conversion of 1,614,405 shares of Series C-1 preferred stock.
      5.     In June 2005 and July 2005, we issued 7,740,834 shares of Series C-1 preferred stock to accredited investors at a price per share of $5.1674.
      6.     In November 2004, we issued to a reseller of our services a warrant to purchase up to a maximum of 504,054 shares of Series B-2 preferred stock at an exercise price of $1.91448 per share. As of December 31, 2005, the maximum number of shares underlying the warrant was equal to 337,346 shares of Series B-2 preferred stock.
      7.     In April 2004, we issued (a) 6,973,145 shares of Series B preferred stock at a price per share of $1.91448 and (b) 1,078,452 shares of Series B-1 preferred stock at a price per share of $0.93 to accredited investors.
      8.     In September 2003, we issued 266,391 shares of Series A-4.1 preferred stock to Scott Frazier in exchange for 88,797 shares of Series A-4 preferred stock.
      9.     In September 2003, we issued 100,000 shares of common stock to a consultant at a price per share of $0.30.
      10.     Since January 1, 2003, we have issued options to purchase an aggregate of 8,023,216 shares of our common stock under our 1999 Equity Incentive Plan to employees, directors and consultants with exercise prices ranging from $0.11 to $8.92 per share.
      11.     Since January 1, 2003, we have issued an aggregate of 2,440,520 shares of our common stock to employees, directors and consultants upon exercise of options issued under and outside of our 1999 Equity Incentive Plan, with a weighted-average exercise price of approximately $0.1343 per share, for an aggregate of $327,649.

      None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe the offers, sales and issuances of the securities described above were exempt from registration under the Securities Act by virtue of Rule 506 of Regulation D promulgated thereunder and/or Section 4(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering or in reliance on Rule 701 because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule or in reliance on Section 4(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering. The recipients of securities under compensatory benefit plans and contracts relating to compensation were our employees, directors or bona fide consultants and received the securities as compensation for services. Appropriate legends have been affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us. When we have relied on Rule 506 of Regulation D promulgated under the Securities Act, the investors in unregistered securities have been accredited investors. When we have relied on Section 4(2) of the Securities Act, we have received affirmative representations from the purchasers of unregistered securities regarding these purchasers’ financial sophistication.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
      (a) Exhibits. The following exhibits are included herein or incorporated herein by reference:

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement
3	.1A**	Restated Certificate of Incorporation of the Registrant, as currently in effect
3	.1B**	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the closing of this offering
3	.2A**	Amended and Restated Bylaws of the Registrant, as adopted on April 20, 2004
3	.2B**	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the closing of this offering
4	.1*	Specimen common stock certificate of Registrant
4	.2**	Amended and Restated Registration Rights Agreement, dated as of April 26, 2006, between the Registrant and certain holders of the Registrant’s common stock named therein.
4.3		Silicon Valley Bank Second Amended and Restated Loan and Security Agreement dated January 10, 2006
5	.1**	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
10.1		Form of Indemnification Agreement between the Registrant and its directors and officers
10	.2A**	1999 Equity Incentive Plan of the Registrant, as amended
10	.2B**	Forms of Stock Option Agreement under the 1999 Equity Incentive Plan
10	.2C*	Form of Stock Option Agreement under the 1999 Equity Incentive Plan entered into by and among the Registrant and its Named Executive Officers and non-employee directors
10	.3A**	2006 Equity Incentive Plan of the Registrant, to be in effect upon the closing of this offering
10	.3B**	Form of Stock Option Agreement under the 2006 Equity Incentive Plan
10	.4A**	2006 Employee Stock Purchase Plan of the Registrant
10	.4B**	Form of Subscription Agreement under 2006 Employee Stock Purchase Plan
10	.5*	Amended and Restated Employment Agreement between the Registrant and Joshua G. James
10	.6*	Amended and Restated Employment Agreement between the Registrant and John R. Pestana
10	.7**	Offer Letter with Michael S. Herring, dated October 20, 2004
10	.8A**	Basic Lease Information and Canyon Park Technology Center Office Building Lease Agreement, dated as of May 9, 2003, between the Registrant and TCU Properties I, LLC
10	.8B**	First Amendment to Basic Lease Information and Canyon Park Technology Center Office Building Lease Agreement, dated May 6, 2004, between the Registrant and TCU Properties I, LLC
10	.8C**	Second Amendment to Basic Lease Information and Canyon Park Technology Center Office Building Lease Agreement, dated December 8, 2004, between the Registrant and TCU Properties I, LLC
10	.8D**	Third Amendment to Basic Lease Information and Canyon Park Technology Center Office Building Lease Agreement, dated April 30, 2005, between the Registrant and TCU Properties I, LLC
10	.8E**	Fourth Amendment to Basic Lease Information and Canyon Park Technology Center Office Building Lease Agreement, dated May 31, 2005, between the Registrant and TCU Properties I, LLC
10	.8F**	Fifth Amendment to Basic Lease Information and Canyon Park Technology Center Office Building Lease Agreement, dated January 25, 2006, between the Registrant and TCU Properties I, LLC

Exhibit
Number		Description

10	.9†**	Settlement and Patent License Agreement, dated February 28, 2006, by and between NetRatings, Inc. and the Registrant
10	.10**	NetObjects, Inc. Warrant to Purchase Stock dated March 26, 2002
10	.11**	Silicon Valley Bank Warrant to Purchase Stock dated April 10, 2000
21	.1**	List of subsidiaries of the Registrant
23.1		Consent of Independent Registered Public Accounting Firm
23	.2**	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).
23	.3**	Consent of Independent Valuation Firm
24	.1**	Power of Attorney (See page II-5 and previously filed)
99.1		Consent of JupiterResearch
99.2		Consent of Forrester Research Inc.
99.3		Consent of IDC
99.4		Consent of eMarketer, Inc.

*	To be filed by amendment.

†	Portions of this exhibit have been omitted pending a determination by the Securities and Exchange Commission as to whether these portions should be granted confidential treatment.

**	Previously filed.

(b)	Financial Statement Schedules.
      All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

ITEM 17.	UNDERTAKINGS.
      The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
      The undersigned Registrant hereby undertakes that:
      (1)     For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
      (2)     For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to the registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orem, State of Utah, on the 23rd day of May, 2006.

OMNITURE, INC.

By:	/s/ Joshua G. James

Joshua G. James
Chief Executive Officer
POWER OF ATTORNEY
      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Joshua G. James, Michael S. Herring and Shawn J. Lindquist, and each of them, as his or her true and lawful attorney-in-fact and agent with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute, may lawfully do or cause to be done by virtue hereof.
      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Joshua G. James Joshua G. James	Chief Executive Officer and Director (Principal Executive Officer)	May 23, 2006

/s/ Michael S. Herring Michael S. Herring	Chief Financial Officer and Executive Vice President (Principal Accounting and Financial Officer)	May 23, 2006

* D. Fraser Bullock	Director	May 23, 2006

* Gregory S. Butterfield	Director	May 23, 2006

* Mark P. Gorenberg	Director	May 23, 2006

* Rory T. O’Driscoll	Director	May 23, 2006

* John R. Pestana	Director	May 23, 2006

/s/ Dana L. Evan Dana L. Evan	Director	May 23, 2006

*By:	/s/ Joshua G. James

Joshua G. James
Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement
3	.1A**	Restated Certificate of Incorporation of the Registrant, as currently in effect
3	.1B**	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the closing of this offering
3	.2A**	Amended and Restated Bylaws of the Registrant, as adopted on April 20, 2004
3	.2B**	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the closing of this offering
4	.1*	Specimen common stock certificate of Registrant
4	.2**	Amended and Restated Registration Rights Agreement, dated as of April 26, 2006, between the Registrant and certain holders of the Registrant’s common stock named therein.
4.3		Silicon Valley Bank Second Amended and Restated Loan and Security Agreement dated January 10, 2006
5	.1**	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
10.1		Form of Indemnification Agreement between the Registrant and its directors and officers
10	.2A**	1999 Equity Incentive Plan of the Registrant, as amended
10	.2B**	Forms of Stock Option Agreement under the 1999 Equity Incentive Plan
10	.2C*	Form of Stock Option Agreement under the 1999 Equity Incentive Plan entered into by and among the Registrant and its Named Executive Officers and non-employee directors
10	.3A**	2006 Equity Incentive Plan of the Registrant, to be in effect upon the closing of this offering
10	.3B**	Form of Stock Option Agreement under the 2006 Equity Incentive Plan
10	.4A**	2006 Employee Stock Purchase Plan of the Registrant
10	.4B**	Form of Subscription Agreement under 2006 Employee Stock Purchase Plan
10	.5*	Amended and Restated Employment Agreement between the Registrant and Joshua G. James
10	.6*	Amended and Restated Employment Agreement between the Registrant and John R. Pestana
10	.7**	Offer Letter with Michael S. Herring, dated October 20, 2004
10	.8A**	Basic Lease Information and Canyon Park Technology Center Office Building Lease Agreement, dated as of May 9, 2003, between the Registrant and TCU Properties I, LLC
10	.8B**	First Amendment to Basic Lease Information and Canyon Park Technology Center Office Building Lease Agreement, dated May 6, 2004, between the Registrant and TCU Properties I, LLC
10	.8C**	Second Amendment to Basic Lease Information and Canyon Park Technology Center Office Building Lease Agreement, dated December 8, 2004, between the Registrant and TCU Properties I, LLC
10	.8D**	Third Amendment to Basic Lease Information and Canyon Park Technology Center Office Building Lease Agreement, dated April 30, 2005, between the Registrant and TCU Properties I, LLC
10	.8E**	Fourth Amendment to Basic Lease Information and Canyon Park Technology Center Office Building Lease Agreement, dated May 31, 2005, between the Registrant and TCU Properties I, LLC
10	.8F**	Fifth Amendment to Basic Lease Information and Canyon Park Technology Center Office Building Lease Agreement, dated January 25, 2006, between the Registrant and TCU Properties I, LLC
10	.9†**	Settlement and Patent License Agreement, dated February 28, 2006, by and between NetRatings, Inc. and the Registrant
10	.10**	Net Objects, Inc. Warrant to Purchase Stock dated March 26, 2002
10	.11**	Silicon Valley Bank Warrant to Purchase Stock dated April 10, 2000
21	.1**	List of subsidiaries of the Registrant
23.1		Consent of Independent Registered Public Accounting Firm
23	.2**	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).
23	.3**	Consent of Independent Valuation Firm
24	.1**	Power of Attorney (See page II-5 and previously filed)

Exhibit
Number	Description

99.1	Consent of JupiterResearch
99.2	Consent of Forrester Research Inc.
99.3	Consent of IDC
99.4	Consent of eMarketer, Inc.

*	To be filed by amendment.

†	Portions of this exhibit have been omitted pending a determination by the Securities and Exchange Commission as to whether these portions should be granted confidential treatment.
** Previously filed.